

CORNING

About Corning Incorporated

Corning Incorporated is a 152-year-old diversified technology company that concentrates its efforts on high-impact growth opportunities. Corning combines its expertise in specialty glass, ceramic materials, polymers and the manipulation of the properties of light, with strong process and manufacturing capabilities to develop, engineer and commercialize significant innovative products for the telecommunications, flat panel display, environmental, life sciences, semiconductor and other materials markets.

Cover photos, clockwise from upper left:

Active Matrix Liquid Crystal Display glass for flat panel computer screens; cellular ceramic substrates for controlling emissions from diesel engines; light-emitting diodes used for drug discovery; and low-loss optical fiber.



James R. Houghton
Chairman & Chief Executive Officer

To Our Shareholders:

The past year has brought a turning point in the history of Corning Incorporated — the year in which I believe we have truly proven our ability to transform, to achieve our goals, and to position ourselves for future growth while staying committed to our Values as a company.

In this report, I'd like to review with you the significant progress we've continued to make against the priorities we set for ourselves in early 2002 — when the downturn in the telecommunications industry left us with a severe drop-off in revenues and an overbuilt infrastructure. In the face of this situation, we set a very clear plan based on three priorities:

- Preserving the financial health of the company
- Returning to profitability
- *Continuing to invest in* our future

These priorities have guided our steady march forward for the past two years. And the plan is working. I take tremendous pride in sharing with you that Corning Incorporated continues to be a financially sound company. We are profitable once again, excluding special items, and our investments in our future have positioned us for growth in key markets.

Now let's look at each of our priorities in greater detail — including the progress we've made and the goals we intend to reach as we keep moving ahead.

Protecting our financial health

We ended the year with a very strong balance sheet, having met a number of goals we set for ourselves more than two years ago.

One of those goals was to substantially reduce our debt levels while at the same time maintaining a healthy cash portfolio. *We have done exactly that,* meeting all our milestones for cash preservation and debt reduction. We have reduced our debt by 45 percent since the beginning of 2002 and we continue to reduce it. We are maintaining significant cash on hand, ending 2003 with $1.3 billion in cash, cash equivalents and short-term investments. And we continue to have access to our $2 billion revolving credit agreement.

We are now focused on returning to an investment-grade credit rating, and we are continuing to meet important milestones in our progress toward this goal. Two rating agencies took us off "negative" outlook in 2003 — the remaining one followed suit in early 2004. This is a first step toward a ratings upgrade. We are driving to achieve investment-grade metrics in 2005 and hope that the agencies will upgrade us then. That will be yet another sign to everyone that we are a strong, financially sound company — and, we will no longer have to carry such large cash balances, instead freeing up that cash for prudent investments in our business.

Returning to profitability

We are very proud of the fact that we met our goal of restoring profitability, before special items, in 2003. Our operations became profitable in the second quarter, one full quarter before Wall Street expected it. By the third quarter, we were solidly profitable without equity earnings from Dow Corning, just as we promised we would be.

By year-end, we had more encouraging news to report. We improved our profitability by more than $500 million, before special items — the most significant year-to-year improvement in our history. With sales of $ 3.1 billion, we reduced operating expenses more than 20 percent and made substantial gains in our gross margins.

We were able to reach this goal by rigorously focusing on three critical areas: stabilization of sales volumes in our telecommunications segment; dramatic cost reduction throughout our telecommunications businesses; and continued robust growth of our liquid crystal display glass products.

Investing in our future

Of course, now that we have returned to profitability, we are committed to *sustaining* and *growing* that profitability. Even through the downturn, we remained committed to investing in innovation, as this has always been the source of our strength — and it will remain that way.

Although we're investing in a wide variety of technologies — including those in the life sciences arena and optical materials for the semiconductor industry — we're placing particular emphasis on three areas that we believe will set the stage for our next wave of growth: liquid crystal displays; environmental substrates and filters for diesel applications; and the telecommunications segment products that will enable fast, secure broadband connections to homes and businesses, a technology we refer to as fiber to the x (FTTx). We are highlighting these growth areas in this report, and I'm sure you'll share my excitement when you read about each of them.

Our people

Meeting all these priorities could not happen without the *people* who form our global workforce, and an essential part of our recovery strategy has been a relentless concentration on this most valuable asset. I consider this a priority that spans across all the others, and I know that members of our leadership team share this belief.

We have been very open about telling our people how much we need them. They have been the key to leading us out of difficult times and toward the very exciting future we can all share.

We're keenly aware that our people have been through extremely difficult times these past few years. It's easy to get discouraged when you've experienced the exuberant growth of the late 1990s, followed by the rapid downturn and resulting layoffs that marked 2001 and 2002.

But as I visit our operations throughout the world, I'm continually encouraged, delighted — and yes, humbled — by how loyal our people have remained to this company. Over and over, I find people totally committed to discovering remarkable new properties in the materials we know so well ... to serving our customers with flawless manufacturing processes ... and to supporting every aspect of our operations so we can continue to meet our goals and thrive once again.

They are committed because they, too, believe in this company's ability to survive times of massive change and remain true to our Values. Our recovery as a company is a matter of personal pride to them.

Looking forward

As we look out to the year ahead and beyond, our priorities remain consistent. We will protect our financial health; we will improve profitability; and we will invest in our future. Within this framework, we will continue to chart specific goals and milestones in support of sustainable, long-term business performance. We have developed a strategy for this performance — a strategy in three parts:

■ Growth through innovation

First, we will grow the company, and we will fuel that growth with global innovation. Some companies grow mainly by acquisition or mergers, but Corning grows through innovation — and that belief is deeply ingrained in our culture.

We've enjoyed consistent successes when we've taken that approach, and today, our products for these growth markets — LCD, diesel, and FTTx — are just a few examples of that. Our products have always been — and always will be — keystone components that make larger systems work. Today, we've strategically positioned ourselves to commercialize different innovations in a variety of long-term markets, and we intend to continue that approach in aggressively pursuing multiple high-value opportunities.

This approach to innovation is resource-intensive. While we keep focused on near-term growth opportunities, we also continue to invest in new technologies, and it can sometimes take a dozen years or more to fully commercialize a product. In addition, our brand of innovation — solving extremely complex materials problems for growing markets — is just plain difficult to do. Accordingly, our fixed costs can be high.

That's why we are so committed to developing technologies that add significant value. Those opportunities tend to be in markets that respond to basic human needs — like communications, the environment, and health care. And because the growth potential for these markets tends to be strong, we can offset our higher fixed costs with revenues reflecting our leadership position.

■ Balance

Second, while growing globally through innovation, we will work to achieve balance and stability — knowing that this notion is often at odds with growth.

After the telecommunications downturn, many people questioned the rapid growth of our telecom segment — which at one point had represented more than 70 percent of our revenues. Our response has been consistent: We will always pursue attractive markets where our strength in innovation can make a significant difference — and we will let the markets determine the level of our involvement at any given time.

In other words, we won't seek to balance the *outputs* of our investments — that's what the markets will determine. We will, however, balance the *inputs*, carefully controlling how we choose to pursue certain technologies and the investments we make as we develop new market opportunities.

Being constantly mindful of achieving this balance will help us mitigate the inherent cycles of a high-technology business, and maintain a level of stability as we continue to grow. While we know we will always go through cycles, we also know that avoiding extreme, ongoing volatility will help us move much more smoothly toward another 150 years of innovation and independence. We are encouraged that we are seeing initial success in three markets — LCD, diesel substrates and FTTx. This diversity should help us in achieving more stability and balance as we strive for growth.

Preserving trust

In deploying a strategy that involves both growth and stability, we know a natural tension will develop. And that is where we will depend on the third part of our strategy: always living the Values of the company and insisting on good governance. By remaining true to these principles, we ensure that we will preserve the trust of our shareholders, our partners, our customers, our employees and our communities.

I firmly believe that we have been able to turn the company around and set it on this path toward growth because our entire organization is so committed to our Values ... to *Quality, Integrity, Performance, Leadership, Innovation, Independence and The Individual.* We talk about these Values constantly, but we do more than talk — we live them and hold one another accountable for them. They form the context within which we operate; they provide ongoing direction for us in each and every action we take. And I believe passionately that they will *continue* to be the foundation of all our future successes.

Why we're confident we'll succeed

Our culture of innovation is remarkable — in fact, it's legendary, borne of more than 150 years of creating products that have helped change the way we live. The tough materials and manufacturing problems we solve for our customers are so complex that most other companies won't even try them — and at Corning, we *thrive* upon them!

Our people — from senior leaders through every level of our highly diverse, global organization — recognize this rich heritage and the Values that keep it alive. We are committed to giving our people the environment they need to continue to push the boundaries of science and to shape the future for all of us.

I thank you, our shareholders, for your ongoing confidence in the company. You've been able to observe and experience the energy and dedication we have put into bringing Corning through this difficult time. And now, with recovery at hand, I can assure you that we are putting that same relentless focus on our bright future.

The people of Corning are making it happen once again — reaffirming that Corning is a growing, vibrant leader where anything is possible!

Sincerely,



James R. Houghton
Chairman & Chief Executive Officer



THE MEMBERS OF CORNING'S MANAGEMENT COMMITTEE:
JAMES R. HOUGHTON, Chairman & Chief Executive Officer (seated on table)
and (l to r) PAMELA C. SCHNEIDER, Senior Vice President & Operations Chief of Staff;
JOSEPH A. MILLER, Executive Vice President & Chief Technology Officer;
JAMES B. FLAWS, Vice Chairman & Chief Financial Officer; WENDELL P. WEEKS,
President & Chief Operating Officer; KIRK P. GREGG, Executive Vice President &
Chief Administrative Officer; PETER F. VOLANAKIS, President—Corning Technologies.


Square feet
41.8
29.1
15.4
7.2
4.8
3.8
1.9
1.3
1
2
3
3.5
4
5
6
7
Generations



In a world that gathers around its computer screens and television sets, Corning is the global leader in providing glass substrates for active matrix liquid crystal displays (LCDs). The makers of LCD panels are requiring glass substrates with advanced attributes and optical properties in sizes that are larger than ever before. As the leader in LCD glass technology, Corning is at the very heart of this market, which could grow between 30 and 50 percent annually over the next several years.

Driving the growth of Corning's LCD business are the increasing demand for notebook computers, all of which require LCD panels; the shift toward LCD monitors for desktop computing, replacing the cumbersome cathode-ray tubes (CRTs); and the growing popularity of large-screen LCD televisions. All these applications require more glass.

To keep up with market demand and to reduce their manufacturing costs, LCD panel manufacturers are requiring larger and larger glass substrates, and this need is in perfect alignment with Corning's strength in product innovation and precision glass-manufacturing processes.

Corning is the worldwide leader in large-generation glass substrates, and set the standard with its EAGLE 2000™. We were the first to market with Generation 5 glass for LCDs. And in 2003, we began production of Generation 6 glass, from which our customers can make eight 30-inch panels, providing dramatic economies of scale over earlier generations. We will begin larger Generation 7 production in 2004. Display manufacturers increasingly view us as the "go-to" company for large-size substrates.

What makes our LCD substrates unique? It's largely due to our proprietary fusion process, which produces the world's most pristine glass with uniform thickness, extremely important for optical performance as displays become larger. This highly engineered, high-technology substrate is able to meet the very complex challenges of LCD manufacturing, including withstanding extreme temperature fluctuations and chemical treatments.

We are strategically positioned with local supply and customer support in all the major LCD-producing regions of the world, which enables us to work very closely with our customers, solving specific challenges quickly. Over the past year, we expanded our manufacturing capacity in Taiwan, Japan and the United States, as well as in Korea, through our equity company with Samsung.

As the LCD industry moves toward larger substrates with increasingly demanding technical requirements, we believe Corning's advantages will lead to significant, ongoing growth for years to come.



NEXT GENERATION

Display Technologies Growth Opportunities

Desktop Monitor Market



LCD
CRT
180
150
120
90
60
30
0
Million units
01
02
03
04
05
06

Every day, diesel engines—from those in heavy-duty trucks to school buses to delivery vehicles on city streets—pump noxious materials into the air. And until recent years, governmental clean-air regulation of diesel emissions has been minimal around the world. But now, the public health and environmental problems associated with these diesel emissions have become impossible to ignore.

Corning, for many years, has been a leader in advanced ceramic substrates, found at the heart of catalytic converters that help clean automobile emissions. Now it is positioned to enter a period of robust growth as it works with diesel engine and vehicle manufacturers to help them comply with tightening diesel emissions rules.

In the U.S., new standards call for a 90-percent reduction in particulate emissions and about a 50-percent reduction of nitrogen oxides by 2007. So Corning engineers are now working closely with customers, designing, testing and delivering advanced emission-control solutions. Around the world, Corning is working to help customers meet new standards that require approximately an 80-percent reduction in particulate emissions and a 60-percent reduction of nitrogen oxides by 2008.

These new emission requirements for the diesel vehicle market are estimated to create an approximately $1 billion worldwide market for substrates and filters by 2008, rivaling the current size of the gasoline-vehicle after-treatment market. Meeting this type of market challenge is what Corning does best. In many ways, we have been preparing for this opportunity for three decades. Building upon our capabilities and customer relationships in the market for catalytic converter substrates, we are extending our materials expertise and process understanding to carve out a leadership position in the diesel arena as well. We are gearing up to meet this new market opportunity with a new, state-of-the-art manufacturing facility in Erwin, New York, which began production in early 2004.

As with so many of our products, our technological know-how and legacy of innovation have created this strong growth potential. Our advanced ceramic substrates have long been the mainstay of catalytic converters used worldwide by leading vehicle manufacturers, and we have a deep understanding of the complex technology required for emission-control systems used by a wide variety of vehicle and engine manufacturers. We believe our ability to apply this technology to solve our customers' difficult problems will continue to grow our leadership position in the world of environmental products.




Projected Market Revenue
Diesel Opportunity
Millions $
1200
1000
800
600
400
200
0
US 2004
Euro IV
US 2007
Euro V
02
03
04
05
06
07
08



Clean, Cleaner

Environmental Technologies Growth Opportunities


Fiber
Copper/Coax

Network Today:

Long Haul	Metropolitan		Fiber to the x	
	Metro Core	Metro Edge	Local Access	Last Mile
Fiber	Copper moving to fiber		Primarily Copper	

Efficient Network Architecture:

Long Haul	Metropolitan	Access to Last Mile
1 km	10 km	100 km



Corning's telecommunications segment has reached a period of stability after the tumultuous downturn in the telecommunications industry. And despite the industry's challenges, we never stopped investing in this segment. We have remained confident that its growth potential would remain substantial over time, fueled by the growing demand for high-speed communications by businesses and individuals around the world.

With that perspective, we are focusing much of our optical fiber, cable and hardware resources on fiber to the x (FTTx), a technology that provides high-speed, secure broadband connections from metropolitan and access telecom networks directly into buildings. Within this broad category, we consider our most immediate opportunity to be fiber to the premises (FTTP), referring primarily to "last-mile" connections to homes and businesses through telephone carriers.

Currently, most lines taking telephone, cable and data services directly to a home or business are made of copper wire. Just as with long-haul networks, optical fiber is a much faster and more efficient way to carry those signals. And last year, the Federal Communications Commission enacted a set of public policies that has, in essence, made investing in FTTx networks more attractive for the telecommunications carriers. And it reinforces the fact that FTTx is real, economically viable and happening today, not only in the United States, but in markets throughout the world.

The U.S. carriers have many issues to sort through before they start making major investments to enable high-value consumer services — such as bundling service offerings to include voice, data and video. But we believe that, over the coming years, global economics will increasingly favor fiber network investments that will include FTTx.

For Corning, the potential market is significant, and our fiber, cable and hardware capabilities can bring an integrated solution to our customers. Potential revenue is between $60 to $200 for each home passed and connected — and there are about 100 million homes in the United States alone. With rapid broadband deployment happening today in such countries as Japan, Sweden and Korea—and the potential for United States carriers to do the same — we expect to start seeing FTTx-related revenue growth within the foreseeable future.

Our innovation efforts are focusing on adding significant value — that is, driving down carriers' overall FTTx deployment costs while maintaining the standards of quality that we have set for the entire industry. We excel at this market-focused innovation because we understand what makes our customers successful. We create and continually evolve optical technology across all application spaces and market segments to make possible that success.

Our technology and market leadership in telecommunications provides us with a unique ability to innovate and create value for carriers. We invented the world's first optical fiber for communications more than 30 years ago — and we are very excited about applying our innovative strength to help bring the power of fiber optic connections to homes and businesses throughout the world.

Solving for X

Telecommunications Growth Opportunities



Seated (l to r) James B. Flaws, James J. O'Connor, Deborah D. Rieman, Gordon Gund, Standing (l to r) John M. Hennessy, Peter F. Volanakis, John Seely Brown, H. Onno Ruding, Jeremy R. Knowles, James R. Houghton, Wendell P. Weeks, William D. Smithburg, Hansel E. Tookes II

JAMES R. HOUGHTON
Chairman & Chief Executive Officer
Corning Incorporated
Corning, NY (7)

JAMES B. FLAWS
Vice Chairman & Chief Financial Officer
Corning Incorporated
Corning, NY (4)(6)(7)

WENDELL P. WEEKS
President & Chief Operating Officer
Corning Incorporated
Corning, NY (4)(7)

PETER F. VOLANAKIS
President, Corning Technologies
Corning Incorporated
Corning, NY (3)(6)(7)

JOHN SEELY BROWN
Retired Chief Scientist
Xerox Corporation
Palo Alto, CA (2)(5)

GORDON GUND
Chairman & Chief Executive Officer
Gund Investment Corporation
Princeton, NJ (2)(6)

JOHN M. HENNESSY
Senior Advisor
Credit Suisse First Boston
New York, NY (4)(5)

JEREMY R. KNOWLES
Professor & Former Dean,
Faculty of Arts & Sciences
Harvard University
Boston, MA (3)(6)

JAMES J. O'CONNOR
Retired Chairman & Chief Executive Officer
Unicom Corporation
Chicago, IL (2)(5)

DEBORAH D. RIEMAN
Retired President & Chief Executive Officer
Check Point Software Technologies, Incorporated
Menlo Park, CA (1)(3)

H. ONNO RUDING
Retired Vice Chairman & Director
Citibank, N.A.
Brussels, Belgium (4)(6)

WILLIAM D. SMITHBURG
Retired Chairman & Chief Executive Officer
The Quaker Oats Company
Chicago, IL (1)(2)

HANSEL E. TOOKES II
Retired Chief Executive Officer & Chairman
Raytheon Aircraft Company
Arlington, VA (1)(4)

2003 BOARD COMMITTEES
(1) Audit; (2) Compensation; (3) Corporate Relations; (4) Finance; (5) Nominating & Corporate Governance; (6) Pension; (7) Executive

in millions, except per share amounts	2003	2002	2001	2000	1999
NET SALES	$ 3,090	$ 3,164	$ 6,047	$ 6,920	$4,586
(Loss) income from continuing operations	(223)	(1,780)	(5,532)	363	482
Income from discontinued operations	—	478	34	59	34
NET (LOSS) INCOME	$ (223)	$ (1,302)	$ (5,498)	$ 422	$ 516
(LOSS) INCOME AVAILABLE TO COMMON SHAREHOLDERS*	$ (223)	$ (1,430)	$ (5,499)	$421	$ 515
DILUTED (LOSS) EARNINGS PER COMMON SHARE					
Continuing operations	$ (0.18)	$ (1.85)	$ (5.93)	$ 0.41	$ 0.61
Discontinued operations	—	0.46	0.04	0.07	0.05
NET (LOSS) INCOME PER COMMON SHARE	$ (0.18)	$ (1.39)	$ (5.89)	$ 0.48	$ 0.66

* Net of preferred dividend requirements for Series C mandatory convertible preferred stock and Series B convertible stock.

Corning Incorporated
2003 Annual Report
Index

Corning Incorporated and its consolidated subsidiaries are hereinafter sometimes referred to as the "the Company," "the Registrant," "Corning," or "we."

This report contains forward-looking statements that involve a number of risks and uncertainties. These statements relate to our future plans, objectives, expectations and estimates and may contain words such as "believes," "expects," "anticipates," "estimates," "forecasts," or similar expressions. Our actual results could differ materially from what is expressed or forecasted in our forward-looking statements. Some of the factors that could contribute to these differences include those discussed under "Forward-Looking Statements," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this Annual Report.

Business Description

General

Corning traces its origins to a glass business established in 1851. The present corporation was incorporated in the State of New York in December 1936, and its name was changed from Corning Glass Works to Corning Incorporated on April 28, 1989.

Corning is a global, technology-based corporation that operates in two reportable business segments: Telecommunications and Technologies.

Telecommunications Segment

The Telecommunications segment produces optical fiber and cable and hardware and equipment products for the worldwide telecommunications industry. Corning invented the first low-loss optical fiber products more than 30 years ago and offers a range of optical fiber technology products and enhancements for a variety of applications, including premises, access, metropolitan, long-haul and submarine networks. Corning makes and sells InfiniCor® fibers for local area networks, data centers and central offices; SMF-28e® single mode optical fiber products providing additional transmission wavelengths in metropolitan and access networks; MetroCor® fiber products for metropolitan networks; LEAF® optical fiber products for long-haul, regional and metropolitan networks; and Vascade® submarine optical fibers for use in undersea networks. Corning has two large optical fiber manufacturing facilities in North Carolina, as well as a controlling interest in Shanghai Fiber Optics Co., Ltd. in China. As a result of lowered demand for optical fiber products, in 2002 Corning mothballed its optical fiber manufacturing facility in Concord, North Carolina and transferred certain capabilities to its Wilmington, North Carolina facility. Corning believes that the Concord facility can be returned to productive capacity within six to nine months of a decision to reopen.

A significant portion of Corning's optical fiber is sold to subsidiaries such as CCS (Corning Cable Systems), Corning Cable Systems Verwaltungs GmbH, and Norddeutsche Seekabelwerke GmbH & Co., KG (NSW) or equity ventures such as Aberdare Fiber Optic Cables (Pty.) Ltd. in South Africa, Advanced Cable Systems Corporation in Japan, and Chengdu CCS Optical Fiber Cable Co. in China. The optical fiber is cabled prior to being sold in cable form. The remaining fiber production is sold directly to end users or third party cablers around the world. Corning's cabling operations include large facilities in North Carolina and Germany and smaller regional locations or equity affiliates, including those listed above.

Corning's hardware and equipment products include cable assemblies, fiber optic hardware, fiber optic connectors, optical components and couplers, splice equipment, test equipment and accessories for optical connectivity. For broadband access, Corning's products include closures, subscriber demarcation, connection and protection devices, xDSL passive solutions, outside plant enclosures, and plastic pedestals. Each of the product lines may be combined in Corning's fiber-to-the-premises solutions. Corning has manufacturing operations for hardware and equipment products in North Carolina and Texas, as well as Europe, Mexico, China, and the Caribbean. Corning Gilbert Inc. offers products for the cable television industry, including coaxial connectors and associated tools. Corning Gilbert has manufacturing operations for coaxial connectors and associated assembly tools in Arizona and Denmark.

On July 31, 2003, Corning completed the sale of a significant portion of photonic technologies assets and $22 million in cash to Avanex Corporation ("Avanex") in exchange for 21 million shares of Avanex common stock. Corning's photonic technologies products had included erbium doped fiber amplifiers ("EDFAs"), Raman amplifier modules and pumps, semiconductor optical amplifiers for long-haul, metropolitan and access markets, and dispersion compensation devices for long-haul and metropolitan networks. These photonic technologies products maintain and control light signals in optical fiber telecommunications systems. These products were made primarily by Corning in New York and Massachusetts. As of December 31, 2003, we had discontinued production of these products.

Corning's controls and connectors products include high performance oscillators and crystals for use in various telecommunication applications. Corning manufactures these products in Pennsylvania, Canada, China and Germany.

The Telecommunications segment represented approximately 46% of Corning's sales for 2003.

Technologies Segment

The Technologies segment manufactures specialized products with unique properties for customer applications utilizing glass, glass ceramic and polymer technologies. Businesses within this segment include liquid crystal display glass for flat panel displays, environmental products, life science products, specialty materials products, and glass panels and funnels for televisions.

Corning's display technologies business manufactures glass substrates products primarily for active matrix liquid crystal displays, which are used primarily in notebook computers, flat panel desktop monitors, and flat panel color televisions. Corning's facilities in Kentucky, Japan and Taiwan and its 50% interest in Samsung Corning Precision Glass Co., Ltd. ("Samsung Corning Precision") in South Korea develop, manufacture and supply high quality glass substrates products using a proprietary fusion forming technology and know-how. Samsung affiliates own the remaining 50% interest in Samsung Corning Precision. These glass substrates products are sold primarily in Japan, Korea and Taiwan to manufacturers of liquid crystal display panels.

Corning's environmental products include ceramic technologies and solutions for emissions and pollution control in mobile and stationary applications around the world, including gasoline and diesel substrate and filter products. As regulations and laws on emission controls standards have tightened over time and additional countries have instituted requirements related to clean air, Corning has continued to develop more efficient emission-control catalytic converter substrates products with higher density and greater surface area for improved emissions controls. Corning manufactures these products in New York, Virginia, China, Germany and South Africa. Cormetech Inc., an equity venture with Mitsubishi Heavy Industries Ltd. of Japan, manufactures ceramic environmental substrate products at its North Carolina and Tennessee facilities for use in power plants. Corning is investing in new ceramic substrate and filter technologies for diesel emission control device products, with a new production facility in New York to produce such products for diesel vehicles worldwide.

Life sciences laboratory products include microplate products, coated slides, filter plates for genomics sample preparation, plastic cell culture dishes, flasks, cryogenic vials, roller bottles, mass cell culture products, liquid handling instruments, Pyrex® glass beakers, pipettors, serological pipettes, centrifuge tubes and laboratory filtration products. Corning sells products under 3 brands: Corning, Costar and Pyrex. Corning manufactures these products in Maine, New York, England and Mexico and markets them worldwide primarily through large distributors to government entities, pharmaceutical and biotechnology companies, hospitals, universities and other laboratories.

Corning's conventional glass television business includes a 51% partnership interest in Corning Asahi Video ("CAV"), a producer of glass panels and funnels for cathode ray television tubes in Pennsylvania. CAV ceased production in the second quarter of 2003. Corning also owns a 50% interest in Samsung Corning Company, Ltd. ("Samsung Corning"), a producer of glass panels and funnels for cathode-ray tubes for televisions and computer monitors, with manufacturing facilities in Korea, Germany and Malaysia. Samsung Electronics Company, Ltd. owns the remaining 50% interest in Samsung Corning.

Other specialty materials products made by Corning include semiconductor materials, ophthalmic glass and plastic products, technical products, such as polarizing glass, glass for high temperature applications and machinable glass ceramic products for high temperature applications. Semiconductor materials manufactured by Corning include high-performance optical material products, optical-based metrology instruments and technical solutions products for applications in the global semiconductor industry. Corning's high purity fused silica (HPFS®) materials applications include projection and illuminator lens blanks products used in microlithography, spacecraft windows and optics products used in high-energy laser fusion systems. Corning's ultra low expansion glass (ULE®) is used in manufacturing mirror blanks for use in space and ground-based systems. Corning also makes fluoride crystals products and fabricates optical components, including calcium fluoride products, for customers who make projection and illuminator lens systems used in scanner and stepper systems. Corning Tropel Corporation (a wholly owned operation) designs and manufactures precision optical components, modules and systems for semiconductor wafer and mask inspection, high energy laser beam delivery and shaping, and components for precision inspection and optical management systems. Corning's semiconductor materials products are manufactured in New York. During 2003, we announced the closure of manufacturing facilities in South Carolina and Massachusetts. Other specialty glass products include glass lens and window components and assemblies. Other specialty materials products are made in New York, Virginia, England and France. Corning's Eurokera and Keraglass equity ventures with Saint Gobain Vitrage S.A. of France manufacture smooth cooktop glass/ceramic products in France and in South Carolina.

The Technologies segment represented approximately 53% of Corning's sales for 2003.

We manufacture and process products at more than 60 plants and 22 countries.

Additional explanation regarding Corning and our two segments is presented in Management's Discussion and Analysis of Financial Condition under Operating Review and Results of Operations and Note 21 (Operating Segments) to the Consolidated Financial Statements.

Corporate Investments

Corning and The Dow Chemical Company ("Dow Chemical") each own half of Dow Corning Corporation ("Dow Corning"), an equity company in Michigan that manufactures silicone products worldwide. Dow Corning is expected to emerge from its Chapter 11 bankruptcy proceedings during 2004. Additional discussion about this company appears in the Legal Proceedings section.

Corning and PPG Industries, Inc. each own half of Pittsburgh Corning Corporation ("PCC"), an equity company in Pennsylvania that manufactures glass products for architectural and industrial uses. PCC filed for Chapter 11 bankruptcy reorganization in April 2000. Additional discussion about PCC appears in the Legal Proceedings section. Corning also owns half of Pittsburgh Corning Europe N.V., a Belgian corporation, that manufactures glass products for industrial uses primarily in Europe.

Competition

Corning competes across all of its product lines with many large and varied manufacturers, both domestic and foreign. Some of these competitors are larger than Corning, and some have broader product lines.

Telecommunications Segment

Competition within the telecommunications industry is intense among several significant companies. Corning is a leading competitor in the segment's principal product lines. Price and new product innovations are significant competitive factors. The continued downturn in the telecommunications industry, particularly in Europe and North America, has changed the competitive landscape by increasing competition based upon pricing. These competitive conditions are likely to persist.

Corning is the largest producer of optical fiber and cable products, but faces significant competition due to continued excess capacity in the market place, price pressure and new product innovations. Corning obtained the first significant optical fiber patents and believes its large scale manufacturing experience, fiber process, technology leadership and intellectual property assets yield cost advantages relative to several of its competitors. The primary competing producers of optical fiber products are Furukawa, OFS, Fujikura, Sumitomo, Alcatel, Pirelli and Draka. Furukawa (including OFS) is Corning's largest competitor. For optical fiber cable products, Corning's primary competitors are Furukawa, OFS, Pirelli, Alcatel, Alcoa Fujikura and Sumitomo.

For hardware and equipment products, significant competitors are 3M Company ("3M"), Tyco Electronics, OFS, CommScope Connectivity Systems, ADC Communications and Marconi.

Technologies Segment

Corning's principal products face competition from a variety of materials manufacturers, some of which manufacture similar products made from materials other than glass and ceramics. Among other things, innovation, product quality, performance and service are key competitive elements.

Corning is the largest worldwide producer of advanced liquid crystal display glass substrate products and that market position remained relatively stable over the past year. Corning believes it has competitive advantages in liquid crystal display glass substrate products by investing in new technologies, offering a consistent source of reliable supply, using its proprietary fusion manufacturing process at facilities in Kentucky, Japan and Taiwan and delivering thinner, lighter weight and larger size products. Asahi Glass, Nippon Electric Glass and NH Techno are Corning's principal competitors in display glass substrates products. In addition, new entrants are seeking to expand their presence in this business.

For worldwide automotive ceramic substrate products, Corning has a leading market position that has remained relatively stable over the past year. Corning believes its competitive advantage in automotive ceramic substrate products for catalytic converters is based upon global presence, customer service, engineering design services and product innovation. Corning has a leading market position in ceramic substrates for heavy duty diesel applications. The light duty diesel vehicle market opportunity is still emerging. Corning's environmental technologies products face principal competition from NGK, Denso, Ibiden and Emitec.

Corning is a leading supplier of glass and plastic science laboratory products, with a growing plastics products market presence in North America and Europe, and a relatively stable laboratory glass products market presence during 2003. Corning seeks to maintain competitive advantages relative to its competitors by emphasizing product quality, product availability, supply chain efficiency, a wide product line and superior product attributes. For laboratory products, Schott Glaswerke, Kimble, Greiner and Becton Dickinson are the principal worldwide competitors.

CAV was a producer of conventional television glass products in North America. In 2003, its market position declined due to competition from Asian television glass suppliers and as the market shifted from conventional cathode ray tubes to flat panel cathode ray tubes and other technologies. CAV ceased production in June 2003. Samsung Corning is the third largest worldwide producer of cathode ray tube glass products for conventional televisions. Its relative competitive position has remained stable over the past year. Samsung Corning seeks to maintain their competitive advantage through customer support, logistics expertise and a lower cost manufacturing structure. Nippon Electric Glass, Asahi, and various other Asian manufacturers compete with Samsung Corning.

Corning is a leading supplier of materials and products for lithography optics in the semiconductor industry and that market position remained relatively stable during the past year. Corning seeks to compete by providing superior optical quality, leading optical designs and a local Corning presence supporting its customers. For Corning's semiconductor optical material products, general specialty glass/glass ceramic products and ophthalmic products, Schott Glaswerke, Shin-Etsu Quartz Products, Hoya and Hereaus are the main competitors.

Corning strives to maintain its position through technology and product innovation. For the future, Corning believes its competitive advantage lies in its commitment to research and development, its financial resources and its commitment to quality. There is no assurance that Corning will be able to maintain its market position or competitive advantage.

Raw Materials

Corning's production of specialty glasses and related materials requires significant quantities of energy and batch materials.

Although energy shortages have not been a problem recently, Corning has achieved flexibility through important engineering changes to take advantage of the lowest-cost energy source in most significant processes. Specifically, many of Corning's principal manufacturing processes can now be operated with natural gas, propane, oil or electricity, or a combination of these energy sources.

As to resources (ores, minerals, and processed chemicals) required in manufacturing operations, availability appears to be adequate. Corning's suppliers from time to time may experience capacity limitations in their own operations, or may eliminate certain product lines; nevertheless, Corning believes it has adequate programs to ensure a reliable supply of batch chemicals and raw materials. For many products, Corning has alternative glass compositions that would allow operations to continue without interruption in the event of specific materials shortages.

Certain key optical components used in the manufacturing of products within Corning's Telecommunications segment are currently sole sourced or available only from a limited number of sources. Any future difficulty in obtaining sufficient and timely delivery of components could result in delays or reductions in product shipments, or reduce Corning's gross margins.

Patents and Trademarks

Inventions by members of Corning's research and engineering staff have been, and continue to be, important to the Company's growth. Patents have been granted on many of these inventions in the United States ("U.S.") and other countries. Some of these patents have been licensed to other manufacturers, including companies in which Corning has equity investments. Many of the earlier patents have now expired, but Corning continues to seek and obtain patents protecting its newer innovations. In 2003, Corning was granted over 300 patents in the U.S. and over 400 patents in countries outside the U.S.

Each business segment possesses its own patent portfolio that provides a competitive advantage in protecting Corning's innovations. Corning has historically enforced, and will continue to enforce, its intellectual property rights. At the end of 2003, Corning and its subsidiaries owned over 6,000 unexpired patents in various countries of which over 3,000 were U.S. patents. Between 2004 and 2006, approximately 4% of these patents will expire, while at the same time Corning intends to seek patents protecting its newer innovations. Worldwide, Corning has over 3,000 patent applications in process, with over 850 in process in the U.S. As a result, Corning believes that its patent portfolio will continue to provide a competitive advantage in protecting Corning's innovation, although Corning's competitors in each of its businesses are actively seeking patent protection as well.

The Telecommunications segment has over 3,600 patents in various countries of which over 2,000 were U.S. patents. Although no one patent is considered material to this business segment, and new patents are frequently granted to Corning, some of the important issued U.S. patents in this segment include: (i) patents relating to optical fiber products including dispersion compensating fiber, low loss optical fiber and high data rate optical fiber and processes and equipment for manufacturing optical fiber including methods for making optical fiber preforms and methods for drawing, cooling and winding optical fiber; (ii) patents relating to packaging of lasers and designs for optical switch products; (iii) patents relating to optical fiber ribbons and methods for making such ribbon, fiber optic cable designs and methods for installing optical fiber cable; and (iv) patents relating to optical fiber connectors and associated methods of manufacture. While a particular U.S. patent related to one type of low loss optical fiber will expire in 2004, there is no group of important Telecommunications segment patents set to expire between 2004 and 2006.

The Technologies segment has over 2,400 patents in various countries of which over 1,000 were U.S. patents. Although no one patent is considered material to this business segment, and new patents are frequently granted to Corning, some of the important issued U.S. patents in this segment include: (i) patents relating to cellular ceramic honeycomb products, together with ceramic batch and binder system compositions, honeycomb extrusion and firing processes, and honeycomb extrusion dies and equipment for the high-volume, low-cost manufacture of such products; (ii) patents relating to glass compositions and methods for the use and manufacture of flat panel glass for display applications; (iii) patents relating to UV-absorbing copper halide glasses, polymer lens matrix material for use as ophthalmic lens and dyes for use in polymer ophthalmic lenses; (iv) patents relating to glasses and glass-based products including fused silica and calcium fluoride glass for use in optical lithography/stepper lens and photomask blanks, collimating and tapered lensed fiber, and gradient index/grin lenses; and (v) patents relating to methods and apparatus for the manufacture and use of scientific laboratory equipment including nucleic acid arrays, multiwell plates, and cell culture products. While a particular U.S. patent related to the process of mixing and extruding certain ceramic materials will expire in 2004, there is no group of important Technologies segment patents set to expire between 2004 and 2006.

Many of these patents are used in Corning's operations or are licensed for use by others, and Corning is licensed to use patents owned by others. Corning has entered into cross licensing arrangements with some major competitors, but the scope of such licenses has been limited to specific product areas or technologies.

Most of Corning's products are marketed under the following trademarks: Corning, Celcor, Eagle 2000, Eagle APT, HPFS, LEAF, Pyrex, SMF-28e, Steuben, Lanscape and Vycor.

Protection of the Environment

Corning has a program to ensure that its facilities are in compliance with state, federal and foreign pollution-control regulations. This program resulted in capital and operating expenditures during the past several years. In order to maintain compliance with such regulations, capital expenditures for pollution control in continuing operations were approximately $7 million in 2003 and are estimated to be $14 million in 2004.

Corning's 2003 operating results from continuing operations were charged with approximately $28 million for depreciation, maintenance, waste disposal and other operating expenses associated with pollution control. Corning believes that its compliance program will not place it at a competitive disadvantage.

Risk Factors

Set forth below and elsewhere in this Annual Report and in other documents we file with the Securities and Exchange Commission ("SEC") are some of the principal risks and uncertainties that could cause our actual business results to differ materially from any forward-looking statements or other projections contained in this Annual Report. In addition, future results could be materially affected by general industry and market conditions, changes in laws or accounting rules, general U.S. and non-U.S. economic and political conditions, including a global economic slowdown, fluctuation of interest rates or currency exchange rates, terrorism, political unrest or international conflicts, political instability or major health concerns, natural disasters or other disruptions of expected economic and business conditions. These risk factors should be considered in addition to our cautionary comments concerning forward-looking statements in this Annual Report, including statements related to markets for our products and trends in our business that involve a number of risks and uncertainties. Our separate statement labeled Forward-Looking Statements should be considered in addition to the statements below.

Our sales could be negatively impacted if one or more of our key customers substantially reduce orders for our products

Our customer base is relatively concentrated with less than 10 significant customers accounting for a high percentage (greater than 50%) of net sales in most of our businesses, including those purchasing liquid crystal display glass. However, no individual customer accounts for more than 10% of consolidated sales.

In our Technologies segment, several of our businesses also have a concentrated customer base. These businesses include Corning's display technologies, environmental products and semiconductor materials. If we lose a significant customer in any of these businesses, our sales could be negatively impacted.

Although the sale of display glass has increased from quarter to quarter in 2003, there can be no assurance that this upward trend will continue. Our customers are panel makers, and as they switch to larger size glass, the pace of their orders may be uneven while they adjust their manufacturing processes and facilities. There is a risk that our customers may not be able to access sufficient capital to fund ongoing expansions.

Over recent years, most of our major customers in the Telecommunications segment have reduced their purchases of our products and have expressed uncertainty as to their future requirements. As a result, our sales have declined to their current low levels, and it is difficult to predict future sales accurately. The conditions contributing to this difficulty include:

- the prolonged downturn in the telecommunications industry;
- uncertainty regarding the capital spending plans of the major telecommunications carriers;
- potential changes in governmental regulations;
- the telecommunications carriers' current limited access to the capital required for expansion; and
- general market and economic uncertainty.

While we have responded to the depressed telecommunications market by reducing excess capacity and cutting costs, we cannot assure you that our plans will be successful in mitigating the adverse effects of a prolonged downturn. The continuing downturn in the telecommunications industry may be more severe and prolonged than expected. If our net sales continue to decline, our ability to meet financial expectations for future periods may be impaired, and we may need to impair goodwill or record additional reserves against deferred tax assets.

If we do not successfully adjust our manufacturing volumes and fixed cost structure, or achieve manufacturing yields or sufficient product reliability, our operating results could suffer, and we may not achieve profitability as anticipated

In the economic and industry downturn for our Telecommunications segment, we have responded to the softer market by cutting costs, including the reduction of our manufacturing volumes. We continued to execute our restructuring plans in 2003. We have closed two fiber facilities and mothballed another and closed several factories that made photonics, cabling or hardware and equipment. In 2003, we reduced our workforce by 1,975 positions, and we have reduced more than 21,000 positions since 2001. We cannot assure you that our plans will be successful in mitigating the adverse effects of a softer market, nor can we assure you that additional adjustments and charges will not be necessary to respond to further market changes.

We plan to spend $425 million to $475 million in 2004 to expand our liquid crystal display glass facilities in response to increased customer demand. Although we expect to complete these expansion projects, we may not achieve the manufacturing efficiencies, product improvements or level of sales that we anticipate.

In addition, our restructuring programs and current business plans are designed to restore profitability and improve cash flow, but we cannot be certain that this will occur or that we will return to positive cash flow at the levels and in the time period we are targeting.

The manufacturing of our products involves highly complex and precise processes, requiring production in highly controlled and clean environments. Any changes in our manufacturing processes or those of our suppliers could significantly reduce our manufacturing yields and product reliability. In some cases, existing manufacturing may be insufficient to achieve the volume or cost targets of our customers. We will need to develop new manufacturing processes and techniques to achieve targeted volume and cost levels. While we continue to fund projects to improve our manufacturing techniques and processes, we may not achieve cost levels in our manufacturing activities that will fully satisfy our customers.

We have incurred, and may in the future incur, restructuring and other charges, the amounts of which are difficult to predict accurately

The telecommunications industry was severely hampered from 2001 to 2003 by continued excess manufacturing capacity, increased intensity of competition, and growing pressure on price and profits. These negative trends are expected to continue in 2004. In 2001 through 2003, we recorded charges for restructuring, impairment of assets, and the write-off of cost and equity based investments.

Our ability to forecast our customers' needs for our products in the current economic and industry environment is limited. Our results in 2003 and 2002 included significant charges for impairment of long-lived assets, primarily in the Telecommunications segment and the conventional television glass and specialty materials businesses of our Technologies segment.

We may record additional charges for restructuring or other asset impairments if additional actions become necessary to respond to align costs to a reduced level of demand.

In the event we incur continued operating losses, we may be unable to recognize future deferred tax assets and may be required to reassess our ability to realize the deferred tax assets already recorded.

At December 31, 2003, we had recorded gross deferred tax assets of approximately $2.1 billion with a valuation allowance of $469 million, and offset by deferred tax liabilities of $201 million. Net domestic deferred tax assets were approximately $1.3 billion. Although management expects the domestic deferred tax assets to be realized from future earnings, currently, we are generating domestic losses. Our forecast of domestic income is based on assumptions about and current trends in our operating segments, and we can not assure you that such results will be achieved. As a result, we may record additional material deferred tax valuation reserves that would reduce our net income and shareholders equity. If we record such a valuation allowance, we will also cease to recognize additional tax benefits on any losses in the U.S.

If the markets for our products do not develop and expand as we anticipate, demand for our products may decline further, which would negatively impact our results of operations and financial performance

The markets for our products are characterized by rapidly changing technologies, evolving industry government standards and frequent new product introductions. Our success is expected to depend, in substantial part, on the timely and successful introduction of new products, upgrades of current products to comply with emerging industry government standards, our ability to acquire technologies needed to remain competitive and our ability to address competing technologies and products. In addition, the following factors related to our products and the markets for them, if not achieved, could have an adverse impact on our results of operations and financial performance:

- our ability to introduce leading products such as glass for flat panel displays, optical fiber and environmental substrate products that can command competitive prices in the marketplace;
- our ability to maintain or achieve a favorable mix of sales between premium and non-premium fiber and new generations and larger sizes of display glass products;
- our ability to continue to develop new product lines to address our customers' diverse needs within the several market segments that we participate in, which requires a high level of innovation, as well as the accurate anticipation of technological and market trends;
- our ability to develop new products in response to favorable government regulations and laws driving customer demand, particularly environmental substrate diesel filter products and Telecommunications segment products associated with fiber to the premises; or
- our ability to create the infrastructure required to support anticipated growth in certain businesses.

We face pricing pressures in each of our leading businesses that could adversely affect our results of operations and financial performance

We periodically face pricing pressures in each of our leading businesses as a result of intense competition, emerging new technologies, or over-capacity. While we will work toward reducing our costs to respond to the pricing pressures that may continue, we may not be able to achieve proportionate reductions in costs. As a result of overcapacity and the current economic and industry downturn in the Telecommunications segment, pricing pressures continued in 2003, particularly in our optical fiber and cable products. Pricing pressure has also continued in our display glass business as the manufacturers of desktop displays strive to reduce their costs.

We have incurred, and may in the future incur, goodwill and other intangible asset impairment charges

Acquisitions recorded as purchases for accounting purposes have resulted in the recognition of significant amounts of goodwill and other purchased intangibles. At December 31, 2003, the Telecommunications and Technologies operating segment goodwill balances were $1.6 billion and $159 million, respectively. The potential impairment of these assets could reduce our net income and shareholders' equity.

Effective January 1, 2002, we adopted Financial Accounting Standards Board Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," pursuant to which goodwill is no longer amortized but is subject to impairment tests at least annually. The goodwill impairment accounting rules are intricate and require that we make certain difficult, subjective and complex judgments involving a number of matters, including assumptions and estimates used to determine the fair value of our reporting units. Under SFAS No. 142, goodwill is tested for impairment at a reporting unit level. The criteria for establishing a reporting unit is dependent upon how a company determines its operating segments under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Specifically, SFAS No. 142 permits a company to define a reporting unit as either an operating segment, a component of an operating segment or an aggregation of two or more components of an operating segment. The reporting unit for the Telecommunications segment goodwill is the Telecommunications operating segment. The reporting units for the Technologies segment are components of the Technologies segment.

During 2002, we completed our annual goodwill impairment test, determined the Telecommunications goodwill balance was impaired, and recorded a related impairment charge of $400 million. Our 2002 testing results also determined that the Technologies segment goodwill was not impaired. In the fourth quarter of 2003, we completed our annual goodwill impairment tests and determined that the goodwill balances were not impaired. While we believe the estimates and judgments about future cash flows used in the goodwill impairment tests are reasonable, we cannot provide assurance that future impairment charges will not be required if the expected cash flow estimates as projected by management do not occur.

We are currently in discussion with the staff of the SEC on the determination of our operating segments. We believe that our determination of our operating segments under SFAS No. 131 is appropriate. However, it is possible that the outcome of this discussion could be a revision of how we define and disclose our operating segments. A change in how we define our Telecommunications operating segment could impact our goodwill impairment tests under SFAS No. 142. Specifically, we could be required to record a net additional goodwill impairment charge of up to $600 million (pre tax) in 2002. Although this potential charge would increase our 2002 net loss, it would not impact our 2002 operating cash flows because goodwill impairments are noncash charges. Our debt to capital ratio ranged from 44% to 50% throughout 2002. This potential charge would have increased our debt to capital ratio to no higher than 51%, which would still be below the 60% financial covenant limit relating to our $2.0 billion revolving credit facility. The potential 2002 goodwill impairment charge would have no impact on operating results or operating cash flows for the year ended December 31, 2003.

We may be limited in our ability to obtain additional capital on commercially reasonable terms

Although we believe existing cash, short-term investments and borrowing capacity, collectively, provide adequate resources to fund ongoing operating requirements, we may be required to seek additional financing to compete effectively in our markets. Our public debt ratings affect our ability to raise capital and the cost of such capital. In July 2002, Fitch downgraded our senior unsecured long-term debt rating from BBB- to BB; Standard & Poor's downgraded our senior unsecured long-term debt rating from BBB- to BB+ and short-term debt credit rating from A-3 to B; and Moody's reduced our senior unsecured long-term debt rating from Baa3 to Ba2 and short-term debt credit rating from Prime-3 to Not Prime. These and any further downgrades may increase our borrowing costs and affect our ability to access the debt capital markets.

As a result of our lower debt ratings, we may face difficulties in our business. For example, we may face increasing requirements to post cash collateral for performance bonds and some customers may seek alternative suppliers.

We are subject under our revolving credit facility to a covenant that requires us to maintain a ratio of total debt to capital, as defined under the credit facility, of not greater than 60%. Our total debt to capital ratio was 34% at December 31, 2003. This covenant may limit our ability to borrow funds. Further declines or failure to recover in our Telecommunications segment could cause impairments of goodwill, deferred tax assets, tangible or intangible assets or restructuring charges related to our overall business. Additional impairments or charges could materially increase our total debt to capital ratio which may reduce the amounts we are able to borrow under the revolving credit facility.

If our products or components purchased from our suppliers experience performance issues, our business will suffer

Our business depends on the production of excellent products of consistently high quality. To this end, our products, including components purchased from our suppliers, are tested for quality both by us and our customers. Nevertheless, our products are highly complex, and our customers' testing procedures are limited to evaluating our products under likely and foreseeable failure scenarios. For various reasons (including, among others, the occurrence of performance problems unforeseeable in testing), our products and components purchased from our suppliers may fail to perform as expected. Performance issues could result from faulty design or problems in manufacturing or testing. We have experienced such performance issues in the past and remain exposed to such performance issues. In some cases, product redesigns or additional capital equipment may be required to correct a defect. In addition, any significant or systemic product failure could result in customer relations problems and harm the future sales of our products.

Interruptions of supplies from our key suppliers may affect our results of operations and financial performance

Interruptions of supplies from our key suppliers could disrupt production or impact our ability to increase production and sales. We do not have long-term or volume purchase agreements with every supplier, and may have limited options for alternative supply if these suppliers fail, for any reason, including their business failure or financial difficulties, to continue the supply of components.

We face intense competition in most of our businesses

We expect that we will face additional competition from existing competitors and from a number of companies that may enter our markets. Because some of the markets in which we compete have been historically characterized by rapid growth and are characterized by rapid technology changes, smaller niche and start-up companies may become our principal competitors in the future. We must invest in research and development, expand our engineering, manufacturing and marketing capabilities, and continue to improve customer service and support in order to remain competitive. While we expect to undertake the investment and effort in each of these areas, we cannot assure you that we will be able to maintain or improve our competitive position.

We may experience difficulties in enforcing our intellectual property rights and we may be subject to claims of infringement of the intellectual property rights of others

We may encounter difficulties in protecting our intellectual property rights or obtaining rights to additional intellectual property necessary to permit us to continue or expand our businesses. We cannot assure you that the patents that we hold or may obtain will provide meaningful protection against our competitors or competitive technologies. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of our proprietary rights. Litigation is inherently uncertain and the outcome is often unpredictable. Other companies hold patents on technologies used in our industries and are aggressively seeking to expand, enforce and license their patent portfolios.

The intellectual property rights of others could inhibit our ability to introduce new products. We are, and may in the future be, subject to claims of intellectual property infringement or misappropriation and we cannot assure you as to the outcome of such claims. Litigation or claims against us could force us to cease selling or using any of our products that incorporate the intellectual property that is the subject of such claims, obtain a license from a third party, or redesign or rename our products. These actions, if possible, could result in substantial costs or loss of revenue.

Current or future litigation may harm our financial condition or results of operations

Pending, threatened or future litigation is subject to inherent uncertainties. Our financial condition or results of operations may be adversely affected by unfavorable outcomes, expenses and costs exceeding amounts estimated or insured. In particular, we have been named as a defendant in numerous lawsuits against PCC and several other defendants involving claims alleging personal injury from exposure to asbestos. As described in Legal Proceedings, our negotiations with the representatives of asbestos claimants have produced a tentative settlement, but certain cases may still be litigated. Final approval of a global settlement through the PCC bankruptcy process may impact the results of operations for the period in which such costs, if any, are recognized. Total charges of $413 million ($263 million after-tax) have been incurred through December 31, 2003; however, the final settlement value will be dependent on the price of our common stock at the time it is contributed to the settlement trust. Management cannot provide assurances that the ultimate outcome of a settlement will not be materially different from the amount recorded to date.

We face risks related to our international operations and sales

We have customers and significant operations, including manufacturing and sales, located outside the U.S. We have large manufacturing operations for liquid crystal display glass substrates in the Asia-Pacific region, including equity investments in companies operating in China and South Korea that make liquid crystal display glass and telecommunications products, and several significant customers are located in this region. As a result of these and other international operations, we face a number of risks, including:

- major health concerns such as SARS;
- difficulty of effectively managing our diverse global operations;
- change in regulatory requirements;
- tariffs, duties and other trade barriers;
- undeveloped legal systems; and
- political and economic instability in foreign markets.

Our equity investments in companies that we do not control generated substantial equity earnings

Dow Corning (which makes silicone products) and Samsung Corning Precision (which makes liquid crystal display glass) are two companies in which we have a 50% ownership interest. During 2003, we recognized $226 million in equity earnings from these two companies. Dow Corning remains in Chapter 11 bankruptcy proceedings. Samsung Corning Precision is located in the Asia-Pacific region and, as such, is subject to those geographic risks referred to above. We have equity investments in other companies within and outside the U.S., and many of these have been successful operations over the years. With 50% or lower ownership, we do not control such equity companies nor their management and operations. Performance of our equity investments may not continue at the same levels in the future.

We face risks due to foreign currency fluctuations

Because we have significant customers and operations outside the U.S., fluctuations in foreign currencies affect our sales and profit levels. Foreign exchange rates may make our products less competitive in countries where local currencies decline in value relative to the dollar.

If the financial condition of our customers declines, our credit risks could increase

In 2002 and 2003, certain of our customers experienced financial difficulties, and some filed with the courts seeking protection under bankruptcy or reorganization laws. We have experienced, and in the future may experience, losses as a result of our inability to collect our accounts receivable, as well as the loss of such customer's ongoing business. If our customers fail to meet their payment obligations to us, we could experience reduced cash flows and losses in excess of amounts reserved. As of December 31, 2003, reserves for trade receivables totaled approximately $38 million.

We may not have adequate insurance coverage for claims against us

We face the risk of loss resulting from, and adverse publicity associated with, product liability, securities, fiduciary liability, intellectual property, antitrust, contractual, warranty, fraud and other lawsuits, whether or not such claims are valid. In addition, our product liability, fiduciary, directors and officers, property and comprehensive general liability insurance may not be adequate to cover such claims or may not be available to the extent we expect. Our insurance costs have increased substantially and may increase further. We may not be able to get adequate insurance coverage in the future at acceptable costs. A successful claim that exceeds or is not covered by our policy limits could require us to pay substantial sums. Some of the carriers in our historic excess insurance program are not rated, or may have lower ratings, and may not be able to respond if we should have claims reaching into excess layers. In addition, we may not be able to insure against certain risks or obtain some types of insurance, such as terrorism insurance.

Internet Available Information

Copies of Corning's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge through Corning's website (www.corning.com) as soon as reasonably practicable after Corning electronically files the material with, or furnishes it to, the Securities and Exchange Commission.

Our corporate governance guidelines and the charters of each of our board committees are available on our website at www.corning.com/inside_corning/corporate_governance/downloads.aspx. We will also provide a copy of any of these documents to shareholders upon request.

Legal Proceedings

Environmental Litigation. Corning has been named by the Environmental Protection Agency under the Superfund Act, or by state governments under similar state laws, as a potentially responsible party at 12 active hazardous waste sites. Under the Superfund Act, all parties who may have contributed any waste to a hazardous waste site, identified by such Agency, are jointly and severally liable for the cost of cleanup unless the Agency agrees otherwise. It is Corning's policy to accrue for its estimated liability related to Superfund sites and other environmental liabilities related to property owned by Corning based on expert analysis and continual monitoring by both internal and external consultants. Corning has accrued approximately $21 million for its estimated liability for environmental cleanup and litigation at December 31, 2003. Based upon the information developed to date, management believes that the accrued reserve is a reasonable estimate of the Company's estimated liability and that the risk of an additional loss in an amount materially higher than that accrued is remote.

Schwinger and Stevens Toxins Lawsuits. In April 2002, Corning was named as a defendant in two actions, Schwinger and Stevens, filed in the U.S. District Court for the Eastern District of New York, which asserted various personal injury and property damage claims against a number of corporate defendants. These claims allegedly arise from the release of toxic substances from a Sylvania nuclear materials processing facility near Hicksville, New York. Amended complaints naming 205 plaintiffs and seeking damages in excess of $3 billion were served in September 2002. The sole basis of liability against Corning was plaintiffs' claim that Corning was the successor to Sylvania-Corning Nuclear Corporation, a Delaware corporation formed in 1957 and dissolved in 1960. Management intends to vigorously contest all claims against Corning for the reason that Corning is not the successor to Sylvania-Corning. Management will also defend on the grounds that almost all of the wrongful death claims and personal injury claims are time-barred. At a status conference in December 2002, the Court decided to "administratively close" the Schwinger and Stevens cases and ordered plaintiffs' counsel to bring new amended complaints with "bellwether" plaintiffs. In these actions, known as Schwinger II and Astuto, the plaintiffs have not named Corning as a defendant. Although it appears that plaintiffs may proceed only against the other corporate defendants, the original Schwinger and Stevens cases remain pending and no order has been entered dismissing Corning. Based upon the information developed to date, and recognizing that the outcome of litigation is uncertain, management believes that the likelihood of a materially adverse impact to Corning's financial statements is remote.

Dow Corning Bankruptcy. Corning and Dow Chemical each own 50% of the common stock of Dow Corning, which has been in reorganization proceedings under Chapter 11 of the U.S. Bankruptcy Code since May 1995. Dow Corning filed for bankruptcy protection to address pending and claimed liabilities arising from many thousand breast-implant product lawsuits each of which typically sought damages in excess of one million dollars. On November 8, 1998, Dow Corning and the Tort Claimants Committee jointly filed a revised Plan of Reorganization (Joint Plan) which provided for the settlement or other resolution of implant claims. The Joint Plan included releases for third parties (including Corning and Dow Chemical as shareholders) in exchange for contributions to the Joint Plan. By an order dated November 30, 1999, the Bankruptcy Court confirmed the Joint Plan, but with certain limitations concerning the third party releases as reflected in an opinion issued on December 21, 1999. On November 13, 2000, the U.S. District Court for the Eastern District of Michigan reversed the Bankruptcy Court's order, restored the third-party releases, and confirmed the Joint Plan. Certain foreign claimants, the U.S. government, and certain other tort claimants appealed from the District Court's order. On January 29, 2002, the U.S. Court of Appeals for the Sixth Circuit affirmed the determinations made in the District Court with respect to the foreign claimants, but remanded to the District Court for further proceedings with respect to certain lien claims of the U.S. government and with respect to the findings supporting the non-debtor releases in favor of Dow Corning's shareholders, foreign subsidiaries and insurers. The Plan proponents have settled the lien claims of the U.S. government for $9.8 million to be paid from the Settlement Fund under the Plan. On December 11, 2002, the District Court entered further findings and conclusions supporting the non-debtor releases. Certain tort claimants filed appeals to the U.S. Court of Appeals for the Sixth Circuit from the District Court's order. One group of foreign claimants has settled and dismissed their appeal, leaving a grouping of approximately 50 plaintiffs from Nevada as the remaining appellants. The appellate process may take another 6 months. If the Joint Plan with shareholder releases is upheld after all appeals, any remaining personal injury claims against Corning in these matters will be channeled to the resolution procedures under the Joint Plan. If the Joint Plan with shareholder releases is not upheld after all appeals, Corning would expect to defend any remaining claims against it (and any new claims) on the same grounds that led to a series of orders and judgments dismissing all claims against us in the federal courts and in many state courts as described under the heading Implant Tort Lawsuits immediately hereafter. Management believes that the claims against Corning lack merit and that the risk of material impact on Corning's financial statements is remote.

Under the terms of the Joint Plan, Dow Corning will establish a Settlement Trust and a Litigation Facility to provide a means for tort claimants to settle or litigate their claims. Dow Corning would have the obligation to fund the Trust and the Facility, over a period of up to 16 years, in an amount up to approximately $3.3 billion, subject to the limitations, terms and conditions stated in the Joint Plan. Corning and Dow Chemical have each agreed to provide a credit facility to Dow Corning of up to $150 million ($300 million in the aggregate), subject to the terms and conditions stated in the Joint Plan. The Joint Plan also provides for Dow Corning to make full payment, through cash and issuance of senior notes, to its commercial creditors. These creditors claim approximately $810 million in principal plus an additional sum for pendency interest, costs and fees from the petition date (May 15, 1995) through the effective date under the Plan when payment is made. The commercial creditors have contested the Bankruptcy Court's disallowance of their claims for post-petition interest at default rates of interest, and have appealed to the District Court. The District Court heard oral arguments on this appeal on May 2, 2002, and has not ruled. The amount of additional interest, costs and fees at issue in these claims against Dow Corning is approximately $100 million pre tax.

In 1995, Corning fully impaired its investment in Dow Corning upon its entry into bankruptcy proceedings and did not recognize equity earnings from the second quarter of 1995 through the end of 2002. Corning began recognizing equity earnings in the first quarter of 2003 when management concluded that its emergence from bankruptcy protection was probable based upon the Bankruptcy Court's findings on December 11, 2002. With the exception of the remote possibility of a future bankruptcy related charge, Corning considers the difference between the carrying value of its investment in Dow Corning and its 50% share of Dow Corning's equity to be permanent. This difference is $270 million.

Corning received no dividends from Dow Corning in 2003 and does not expect to receive any in 2004.

Implant Tort Lawsuits. Corning and Dow Chemical, the shareholders of Dow Corning, were named in a number of state and federal tort lawsuits alleging injuries arising from Dow Corning's implant products. The claims against the shareholders alleged a variety of direct or indirect theories of liability. In 1992, the federal breast implants cases were coordinated for pretrial purposes in the U.S. District Court, Northern District of Alabama (Judge Sam C. Pointer, Jr.). In April 1995, the District Court granted Corning a summary judgment dismissing it from over 4,000 federal court cases. On March 12, 1996, the U.S. Court of Appeals for the Eleventh Circuit dismissed the plaintiffs' appeal from that judgment. In state court litigation, Corning was awarded summary judgment in California, Connecticut, Illinois, Indiana, Michigan, Mississippi, New Jersey, New York, Pennsylvania, Tennessee, and Dallas, Harris and Travis Counties in Texas, thereby dismissing approximately 7,000 state cases. In Louisiana, Corning's summary judgment was vacated by an intermediate appeals court in Louisiana as premature. The Louisiana cases were transferred to the U.S. District Court for the Eastern District of Michigan (Michigan Federal Court) to which substantially all breast implant cases were transferred in 1997. In the Michigan Federal Court, Corning is named as a defendant in approximately 70 pending cases (including some cases with multiple claimants), in addition to the transferred Louisiana cases. The Michigan Federal Court heard Corning's motion for summary judgment on February 27, 1998, but has not ruled. Management believes that the likelihood of a materially adverse impact to Corning's financial statements is remote.

Federal Securities Cases. A federal securities class action lawsuit was filed in 1992 against Corning and certain individual defendants by a class of purchasers of Corning stock who allege misrepresentations and omissions of material facts relative to the silicone gel breast implant business conducted by Dow Corning. This action is pending in the U.S. District Court for the Southern District of New York. The class consists of those purchasers of Corning stock in the period from June 14, 1989 to January 13, 1992, who allegedly purchased at inflated prices due to the non-disclosure or concealment of material information. No amount of damages is specified in the complaint. In 1997, the Court dismissed the individual defendants from the case. In December 1998, Corning filed a motion for summary judgment requesting that all claims against it be dismissed. Plaintiffs requested the opportunity to take depositions before responding to the motion for summary judgment. In June 2003, Corning renewed its motion for summary judgment upon papers incorporating additional discovery materials. Corning intends to continue to defend this action vigorously. Based upon the information developed to date and recognizing that the outcome of litigation is uncertain, management believes that the likelihood of a materially adverse impact to Corning's financial statements is remote.

From December 2001 through April 2002, Corning and three of its officers and directors were named defendants in lawsuits alleging violations of the U.S. securities laws in connection with Corning's November 2000 offering of 30 million shares of common stock and $2.7 billion zero coupon convertible debentures, due November 2015. In addition, the Company and the same three officers and directors were named in lawsuits alleging misleading disclosures and non-disclosures that allegedly inflated the price of Corning's common stock in the period from September 2000 through July 9, 2001. The plaintiffs in these actions seek to represent classes of purchasers of Corning's stock in all or part of the period indicated. On August 2, 2002, the U.S. District Court of the Western District of New York entered an order consolidating these actions for all purposes, designating lead plaintiffs and lead counsel, and directing service of a consolidated complaint. The consolidated amended complaint requests "substantial" damages in an unspecified amount to be provided at trial. In February 2003, defendants filed a motion to dismiss the complaint for failure to allege the requisite elements of the claims with particularity. Plaintiffs responded with opposing papers on April 7, 2003. The Court heard arguments on May 29 and June 9, 2003, and reserved decision. The Court's scheduling order provides that a motion to certify the action as a class action shall be filed after all motions to dismiss are resolved. Another lawsuit has been filed, also in the Western District of New York, on behalf of participants in the Company's Investment Plan for Salaried Employees, purportedly as a class action on behalf of participants in the Plan who purchased or held Corning stock in a Plan account. The defendants responded with a motion to dismiss the lawsuit, which was granted by the District Court in a judgment entered on December 12, 2002. On December 19, 2002, plaintiffs filed a motion to open the judgment and for leave to file an amended complaint. This motion was argued on April 10, 2003 and denied in a decision and order entered on January 14, 2004. An appeal is possible. Management is prepared to defend these lawsuits vigorously. Recognizing that the outcome of litigation is uncertain, management believes that the likelihood of a materially adverse impact to Corning's financial statements, net of applicable insurance, is remote.

Pittsburgh Corning Corporation. Corning and PPG Industries, Inc. ("PPG") each own 50% of the capital stock of PCC. Over a period of more than two decades, PCC and several other defendants have been named in numerous lawsuits involving claims alleging personal injury from exposure to asbestos. On April 16, 2000, PCC filed for Chapter 11 reorganization in the U.S. Bankruptcy Court for the Western District of Pennsylvania. As of the bankruptcy filing, PCC had in excess of 140,000 open claims and had insufficient remaining insurance and assets to deal with its alleged current and future liabilities. More than 100,000 additional claims have been filed with PCC after its bankruptcy filing. At the time PCC filed for bankruptcy protection, there were approximately 12,400 claims pending against Corning in state court lawsuits alleging various theories of liability based on exposure to PCC's asbestos products and typically requesting monetary damages in excess of one million dollars per claim. Corning has defended those claims on the basis of the separate corporate status of PCC and the absence of any facts supporting claims of direct liability arising from PCC's asbestos products. Corning is also currently named in approximately 11,200 other cases (approximately 40,700 claims) alleging injuries from asbestos and similar amounts of monetary damages per claim. Those cases have been covered by insurance without material impact to Corning to date. Asbestos litigation is inherently difficult, and past trends in resolving these claims may not be indicators of future outcomes.

In the bankruptcy court, PCC in April 2000 obtained a preliminary injunction against the prosecution of asbestos actions arising from PCC's products against its two shareholders to afford the parties a period of time (the Injunction Period) in which to negotiate a plan of reorganization for PCC ("PCC Plan"). The Injunction Period was extended on several occasions through September 30, 2002, and later for a period from December 23, 2002 through January 23, 2003, and was reinstated as of April 22, 2003, and will now continue, pending developments with respect to the PCC Plan as described below.

On May 14, 2002, PPG announced that it had agreed with certain of its insurance carriers and representatives of current and future asbestos claimants on the terms of a settlement arrangement applicable to claims arising from PCC's products. The announced arrangement would permit PPG and certain of its insurers to make contributions of cash over a period of years, PPG's shares in PCC and Pittsburgh Corning Europe N.V. (PCE), a Belgian corporation, and an agreed number of shares of PPG's common stock in return for a release and injunction channeling claims against PPG into a settlement trust under the PCC Plan.

On March 28, 2003, Corning announced that it had also reached agreement with representatives of current and future asbestos claimants on a settlement arrangement that will be incorporated into the PCC Plan. This settlement is subject to a number of contingencies, including a favorable vote by 75% of the asbestos claimants voting on the PCC Plan, and approval by the bankruptcy court. Corning's settlement will require the contribution, when the Plan becomes effective, of its equity interest in PCC, its one-half equity interest in PCE, and 25 million shares of Corning common stock. Corning also will be making cash payments of $136 million (net present value as of December 31, 2003) in six installments beginning in June 2005 assuming the Plan is effective. In addition, Corning will assign policy rights or proceeds under primary insurance from 1962 through 1984, as well as rights to sell proceeds under certain excess insurance, most of which falls within the period from 1962 through 1973. In return for these contributions, Corning expects to receive a release and an injunction channeling asbestos claims against it into a settlement trust under the PCC Plan.

Corning recorded an initial charge of $298 million ($192 million after-tax) in the period ending March 31, 2003 to reflect the settlement terms. However, the amount of the charge for this settlement requires adjustment each quarter based upon movement in Corning's common stock price prior to contribution of the shares to the trust. Corning recorded total charges of $413 million ($263 million after-tax) to reflect the settlement and to mark-to-market the value of Corning common stock for the year ended December 31, 2003.

Two of Corning's primary insurers and several excess insurers have commenced litigation for a declaration of the rights and obligations of the parties under insurance policies, including rights that may be affected by the settlement arrangement described above. Corning is vigorously contesting these cases. Management is unable to predict the outcome of this insurance litigation.

The PCC Plan, a disclosure statement and various supplement Plan documents were filed with the Court in the second quarter of 2003. Additional supplemental plan documents were filed in mid-August 2003. In October 2003, the Court held a hearing to review the disclosure documents. The Court has announced a schedule projecting that the Plan and disclosure documents will be mailed to creditors for voting expected to be completed in March 2004, to be followed by confirmation hearings in May 2004. Although the confirmation of the PCC Plan is subject to a number of contingencies, apart from the quarterly adjustment in the value of 25 million shares of Corning common stock, management believes that the likelihood of a material adverse impact to Corning's financial statements is remote.

Astrium. In December of 2000, Astrium, SAS and Astrium, Ltd. filed a complaint for negligence in the U.S. District Court for the Central District of California against TRW, Inc., Pilkington Optronics Inc., Corning NetOptix, Inc., OFC Corporation and Optical Filter Corporation claiming damages in excess of $150 million. The complaint alleges that certain cover glasses for solar arrays used to generate electricity from solar energy on satellites sold by Astrium's corporate successor were negligently coated by NetOptix or its subsidiaries (prior to Corning's acquisition of NetOptix) in such a way that the amount of electricity the satellite can produce and their effective life were materially reduced. NetOptix has denied that the coatings produced by NetOptix or its subsidiaries caused the damage alleged in the complaint, or that it is legally liable for any damages that Astrium may have experienced. In April 2002, the Court granted motions for summary judgment by NetOptix and other defendants to dismiss the negligence claims, but permitted plaintiffs to add fraud and negligent misrepresentation claims against all defendants and a breach of warranty claim against NetOptix and its subsidiaries. In October 2002, the Court again granted defendants' motions for summary judgment and dismissed the negligent misrepresentation and breach of warranty claims. The intentional fraud claims were dismissed against all non-settling defendants on February 25, 2003. On March 19, 2003, Astrium appealed all of the Court's Rulings regarding the various summary judgment motions to the Ninth Circuit Court of Appeals. The Circuit Court has stayed the appeal pending a decision in a case being appealed to the California Supreme Court involving similar issues of law. Recognizing that the outcome of litigation is uncertain, management believes that the likelihood of a materially adverse impact to Corning's financial statements is remote.

In November 2002, American Motorists Insurance Company and Lumbermens Mutual Casualty Company (collectively AMICO) filed a declaratory judgment action against Corning, as well as Corning NetOptix, Inc., OFC Corporation and Optical Filter Corporation. This action is in the U.S. District Court of the Central District of California. In the complaint, AIMCO seeks a ruling that its duty to defend the insureds in the underlying Astrium action ceased with the dismissal of the negligence claims. AIMCO also seeks reimbursement of more than $12 million spent for defense costs to date. Corning believes that AIMCO remains responsible for the continued representation of all insureds and for any amount spent on the defense of the insureds to date. Answers were filed in January 2003 on behalf of the defendants other than Corning. As a result of Corning's motion to dismiss, AIMCO amended its complaint, and Corning filed an answer. The case has been voluntarily dismissed without prejudice against refiling by the plaintiffs at a future date.

Optel Arbitration. On June 28, 2002, Madeco S.A. and Madeco Brasil Ltda. filed a notice of arbitration and statement of claim against Corning International Corporation ("CIC") with the American Arbitration Association in New York, New York, alleging breaches of its contractual duties and partnership obligations. Madeco asserted that it had the right, under a "Put Option," to sell shares of another company, Optel Ltda., to CIC for approximately $18 million plus interest. On November 9, 2003, the arbitration panel issued a final decision denying each of Madeco's claims and ruling in CIC's favor.

Astarte/Tellium. In July of 2002, Corning filed a demand for binding arbitration between Corning and Astarte Fiber Networks Inc.; Tellium, Inc.; AFN, LLC; and their related parties. The arbitration concerns a contract relating to certain patents and patent applications previously owned by Astarte and now held by AFN and Tellium, Astarte's successor. Corning's demand includes a claim for approximately $38 million from those parties due to material misrepresentations and fraud, as well as claims for unjust enrichment and to have the contract canceled for breach. AFN has counterclaimed in the arbitration, asking the arbitrators to decide that Corning remains obligated under the contract for future contingent payments to AFN of up to $50 million. The arbitration panel has denied motions by Tellium and Astarte seeking to be dismissed from the arbitration. In January 2004, upon application by Tellium, the U.S. District Court for the Southern District of New York granted a preliminary injunction preventing the arbitration from proceeding against Tellium. The arbitration hearings were scheduled to proceed February 2004, but the scheduling is now uncertain. A range of outcomes is reasonably possible. This range is within the limits of Corning's claim for approximately $38 million and AFN's counterclaim of up to $50 million.

Furukawa Electric Company. On February 3, 2003, The Furukawa Electric Company filed suit in the Tokyo District Court in Japan against Corning Cable Systems International Corporation ("CCS") alleging infringement of Furukawa's Japanese Patent No. 2,023,966 which relates to separable fiber ribbon units used in optical cable. Furukawa's complaint requests slightly over ¥6 billion in damages (approximately $56 million) and an injunction against further sales in Japan of these fiber ribbon units. CCS has denied the allegation of infringement, asserted that the patent is invalid, and is defending vigorously against this lawsuit. Management believes that the likelihood of a materially adverse impact to Corning's financial statements is remote.

Chinese Anti-Dumping Investigation. On July 1, 2003, the Chinese Ministry of Commerce announced an anti-dumping investigation against manufacturers of optical fiber based in the U.S, Korea and Japan, alleging that standard single-mode optical fiber was sold in China at lower prices than in the respective home country. This matter does not present a claim for damages, but the Ministry may impose an additional prospective duty on important fiber products. The Ministry's preliminary determination is anticipated by April 2004 and a final determination is possible by July 1, 2004. Corning is defending vigorously. Corning management is not able to estimate the impact of this proceeding upon its export business to China pending a final determination nor to express assurances regarding the likelihood that an additional duty may be imposed.

PicVue Electronics Ltd., PicVue OptoElectronics International, Inc. and Eglasstrek Gmbh. In June 2002, Corning brought an action seeking to restrain the use of its trade secrets and for copyright infringement relating to certain aspects of the fusion draw machine used for liquid crystal display glass melting. This action is pending in the U.S. District Court for the Western District of New York against these three named defendants. The District Court in July 2003 denied the PicVue motion to dismiss and granted a preliminary injunction in favor of Corning, subject to posting a bond in an amount to be determined. PicVue, a Taiwanese company, responded in July 2003 with a counterclaim alleging violations of the antitrust laws and claiming damages of more than $120 million as well as requesting trebled damages. PicVue has appealed the District Court's ruling and the District Court has deferred ruling on the bond amount until the completion of such appeal. Recognizing that the outcome of litigation is uncertain, management believes that the PicVue counterclaim is without merit and that the likelihood of a materially adverse impact to Corning's financial statements is remote.

Tyco Electronics Corporation and Tyco Technology Resources, Inc. On August 13, 2003, CCS Holdings Inc. ("CCS"), a Corning subsidiary, filed an action in the U.S. District Court for the Middle District of North Carolina against Tyco Electronics Corporation and Tyco Technology Resources, Inc. ("Tyco"), asking the court to declare a Tyco patent invalid and not infringed by CCS. The patent generally relates to a type of connector for optical fiber cables. Tyco has responded with a motion to dismiss the action for lack of jurisdiction. That motion has been fully briefed by the parties, and Tyco has requested a hearing. Management has not estimated the range of monetary damages that may be claimed if CCS does not prevail on its claim that the Tyco patent is invalid or not infringed. Recognizing that the outcome of litigation is uncertain, management believes that the risk of a material impact on Corning's financial statements is remote.

Grand Jury Investigation of Conventional Cathode Ray Television Glass Business. In August 2003, CAV was served with a federal grand jury document subpoena related to pricing, bidding and customer practices involving conventional cathode ray television glass picture tube components. Six employees or former employees have each received a related subpoena. CAV is a general partnership, 51% owned by Corning and 49% owned by Asahi Glass America, Inc. CAV's only manufacturing facility in State College, Pennsylvania closed in the first half of 2003 due to declining sales. CAV is cooperating with the government investigation. Management is not able to estimate the likelihood that any charges will be filed as a result of the investigation.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

(a) Market Information

Corning Incorporated common stock is listed on the New York Stock Exchange and the SWX Swiss Exchange. In addition, it is traded on the Boston, Midwest, Pacific and Philadelphia stock exchanges. Common stock options are traded on the Chicago Board Options Exchange. The abbreviated ticker symbol for Corning Incorporated is "GLW."

The following table sets forth the high and low sales price of Corning's common stock as reported on the Composite Tape.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003				
Price range				
High	**$ 6.25**	**$ 8.02**	**$ 10.00**	**$ 12.01**
Low	**$ 3.75**	**$ 5.42**	**$ 7.26**	**$ 9.35**
2002				
Price range				
High	$ 10.70	$ 7.78	$ 4.12	$ 4.99
Low	$ 6.25	$ 3.15	$ 1.46	$ 1.10

(b) Holders

As of December 31, 2003, the approximate number of record holders of common stock was 24,000 and approximately 700,000 beneficial shareholders.

(c) Dividends

On July 9, 2001, we announced the discontinuation of the payments of dividends on our common stock. Dividends paid to common shareholders in 2001 totaled $112 million.

Selected Financial Data (Unaudited)

(In millions, except per share amounts and number of employees)

	Years ended December 31,				
	2003	2002	2001	2000	1999
Results of Operations					
Net sales	**$ 3,090**	$ 3,164	$ 6,047	$ 6,920	$ 4,586
Research, development and engineering expenses	**$ 344**	$ 483	$ 622	$ 531	$ 372
Equity in earnings of associated companies, net of impairments	**$ 209**	$ 116	$ 148	$ 149	$ 112
(Loss) income from continuing operations	**$ (223)**	$ (1,780)	$ (5,532)	$ 363	$ 482
Income from discontinued operations, net of income taxes		478	34	59	34
Net (loss) income	**$ (223)**	$ (1,302)	$ (5,498)	$ 422	$ 516
Basic (loss) earnings per common share from: (1)					
Continuing operations	**$ (0.18)**	$ (1.85)	$ (5.93)	$ 0.42	$ 0.63
Discontinued operations		0.46	0.04	0.07	0.04
Basic (loss) earnings per common share	**$ (0.18)**	$ (1.39)	$ (5.89)	$ 0.49	$ 0.67
Diluted (loss) earnings per common share from: (1)					
Continuing operations	**$ (0.18)**	$ (1.85)	$ (5.93)	$ 0.41	$ 0.61
Discontinued operations		0.46	0.04	0.07	0.05
Diluted (loss) earnings per common share	**$ (0.18)**	$ (1.39)	$ (5.89)	$ 0.48	$ 0.66
Common dividends declared			$ 0.12	$ 0.24	$ 0.24
Shares used in computing per share amounts: (1)					
Basic earnings per common share	**1,274**	1,030	933	858	765
Diluted earnings per common share	**1,274**	1,030	933	879	795
Financial Position					
Working capital	**$ 1,141**	$ 2,145	$ 2,113	$ 2,685	$ 430
Total assets	**$ 10,752**	$ 11,406	$ 12,793	$ 17,526	$ 6,526
Long-term debt	**$ 2,668**	$ 3,963	$ 4,463	$ 3,966	$ 1,490
Shareholders' equity	**$ 5,464**	$ 4,691	$ 5,414	$ 10,633	$ 2,463
Supplemental Data for SFAS No. 142					
Adjusted net (loss) income excluding amortization of goodwill	**$ (223)**	$ (1,302)	$ (5,153)	$ 625	$ 534
Basic (loss) earnings per common share from: (1)					
Continuing operations	**$ (0.18)**	$ (1.85)	$ (5.56)	$ 0.66	$ 0.65
Discontinued operations		0.46	0.04	0.07	0.05
Basic (loss) earnings per common share	**$ (0.18)**	$ (1.39)	$ (5.52)	$ 0.73	$ 0.70
Diluted (loss) earnings per common share from: (1)					
Continuing operations	**$ (0.18)**	$ (1.85)	$ (5.56)	$ 0.64	$ 0.64
Discontinued operations		0.46	0.04	0.07	0.04
Diluted (loss) earnings per common share	**$ (0.18)**	$ (1.39)	$ (5.52)	$ 0.71	$ 0.68
Selected Data					
Capital expenditures	**$ 366**	$ 357	$ 1,741	$ 1,485	$ 748
Depreciation and amortization	**$ 517**	$ 661	$ 1,060	$ 747	$ 391
Number of employees (2)	**20,600**	23,200	30,300	40,400	20,400

Reference should be made to the Notes to Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations.

(1) Adjusted to reflect the three-for-one stock split of Corning common stock, in the form of a 200% stock dividend, paid on October 3, 2000.
(2) Amounts do not include employees of discontinued operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Corning had three significant priorities in 2003: to protect our financial health, to restore profitability, and to invest in our future. We have made significant progress towards all three in 2003.

Financial Health

We have improved our balance sheet in 2003 by substantially decreasing our debt from $4.2 billion at the beginning of the year to $2.8 billion. We reduced debt by using cash on hand and by completing equity offerings of 45 million shares of our common stock for proceeds of $363 million in the third quarter and 50 million shares of our common stock for proceeds of $267 million in the second quarter. These actions improved our debt to capital ratio from 47% at the end of 2002 to 34% at the end of 2003.

We have $1.3 billion in cash and cash equivalents and short-term investments, access to a $2 billion revolving credit facility and access to the capital markets. Our major source of funding for 2004 and beyond will be our existing balance of cash and short-term investments. From time to time, we may also issue debt or equity securities to raise additional cash to fund a portion of our capital expenditures related to our growth businesses. We believe we have sufficient liquidity for the next several years to fund operations, restructuring liabilities, the asbestos settlement, research and development expenditures, capital expenditures and scheduled debt repayments.

Profitability

On an overall basis, we believe that our 2003 results reflect positive developments including significant growth in our display technologies business, stabilization in our Telecommunications segment, and exiting our photonics and conventional video components product lines. We incurred a net loss of $223 million, or $0.18 per share in 2003 compared to a net loss of $1.3 billion, or $1.39 per share, in 2002, and a net loss of $5.5 billion, or $5.89 per share, in 2001. The improvements were driven primarily by a reduction in restructuring, impairment and other charges and credits to $111 million ($26 million after-tax and minority interest) in 2003 compared to $2.1 billion ($1.5 billion after-tax) in 2002 and $5.7 billion ($5.3 billion after-tax) in 2001.

Our $223 million net loss in 2003 included the following:

- a charge of $413 million ($263 million after-tax) related to the pending asbestos settlement of current and future tort claims in connection with a proposed reorganization plan for our PCC equity affiliate,
- a net gain on repurchases of debt of $19 million ($12 million after-tax), and
- an after-tax charge in equity earnings of $66 million related to an asset impairment charge recorded by Samsung Corning, a 50% owned equity venture which manufactures glass funnels and panels for conventional television.

Sales in the Telecommunications segment have stabilized, remaining relatively flat from the third quarter of 2002 to the fourth quarter 2003. We have been able to reduce the loss in the Telecommunications segment in 2003 by closing plants and reducing costs. Demand for many of our products, particularly in photonics, remained soft. In July 2003, we completed the sale of certain photonics assets to Avanex, and in December 2003, our final shipment of pump lasers for sale to Avanex was completed.

Sales and earnings in our Technologies segment improved primarily due to the results of our display technologies business. Sales of this business grew from $93 million in the first quarter of 2002 to $199 million in the fourth quarter of 2003. Offsetting the improvement in the display technologies business, the market for conventional televisions declined. As a result, we agreed with our partner to shutdown CAV, a 51% consolidated venture that manufactured conventional video components products. In addition, demand for high purity fused silica and calcium fluoride products was lower than we had anticipated. Therefore, we decided to consolidate the operations of our semiconductor materials products in the fourth quarter of 2003 to make our infrastructure more flexible for the cyclical nature of this market.

Investing in our future

We remain committed to investing in innovation, and we are investing in a wide variety of technologies including liquid crystal displays, diesel filters and substrates, and the optical fiber, cable, and hardware and equipment that will enable fiber-to-the-premises. Although our spending in research, development and engineering has declined, as a percentage of sales it remains above historic levels.

We have also continued to invest in capital spending in the Technologies segment. Capital spending in 2003 and 2002 approximated $370 million and $360 million, respectively, the majority of which was to expand capacity for liquid crystal display glass and for new capacity for diesel substrates and filters. As a result of market expansion, in 2004 we expect our consolidated capital spending to approximate $600 million to $650 million, of which $425 million to $475 million will be to expand capacity for liquid crystal display glass production.

RESULTS OF CONTINUING OPERATIONS

Selected highlights from our continuing operations follow (in millions):

	2003	2002	2001
Net sales	**$ 3,090**	$ 3,164	$ 6,047
Gross margin	**$ 849**	$ 602	$ 1,820
(gross margin %)	**27%**	19%	30%
Selling, general and administrative expenses	**$ 599**	$ 716	$ 1,090
(as a % of revenues)	**19%**	23%	18%
Research, development and engineering expenses	**$ 344**	$ 483	$ 622
(as a % of revenues)	**11%**	15%	10%
Restructuring, impairment and other charges and credits	**$ 111**	$ 2,080	$ 5,717
(as a % of revenues)	**4%**	66%	95%
Asbestos settlement	**$ 413**		
(as a % of revenues)	**13%**		
Operating loss	**$ (655)**	$ (2,720)	$ (6,048)
(as a % of revenues)	**(21)%**	(86)%	(100)%
Gain on repurchases and retirement of debt, net	**$ 19**	$ 176	
(as a % of revenues)	**1%**	6%	
Benefit for income taxes	**$ (254)**	$ (726)	$ (468)
(as a % of revenues)	**(8)%**	(23)%	(8)%
Equity in earnings of associated companies, net of impairments	**$ 209**	$ 116	$ 148
(as a % of revenues)	**7%**	4%	2%
Loss from continuing operations	**$ (223)**	$ (1,780)	$ (5,532)
(as a % of revenues)	**(7)%**	(56)%	(91)%

Net sales

Consolidated net sales for 2003 were $3.1 billion, a decrease of 2%, or $74 million, compared to 2002. Approximately $158 million of the sales decline occurred in the photonic technologies and the conventional television glass products that we exited during 2003. Based on the exchange rates at the beginning of 2003, our sales were favorably impacted by the weakening U.S. dollar against the Yen and the Euro by approximately $85 million. Consolidated net sales for 2002 were $3.2 billion, a decrease of 48%, or $2.9 billion, from 2001 sales of $6.0 billion. The sales decline was most pronounced in the Telecommunications segment where significantly lower demand and price declines for our optical fiber and cable and photonic technologies products caused sales to decrease in this segment by 63%, or $2.8 billion year to year. Sales in the Technologies segment for 2002 decreased 4%, or $55 million, compared to 2001.

Gross margin

As a percentage of net sales, gross margin improved eight points in 2003 compared to 2002. The improvement was driven by lower depreciation and other fixed costs resulting from the 2002 restructuring actions, primarily in the Telecommunications segment. Gross margin improved in both segments; however, the gains achieved in the Technologies segment were partially offset by a $13 million write-down of inventory related to the exit of CAV. As a percentage of net sales, gross margin decreased from 30% to 19% in 2002 compared to 2001. Gross margin was impacted by lower sales volumes in the Telecommunications segment which were insufficient to cover fixed manufacturing costs. Downward pricing pressure also negatively impacted gross margins, primarily in the optical fiber and cable products. These negative trends were offset by significant fixed cost reductions as manufacturing capacity was shutdown. Gross margin in the Technologies segment decreased approximately two points from 2001.

Selling, general and administrative expenses

Selling, general and administrative ("SG&A") expenses decreased 16%, or $117 million, in 2003 compared to 2002 and as a percentage of sales improved four points in the same period. The improvement reflects cost savings primarily from the 2002 and 2003 restructuring actions. SG&A expenses decreased 34% to $716 million in 2002 while SG&A increased five points as a percentage of net sales to 23% over 2001. The decrease in SG&A for 2002 reflects cost savings from the restructuring actions which began in 2001, while the increase as a percentage of net sales was caused by the more significant decline in revenues.

Research, development and engineering expenses

Research, development and engineering ("RD&E") expenses decreased 29%, or $139 million in 2003 compared to 2002 and as a percentage of sales improved four points in the same period. The improvement reflects the cost savings which resulted from the 2002 restructuring actions. RD&E expenses declined 22%, or $139 million in 2002 compared to 2001. As a percentage of net sales, RD&E increased five points from 2001. The decrease in expense for 2002 reflects the impact of the restructuring actions, while the increase as a percentage of net sales was caused by the more significant decline in revenues.

Restructuring, impairment and other charges and credits

Corning recorded significant net charges in 2003, 2002 and 2001. These charges are summarized in the following table (in millions):

	For the years ended December 31,		
	2003	2002	2001
Impairment of goodwill		$ 400	$ 4,648
Restructuring actions	**$ 49**	1,271	953
Impairment of long-lived assets other than goodwill:			
Photonic technologies		269	116
Conventional video components	**62**	140	
Total restructuring, impairment and other charges	**$ 111**	$ 2,080	$ 5,717

Impairment of Goodwill

2003 Annual Assessment

Due to market conditions in the telecommunications and semiconductor industries, we performed goodwill impairment tests for our Telecommunications and specialty materials reporting units in the fourth quarter of 2003. The results of our impairment tests indicated that the fair value of each reporting unit exceeded its book value. Although an impairment charge was not required in 2003, it is possible that future impairment charges may be required if our expected future cash flow estimates are not realized. Management must exercise judgment in assessing the recoverability of goodwill. See Critical Accounting Estimates for related discussion.

We believe the telecommunication industry is currently depressed but will ultimately recover. We do not expect growth in this segment in the short-term, but believe that growth will return to this segment by 2005. Our view that the industry will recover is based on the fact that bandwidth demand continues to grow, and the belief that a combination of public policy changes, consolidation and recovery of industry players, and the advancement of profitable broadband business models will drive recovery in the future.

We believe the specialty materials reporting unit decrease in sales in 2003 was primarily due to the cyclical nature of the semiconductor market. We expect increased volume growth beginning in 2004.

2002 Charge

In the fourth quarter of 2002, we conducted our annual impairment tests and concluded that an impairment charge of $400 million ($294 million after-tax) was necessary to reduce the carrying value of goodwill in the Telecommunications reporting unit to its estimated fair value of $1.6 billion. The decrease in fair value at the end of 2002 from that measured in the initial benchmark assessment on January 1, 2002 primarily reflected the following:

- a delay in the timing of the expected recovery from late 2002, or early 2003 to 2005,
- a reduction in the short-term cash flow expectations of the fiber and cable business and a lower base from which the expected recovery will occur, and
- a reduction in the short and long-term cash flow expectations of the photonic technologies product line.

We retained valuation specialists to assist in the valuation of our tangible and identifiable intangible assets for the purpose of determining the implied fair value of goodwill at December 31, 2002.

2001 Charge

During the first half of 2001, we experienced a significant decrease in the rate of growth of our Telecommunications segment, primarily in the photonics technologies product line due to a dramatic decline in infrastructure spending in the telecommunications industry, and determined that there were events of impairment within photonics. We determined that our goodwill related to photonics was not recoverable under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," which was the governing accounting principles generally accepted in the U.S. ("GAAP") guidance at that time. As a result, we recorded a charge of $4.6 billion to impair a significant portion of goodwill, of which $3.0 billion related to the Pirelli transaction and $1.6 billion related to goodwill resulting from the acquisition of NetOptix Corporation.

Restructuring Actions

2003 Restructuring Actions

Corning recorded net charges of $49 million ($14 million credit after tax and minority interest) in 2003. Major actions approved and initiated in 2003 included the following:

- the shutdown of CAV, which was a manufacturer of glass panel and funnels for use in conventional tube televisions within the Technologies segment,
- the sale and exit of our photonics products within the Telecommunications segment, and
- the shutdown of two of our specialty materials manufacturing facilities, which are within the Technologies segment.

Restructuring Charges

The 2003 restructuring charges of $41 million included $90 million of employee separation costs (including special termination and curtailment losses related to pension and postretirement health care plans) and $37 million in other exit costs (principally lease termination and contract cancellation payments), offset by an $86 million credit related to previous restructuring actions. These credits were primarily the result of revised cost estimates of existing restructuring plans and a decision to not exit two small cabling sites. The charge entailed the elimination of approximately 1,975 hourly and salaried positions including involuntary separation, early retirement and social programs. In addition, we recorded a $20 million foreign deferred tax benefit adjustment related to restructuring charges recorded in 2002. This credit is reflected in the consolidated statement of operations under, "Benefit for income taxes."

Impairment of Plant and Equipment to be Shutdown or Disposed

Corning recorded a net credit of $21 million in 2003. This included $40 million of charges to impair plant and equipment related to facilities to be shutdown or disposed, which comprised $11 million for the North Brookfield semiconductor materials plant closure, $14 million related to a cabling plant, $10 million related to the final exit of photonics, and $5 million of other various costs. The impairment charges were determined based on the amount by which the carrying value exceeded the fair market value of the asset. The charge was more than offset by $61 million in credits related to previous restructuring actions. These credits were primarily the result of our decision not to exit two of the previous cabling sites marked for shutdown in 2002 as well as proceeds on asset disposals exceeding assumed salvage values.

Impairment of Cost Investments

In the first quarter, we recorded a $5 million charge for other than temporary declines in certain cost investments in the Telecommunications segment. In the third quarter, we sold these investments for $4 million in cash, which was $1 million more than previously expected. We reported this gain as a credit to restructuring actions.

Loss on Sale of Photonics

We recorded a loss of $13 million in the third quarter when we completed the sale of certain photonic technologies assets to Avanex. In exchange for our photonics assets and $22 million in cash, we received 21 million restricted shares of Avanex common stock, which we valued at approximately $53 million. These shares are restricted from sale for approximately one year at which point the restrictions are lifted at intervals beginning July 2004 and ending October 2005. As the shares become unrestricted, we will mark-to-market the shares through other comprehensive income as available-for-sale securities. The Avanex restricted shares are reflected as a cost investment and recorded under "Investments" in our consolidated balance sheet. Approximately 400 employees of the photonic technologies products became employees of Avanex in the third quarter. The loss on sale included a $21 million reduction of our goodwill. See Notes 5 (Restructuring Actions) and 10 (Investments) of the Consolidated Financial Statements for further detail.

In addition to these restructuring action costs, we also incurred the following charges in our consolidated statement of operations related to the exit of photonics:

- an increase to the deferred tax valuation allowance by $21 million as we do not expect to realize certain deferred tax assets in Italy, which is reflected in the consolidated statement of operations under, "Benefit for income taxes," and
- a $7 million impairment charge for equity investments that were abandoned as part of the exit from photonics, which is reflected in the consolidated statement of operations under, "Equity in earnings of associated companies, net of impairments."

Accelerated Depreciation

We recorded $12 million of accelerated depreciation as a result of our decision to shutdown our semiconductor materials manufacturing facility in Charleston, South Carolina by March 31, 2004. We will record an additional $36 million in the first quarter of 2004 while the plant continues operating.

The following table summarizes the charges, credits and balances of the restructuring reserves as of and for the year ended December 31, 2003 (in millions):

	January 1, 2003	Year ended December 31, 2003 Charges	Reversals to existing plans	Net charges/ (reversals)	Non-cash uses in 2003	Cash payments in 2003	Remaining reserve at Dec. 31, 2003
Restructuring:							
Employee related costs	$ 273	$ 90	$ (63)	$ 27	$ (27)	$ (195)	$ 78
Exit costs	132	37	(23)	14		(38)	108
Total restructuring charges	$ 405	$ 127	$ (86)	$ 41	$ (27)	$ (233)	$ 186
Impairment:							
Assets to be disposed of by sale or abandonment		$ 40	$ (61)	$ (21)			
Cost investments		5	(1)	4			
Total impairment charges		$ 45	$ (62)	$ (17)			
Other:							
Loss on Avanex transaction		$ 13		$ 13			
Accelerated depreciation		12		12			
Total other charges		$ 25		$ 25			
Total restructuring, impairment and other charges and credits		$ 197	$ (148)	$ 49			
Tax (benefit) expense and minority interest		(83)	20	(63)			
Restructuring, impairment and other charges and credits, net		**$ 114**	**$ (128)**	**$ (14)**			

Cash payments for employee-related costs will be substantially completed by the end of 2004, while payments for exit activities will be substantially completed by the end of 2005. We expect approximately one-half of the 2003 restructuring charges to be paid in cash.

The following table summarizes the net charge (reversals) for 2003 restructuring actions by operating segment (in millions):

	Telecom-munications	Technologies	Corporate Functions Including Research	Total
Net charges (reversals) for restructuring actions	$ (36)	$ 72	$ 13	$ 49

The following table summarizes the headcount reduction related to the 2003 plans:

	U.S. Hourly	U.S. Salaried	Non-U.S.	Total
Headcount reduction	975	750	250	1,975

As of December 31, 2003, approximately 1,600 of the 1,975 employees had been separated under the 2003 plans. We expect the remaining to be separated by December 31, 2004, with the majority to be separated by the end of the first quarter of 2004.

2002 Restructuring Actions

The continued decline in demand in the Telecommunications segment during 2002 required additional restructuring beyond that taken in 2001 to bring manufacturing capacity in line with revenue projections. We recorded total charges of $1.3 billion ($929 million after-tax and minority interest) over the second, third and fourth quarters. Actions approved and initiated in 2002 included the following:

- permanent closing of our optical fiber manufacturing facilities in Noble Park, Victoria, Australia, and Neustadt bei Coburg, Germany. We also mothballed our optical fiber manufacturing facility in Concord, North Carolina and transferred certain capabilities to our Wilmington, North Carolina facility,
- reductions in capacity and employment in our cabling and hardware and equipment locations worldwide to reduce costs,
- permanent closure of our photonic technologies thin film filter manufacturing facility in Marlborough, Massachusetts,
- permanent abandonment of certain construction projects that had been stopped in 2001 in the fiber and cable business within the Telecommunications segment,
- closure of minor manufacturing facilities, primarily in the Telecommunications segment,
- closure and consolidation of research facilities,
- elimination of positions worldwide through voluntary and involuntary programs, and
- divestiture of a portion of the controls and connectors product line in the Telecommunications segment.

In addition, we impaired cost based investments in a number of private telecommunications companies based upon a decision in the fourth quarter of 2002 to divest the portfolio.

The following table summarizes the charges, credits and balances of the restructuring reserves as of December 31, 2002 (in millions):

		Year ended December 31, 2002					
	January 1, 2002	Charges	Reversals to existing plans	Net charges/ (reversals)	Non-cash uses in 2002	Cash payments in 2002	Remaining reserve at Dec. 31, 2002
Restructuring:							
Employee related costs	$ 198	$ 376	$ (5)	$ 371	$ (40)	$ (256)	$ 273
Exit costs	78	85	(9)	76		(22)	132
Total restructuring charges	$ 276	$ 461	$ (14)	$ 447	$ (40)	$ (278)	$ 405
Impairment:							
Assets to be disposed of by sale or abandonment		$ 712	$ (11)	$ 701			
Cost investments		107		107			
Total impairment charges		$ 819	$ (11)	$ 808			
Other:							
Loss on divestiture		$ 16		$ 16			
Total restructuring, impairment and other charges and credits		$1,296	$ (25)	$1,271			
Tax (benefit) expense and minority interest		(352)	10	(342)			
Restructuring, impairment and other charges and credits, net		**$ 944**	**$ (15)**	**$ 929**			

The following table summarizes the net charges (reversals) for 2002 restructuring actions by operating segment (in millions):

	Telecom-munications	Technologies	Corporate Functions Including Research	Total
Net charges for restructuring actions	$ 1,053	$ 10	$ 208	$ 1,271

The following table summarizes the headcount reduction related to the 2002 plans:

	U.S. Hourly	U.S. Salaried	Non-U.S.	Total
Headcount reduction	1,650	2,950	2,500	7,100

As of December 31, 2003, all of the 7,100 employees from the 2002 plan had been separated.

2001 Restructuring Actions

In July and October of 2001, we announced a series of restructuring actions in response to significant deteriorating business conditions which began initially in our Telecommunications segment, but eventually spread to our other businesses as the year progressed. The following actions were approved and undertaken in 2001:

- closure of seven major manufacturing facilities and the consolidation of several smaller facilities in the Telecommunications and Technologies segments,
- discontinuation of our initiative in Corning Microarray Technology products, part of our life sciences products, and
- elimination of approximately 12,000 positions affecting all operating segments, but especially impacting the photonic technologies, hardware and equipment and the optical fiber and cable products. This action included a selective voluntary early retirement program for certain employees along with involuntary separations.

These actions resulted in a pre-tax charge totaling $953 million ($585 million after-tax) for the year ended December 31, 2001. Approximately one third of the total charge was expected to be paid in cash.

The following table summarizes the charges, credits and balances of the restructuring reserves as of December 31, 2001 (in millions):

	Total charges	Non-cash uses in 2001	Cash payments in 2001	Remaining reserve at Dec. 31, 2001
Restructuring charges:				
Employee related costs	$ 324	$ (66)	$ (60)	$ 198
Exit costs	95		(17)	78
Total restructuring charges	$ 419	$ (66)	$ (77)	$ 276
Impairment:				
Assets held for use	$ 46			
Assets to be disposed of by sale or abandonment	496			
Total impairment charges	$ 542			
Total restructuring and impairment charges	$ 961			
Discontinued operations	(8)			
Restructuring and impairment charges from continuing operations	953			
Tax benefit and minority interest	368			
Restructuring and impairment charges, net	$ 585			

The following table summarizes the charge for 2001 restructuring actions by operating segment (in millions):

	Telecom-munications	Technologies	Corporate Functions Including Research	Total
Charges for restructuring actions	$ 640	$ 122	$ 191	$ 953

The following table summarizes the headcount reduction related to the 2001 plans:

	U.S. Hourly	U.S. Salaried	Non-U.S.	Total
Headcount reduction	6,000	3,100	2,900	12,000

As of December 31, 2002, all of the 12,000 employees had been separated under the plans.

Impairment Of Long-Lived Assets Other Than Goodwill

Given our restructuring actions and the market conditions facing our businesses, at various times throughout 2001 to 2003, we performed evaluations of the recoverability of our long-lived assets. In each case that an impairment evaluation was required, we developed operating cash flow projections for each strategic alternative and made assessments as to the probability of each outcome. If our projections indicated that our long lived assets were not recoverable through future cash flows, we were then required to estimate the fair value of the long-lived assets, which were limited to property, plant and equipment, using the expected cash flow approach as a measure of fair value.

2003 Impairment Charge

In April 2003, we announced that we had agreed with our partner to shutdown CAV and wrote down its assets to their estimated salvage values. This resulted in an impairment charge of $62 million ($19 million after-tax and minority interest).

Subsequent to our decision to exit, CAV signed a definitive agreement to sell tangible assets to Henan Anyang CPT Glass Bulb Group, Electronic Glass Co., Ltd. (Henan Anyang), located in China, for amounts exceeding estimated salvage values. Upon the receipt of $10 million in cash, we recognized a $5 million credit in restructuring. We expect the sale to be completed in the first half of 2004 at which time we anticipate recognizing an additional gain of approximately $40 million ($13 million after-tax and minority interest).

2002 Impairment Charges

Photonic technologies
In 2002, the telecommunications market underwent a dramatic decline in demand for its products as major buyers of network equipment in this industry reduced their capital spending. This negative trend was expected to continue into the foreseeable future. As a result of our impairment evaluation, the photonics assets were written down to estimated salvage value, as this amount was our best estimate of fair value. This resulted in a $269 million ($195 million after-tax) write down of the long-lived assets including $90 million related to patents.

Conventional video components
In 2002, the market was impacted by a decline in demand for conventional television glass and a dramatic increase in the importation of television glass, tubes and sets from Asia. These trends were expected to continue into the foreseeable future. As a result of our impairment evaluation, CAV's assets were written down to their estimated fair values. This resulted in a $140 million ($44 million after-tax and minority interest) write-down of the assets.

2001 Impairment Charges

Photonic technologies
In 2001, the telecommunications market's dramatic decline began. We performed an asset impairment evaluation of our photonics product line and incurred a charge of $116 million to write down intangible assets to their estimated fair values.

Asbestos settlement

On March 28, 2003, we announced that we had reached agreement with the representatives of asbestos claimants for the settlement of all current and future non-premises asbestos claims against us and PCC, which might arise from PCC products or operations.

The agreement is expected to be incorporated into a settlement fund as part of a reorganization plan for PCC. The plan will be submitted to the federal bankruptcy court in Pittsburgh for approval, and is subject to a number of contingencies, including a favorable vote by 75% of the asbestos claimants voting on the PCC reorganization plan. We will make our contributions to the settlement trust under the agreement after the plan is approved, becomes effective and is no longer subject to appeal. We expect the approval process to be complete in 2004.

When the plan becomes effective, our settlement will require the contribution of our equity interest in PCC, our one-half equity interest in PCE, and 25 million shares of our common stock. The common stock will be marked-to-market each quarter until it is contributed to the settlement trust, thus resulting in adjustments to income and the settlement liability as appropriate. We will also make cash payments with a current value of $136 million over six years beginning in June 2005 which we will accelerate, as needed, to maximize the related tax benefits. In addition, we will assign insurance policy proceeds from our primary insurance and a portion of our excess insurance as part of the settlement. We recorded an initial charge of $298 million in the first quarter of 2003 to reflect the terms of the settlement and additional charges of $115 million to reflect the mark to market of our common stock through December 31, 2003. Total charges of $413 million ($263 million after-tax) were incurred for the twelve months ended December 31, 2003. This charge was previously reported as a nonoperating charge in our 2003 Quarterly Reports on Form 10-Q. Effective with this Annual Report, we have reclassified this charge to operating expenses in the consolidated statements of operations. The carrying value of our investment in PCE and the fair value of 25 million shares of our common stock, totaling $282 million, have been reflected in current liabilities. The remaining $136 million, representing the net present value of the cash payments, discounted at 5.5%, is recorded in noncurrent liabilities. See Legal Proceedings for a history of this matter.

Operating loss

We incurred an operating loss of $655 million in 2003 which was significantly lower than the 2002 loss of $2.7 billion and the 2001 operating loss of $6.0 billion. Our loss in 2003 included the asbestos settlement charges. Losses in all three years included restructuring, impairment and other charges and credits as described above. Our results for 2001 were also impacted by an operating charge of $333 million to write-down excess and obsolete inventory, a $90 million charge related to the release of restrictions on shares of Corning common stock and a $28 million charge to write-down an investment in intellectual property.

Gain on repurchases and retirement of debt, net

During the years ended December 31, 2003 and 2002, we repurchased and retired a significant portion of our zero coupon convertible debentures due November 8, 2015. In 2003, we repurchased and retired 1,531,000 debentures with an accreted value of $1.2 billion for cash of approximately $1.1 billion through open market purchases and a public tender offer and recorded a net gain of $55 million. We also issued 6.5 million shares of common stock from treasury in exchange for 55,000 debentures with an accreted value of $43 million, and recognized a charge of $35 million reflecting the fair value of the incremental shares issued beyond those required by the terms of the debentures. The increase in equity due to the issuance of shares from treasury stock was $77 million.

The following table summarizes the activity related to our zero coupon convertible debentures (dollars in millions):

	For the years ended December 31,	
	2003	2002
Bonds repurchased or exchanged for equity	**1,586,000**	638,987
Book value	**$ 1,239**	$ 493
Fair value	$ **1,154**	$ 308
Pre-tax gain (1)	**$ 20**	$ 176
After-tax gain (1)	**$ 13**	$ 108

(1) Net of the write-off of unamortized issuance and deal costs.

In addition to our zero coupon debentures, we repurchased and retired 60,000 euro notes due 2005 with a book value of 60 million euros for cash of 63 million euros (including accrued interest) or $70 million. We recorded a loss of $1 million on the transaction.

Benefit for income taxes

Our provision (benefit) for income taxes and the related effective benefit rates for continuing operations were as follows (in millions):

	For the years ended December 31,		
	2003	2002	2001
Provision (benefit) for income taxes	**$ (254)**	$ (726)	$ (468)
Effective benefit rate	**(33.4)%**	(26.7)%	(7.6)%

Our effective tax rate was impacted by our restructuring, impairment and other charges and credits and our gains on repurchases and retirements of debt. Excluding these items, our rate was (33)% in 2003, (30)% in 2002 and (13)% in 2001.

SFAS No.109, "Accounting for Income Taxes ("SFAS No. 109")," requires that a valuation allowance be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. A review of all available positive and negative evidence needs to be considered, including a company's current, past and future predicted performance, the market environment of the industries in which the company operates, the utilization of past tax credits, length of carryback and carryforward periods, and existing contracts or sales backlog that will result in future profits.

At December 31, 2003, we have recorded gross deferred tax assets of approximately $2.1 billion with a valuation allowance of $469 million, and offset by deferred tax liabilities of $201 million. The valuation allowance is primarily attributable to the uncertainty regarding the realization of specific foreign and state tax benefits, net operating losses and tax credits. The net deferred tax assets of approximately $1.5 billion consist of a combination of domestic (U.S. federal, state and local) and foreign tax benefits for: (a) items which have been recognized for financial reporting purposes, but which will be reported on tax returns to be filed in the future, and (b) loss and tax credit carryforwards. As explained further below, we have performed the required assessment of positive and negative evidence regarding the realization of the net deferred tax assets in accordance with SFAS No. 109. This assessment included the evaluation of scheduled reversals of deferred tax liabilities, estimates of projected future taxable income and tax-planning strategies. Although realization is not assured, based on our assessment, we have concluded that it is more likely than not that such assets, net of the existing valuation allowance, will be realized.

Net domestic deferred tax assets are approximately $1.3 billion at December 31, 2003. Approximately $460 million of these net deferred tax assets relate to loss and tax credit carryforwards that expire through 2023. The remaining net deferred tax assets comprise the following deductible temporary differences:

1. other postretirement benefits of $244 million, which will reverse over the next 40 to 50 years;
2. restructuring and other liabilities of $155 million, which will reverse over the next 10 years;
3. research and development expenditures of $252 million, which will reverse over the next 10 years; and
4. other miscellaneous items of $178 million, which will reverse, on average, over the next 10 years.

Approximately 10% of our net domestic deferred tax assets will be realized through net operating loss carryback claims to be filed over the next three to five years, which will generate cash refunds during such period. We expect the remaining net domestic deferred tax assets to be realized from future earnings. However, in the event future earnings are insufficient, approximately 40% of our net domestic deferred tax assets could be realized through a tax-planning strategy involving the sale of a non-strategic appreciated asset. Realization of the remaining 50% of our net domestic deferred tax assets is solely dependent on our ability to generate sufficient future taxable income during carryforward periods of approximately 20 years.

The minimum amount of domestic future income that would have to be generated to realize this portion of our deferred tax assets is $1.7 billion over at least 20 years. Currently, we are generating domestic losses. However, our forecast of domestic income indicates it is more likely than not that the future results of operations in the U.S. will generate sufficient taxable income to realize this portion of our deferred tax assets. Specifically, we expect to incur significantly lower domestic losses in 2004 and to return to profitability in the U.S. in 2005. Key assumptions embedded in these near-term forecasts follow:

1. Our 2004 U.S. losses will decrease as a result of the 2003 exit of the photonics technologies business and CAV.
2. We expect to see improved earnings trends in our Telecommunications segment which is primarily in the U.S. This includes a lower loss in 2004 and a return to profitability in 2005. This trend is partially being driven by the realization of lower operating costs as a result of prior years' restructuring actions. In addition, we are forecasting revenue to be flat or down slightly in 2004 but significantly higher in 2005 due to an expected recovery in the telecommunications industry in 2005.
3. Our specialty materials semiconductor business will generate higher earnings in 2004 as a result of a recovery in the semiconductor equipment industry and lower operating costs as a result of the fourth quarter 2003 restructuring actions, which will be completed by the end of the first quarter of 2004.
4. Our display business will continue its rapid growth. Although this business is largely based in Asia, domestic earnings of this business have increased in 2003 and are expected to continue to increase over the next several years, in part due to an increase in U.S. royalty income.
5. We will continue to sustain modest growth in our remaining domestic businesses and, except for the restructuring actions announced prior to December 31, 2003, we do not expect to incur any significant additional restructuring or impairment charges.

Our forecast of domestic income is based on assumptions about and current trends in our operating segments, and there can be no assurance that such results will be achieved. We review such forecasts in comparison with actual results and expected trends quarterly for purpose of our recoverability assessment. As a result of this review, if we determine that we will not return to profitability in the U.S. in 2005 or if sufficient future taxable income may not be generated to fully realize the net deferred tax assets, we will increase the valuation allowance by a charge to income tax expense in an amount equal to the portion of the deferred tax assets that are realizable solely through projected future taxable income. If we record such a valuation allowance, we will also cease to recognize additional tax benefits on any losses in the U.S.

Equity in earnings of associated companies, net of impairments

Equity earnings nearly doubled to $209 million in 2003. The increase was due to the following:

- The resumption of the recognition of equity earnings from Dow Corning in 2003 added $82 million to equity earnings in 2003. In 1995, we fully impaired our investment in Dow Corning upon its entry into bankruptcy proceedings and did not recognize equity earnings from the second quarter of 1995 through the end of 2002. We began recognizing equity earnings in the first quarter of 2003 when we concluded that Dow Corning's emergence from bankruptcy protection was probable based on the Bankruptcy Court's findings on December 11, 2002. See Legal Proceedings for a history of this matter.

- Our 50% owned Samsung Corning Precision, a South Korean manufacturer of liquid crystal display glass, increased its net income by 82% compared to 2002, resulting in equity earnings $64 million higher than 2002. Earnings in 2003 were $144 million.

- These positive results were negatively impacted by Samsung Corning, which recorded a significant asset impairment charge in the fourth quarter of 2003. Our portion of that charge was $66 million (after-tax), which resulted in a net equity loss of $39 million.

Equity earnings in 2002 were $116 million, a decline of 22% from 2001, primarily due to the impairment of an equity investment in the second quarter of 2002 for $14 million and a $20 million reduction in equity earnings in the fourth quarter, caused by restructuring and impairment charges recorded by Samsung Corning Micro Optics, a 50% owned manufacturer of photonics components. Excluding these items, equity earnings approximated those in 2001.

Loss from continuing operations

As a result of the above, the loss from continuing operations and per share data were as follows (in millions, except per share amounts):

	For the years ended December 31,		
	2003	2002	2001
Loss from continuing operations	**$ (223)**	$ (1,780)	$ (5,532)
Basic and diluted loss per common share from continuing operations	**$ (0.18)**	$ (1.85)	$ (5.93)
Shares used in computing basic and diluted per share amounts	**1,274**	1,030	933

RESULTS OF DISCONTINUED OPERATIONS

On December 13, 2002, we completed the sale of our precision lens business to 3M for cash proceeds up to $850 million, of which $50 million was deposited in an escrow account. During 2002, we received approximately $800 million in cash and recorded a gain on the sale of $415 million, net of tax, in income from discontinued operations in the consolidated statements of operations. 3M has notified Corning that 3M believes it has certain claims arising out of the representations and warranties made by Corning in connection with the sale of the precision lens business to 3M. The parties are attempting to resolve such claims. In 2003, $1 million of the escrow balance was used to pay state income taxes. At December 31, 2003, approximately $49 million remains in the escrow account, and no other gain on the sale of the precision lens business will be recognized until such claims are resolved.

The precision lens business operating results and cash flows have been removed from our results of continuing operations for all periods presented, and have been excluded from the operating segments data. There were no results from discontinued operations in 2003.

Summarized selected financial information for the discontinued operations related to the precision lens business follows (in millions):

	For the years ended December 31,	
	2002	2001
Net sales	$ 268	$ 225
Income before taxes	$ 100	$ 50
Gain on sale before taxes	652	
Provision for income taxes	(274)	(16)
Net income	$ 478	$ 34

OPERATING SEGMENTS

Our reportable operating segments consist of Telecommunications and Technologies. We include the earnings of equity affiliates that are closely associated with our operating segments in the respective segment's net income. Segment amounts exclude revenues, expenses and equity earnings not specifically identifiable to segments.

We prepared the financial results for our operating segments on a basis that is consistent with the manner in which we internally disaggregate financial information to assist in making internal operating decisions. We have allocated certain common expenses among segments differently than we would for stand-alone financial information prepared in accordance with GAAP. These expenses include interest, taxes and corporate functions. Segment net income may not be consistent with measures used by other companies. The accounting policies of our operating segments are the same as those applied in the consolidated financial statements.

Operating Segments (In millions)	Telecom-munications	Technologies	Non-segment/ Other items	Consolidated Total
For the year ended December 31, 2003				
Net sales	$ 1,426	$ 1,641	$ 23	$ 3,090
Research, development and engineering expenses (1)	$ 120	$ 227	$ (3)	$ 344
Restructuring, impairment and other charges and (credits) (2)	$ (36)	$ 134	$ 13	$ 111
Interest expense (3)	$ 75	$ 79		$ 154
Benefit for income taxes	$ (78)	$ (6)	$ (170)	$ (254)
Loss before minority interests and equity (losses) earnings (4) (5)	$ (158)	$ (98)	$ (249)	$ (505)
Minority interests (6)		73		73
Equity in (losses) earnings of associated companies, net of impairments	(11)	137	83	209
Net (loss) income	$ (169)	$ 112	$ (166)	$ (223)
Segment loss before minority interests and equity (losses) earnings as a percentage of segment sales	(11.1)%	(6.0)%		(16.3)%
Segment net (loss) income as a percentage of segment sales	(11.8)%	6.8%		(7.2)%
For the year ended December 31, 2002				
Net sales	$ 1,631	$ 1,513	$ 20	$ 3,164
Research, development and engineering expenses (1)	$ 308	$ 177	$ (2)	$ 483
Restructuring, impairment and other charges and credits (2)	$ 1,722	$ 150	$ 208	$ 2,080
Interest expense (3)	$ 99	$ 71	$ 9	$ 179
(Benefit) provision for income taxes	$ (722)	$ (28)	$ 24	$ (726)
Loss before minority interests and equity (losses) earnings (4) (5)	$ (1,838)	$ (145)	$ (11)	$ (1,994)
Minority interests (6)	1	96	1	98
Equity in (losses) earnings of associated companies, net of impairments	(60)	168	8	116
Income from discontinued operations			478	478
Net (loss) income	$ (1,897)	$ 119	$ 476	$ (1,302)
Segment loss before minority interests and equity (losses) earnings as a percentage of segment sales	(112.7)%	(9.6)%		(63.0)%
Segment net (loss) income as a percentage of segment sales	(116.3)%	7.9%		(41.2)%
For the year ended December 31, 2001				
Net sales	$ 4,458	$ 1,568	$ 21	$ 6,047
Research, development and engineering expenses (1)	$ 474	$ 151	$ (3)	$ 622
Restructuring, impairment and other charges and credits (2)	$ 5,404	$ 122	$ 191	$ 5,717
Interest expense (3)	$ 104	$ 48	$ 1	$ 153
Benefit for income taxes	$ (336)	$ (38)	$ (94)	$ (468)
Loss before minority interests and equity earnings (4) (5)	$ (5,215)	$ (53)	$ (425)	$ (5,693)
Minority interests		13		13
Equity in earnings of associated companies	12	132	4	148
Income from discontinued operations			34	34
Net (loss) income	$ (5,203)	$ 92	$ (387)	$ (5,498)
Segment loss before minority interests and equity earnings as a percentage of segment sales	(117.0)%	(3.4)%		(94.1)%
Segment net (loss) income as a percentage of segment sales	(116.7)%	5.9%		(90.9)%

(1) Non-direct research, development and engineering expenses are allocated based upon direct project spending for each segment.

(2) Related tax benefit:
Year ended December 31, 2003: $17, $28, $4 and $49.
Year ended December 31, 2002: $452, $30, $66 and $548.
Year ended December 31, 2001: $282, $48, $69 and $399.

(3) Interest expense is allocated to segments based on a percentage of segment net operating assets. Consolidated subsidiaries with independent capital structures do not receive additional allocations of interest expense.

(4) Many of Corning's administrative and staff functions are performed on a centralized basis. Where practicable, Corning charges these expenses to segments based upon the extent to which each business uses a centralized function. Other staff functions, such as corporate finance, human resources and legal, are allocated to segments primarily as a percentage of sales.

(5) Includes an allocation of depreciation of corporate property not specifically indentifiable to a segment. Related depreciable assets are not allocated to segment assets.

(6) Includes $30 million and $68 million in 2003 and 2002, respectively, related to impairment of long-lived assets of CAV which is in the Technologies segment.

Non-segment net (loss) income is detailed below (in millions):

	Years ended December 31,		
	2003	2002	2001
Non-segment (loss) income and other (1)	**$ (44)**	$ 4	$ (33)
Amortization of goodwill (2)			(363)
Non-segment restructuring, impairment and other charges and credits	**(13)**	(208)	(191)
Asbestos settlement	**(413)**		
Interest income (3)	**32**	41	68
Gain on repurchases of debt, net	**19**	176	
Benefit (provision) for income taxes (4)	**170**	(24)	94
Minority interests		1	
Equity in earnings of associated companies, net of impairments (5)	**83**	8	4
Income from discontinued operations		478	34
Non-segment net (loss) income	**$ (166)**	$ 476	$ (387)

(1) Includes non-segment operations and other corporate activities.
(2) Amortization of goodwill relates primarily to the Telecommunications segment.
(3) Corporate interest income is not allocated to reportable segments.
(4) Includes tax associated with non-segment restructuring, impairment and other charges and amortization of goodwill.
(5) Includes amounts derived from corporate investments and activities, primarily Dow Corning in 2003.

Telecommunications

The Telecommunications segment produces optical fiber and cable, and optical hardware and equipment for the worldwide telecommunications industry. In July 2003, we exited the photonic technologies product line.

The following table provides net sales and other data for the Telecommunications segment (in millions):

	2003	2002	2001
Net sales:			
Optical fiber and cable	**$ 760**	$ 859	$ 2,889
Hardware and equipment	**535**	552	817
Photonic technologies	**54**	111	547
Controls and connectors	**77**	109	205
Total net sales	**$ 1,426**	$ 1,631	$ 4,458
Net loss	**$ (169)**	$ (1,897)	$ (5,203)

2003 vs. 2002

Sales in the segment declined 13%, or $205 million, compared to 2002. All products in the segment incurred a decline in sales. A portion of the decline was in photonic technologies which we exited in July 2003. The remaining decline in sales was due to price decreases for optical fiber and cable which were partially offset by volume increases. The segment incurred a loss of $169 million in 2003, compared to a net loss of $1.9 billion in the prior year.

Restructuring and impairment charges included a $13 million loss on the sale of photonics technologies assets to Avanex and $88 million for restructuring charges offset by credits of $137 million, resulting in net credits of $36 million. All of the Telecommunications products reported a loss in 2003; however, the losses were significantly lower than those incurred in the prior year. The decrease in the loss over the prior year was primarily due to much lower restructuring and impairment charges and cost savings resulting from these actions.

The following discussion of products in the Telecommunications segment excludes the restructuring and impairment charges and credits to provide clarity on the underlying business trends.

Optical fiber and cable
Sales declined 12%, or $99 million compared to 2002. The decrease was primarily due to pricing pressure, particularly in fiber, but was partially offset by strong demand in Japan and China, primarily in the first quarter. Sales volume increased almost 20% in 2003 compared to 2002 due primarily to having the full year results of the Chinese fiber and cable entities acquired from Lucent in the fourth quarter of 2002. Volumes for our other fiber and cable facilities were up slightly in 2003 compared to 2002. The loss for 2003 was significantly less than 2002 due to significant cost reduction.

Hardware and equipment
Sales were relatively flat compared to 2002, decreasing 3%, or $17 million. The sales decrease was primarily due to the overall lack of capital spending by our customers impacting the entire telecommunications industry. The loss for 2003 significantly decreased from the prior year due to cost reductions achieved from the 2002 restructuring actions and other cost reduction initiatives.

Photonic technologies
On July 31, 2003, we completed the sale of a significant portion of the photonic technologies assets to Avanex. See Restructuring, Impairment and Other Charges and Credits and Note 5 (Restructuring Actions) to the Consolidated Financial Statements. Sales declined 51%, or $57 million, compared to 2002 due to lower sales volume in the early part of the year as well as our exit of photonics technologies in 2003. The loss in 2003 was more than 85% less than the prior year loss due to cost savings resulting from restructuring actions taken in 2002 as well as the exit of this business in 2003.

Controls and connectors
Sales decreased 29%, or $32 million in 2003, compared to the prior year. The sales decline for the year was primarily due to the sale of the appliance controls group in May 2002 and the lack of capital spending in the telecommunications industry. The controls and connectors product line incurred a small loss in 2003; however, the loss decreased significantly, compared to the prior year, primarily due to cost savings from restructuring actions taken in 2002.

2002 vs. 2001

This segment incurred significant restructuring and impairment charges in 2002 and 2001. The 2002 and 2001 charges are described in detail in Restructuring, Impairment and Other Charges and Credits. The restructuring activities were undertaken to reduce the operating cost structure due to continued market declines. More than half of the 2002 charge related to the impairment of fixed assets, primarily in the fiber and cable business. A significant portion of the asset impairments in this business represented the closure of two fiber plants and permanent abandonment of certain construction projects. The balance of the charge represented impairments of cost based investments, primarily in the photonic technologies business, and severance and benefits for retirees and separated personnel in all businesses. In addition, the segment incurred a $400 million charge for the impairment of goodwill and a $269 million charge for long-lived asset impairments in photonic technologies. The impairment charge incurred in the second quarter of 2001 relates to goodwill and certain acquired intangible assets from acquisitions in the photonic technologies business. These charges are described in Notes 4 (Impairment of Goodwill) and 6 (Impairment of Other Long-Lived Assets) to the Consolidated Financial Statements.

Sales in the segment declined 63%, or $2,827 million, compared to 2001 as each product in the segment experienced a significant decline in volume with the largest declines in optical fiber and cable and photonic technologies. The segment incurred losses of $1.9 billion in 2002, compared to a net loss of $5.2 billion in 2001. The 2002 loss was primarily due to the significant decrease in sales volume and restructuring and impairment charges. Each product line reported a loss in 2002. The trend between years reflected lower restructuring and impairment charges. Excluding these restructuring and impairment charges, the segment net loss was $592 million compared to a loss of $81 million in 2001. The increase in the loss in 2002 reflected reduced sales volumes and lower prices in each product line offset by cost reductions resulting from restructuring actions.

The following discussion of products in the Telecommunications segment excludes the restructuring and impairment charges and credits to provide clarity on the underlying business trends.

Optical fiber and cable
Sales declined 70%, or $2,030 million compared to 2001. The decrease was primarily due to a sales volume decline of more than 50% for the year as well as double digit price declines. Excluding restructuring and impairment charges, the optical fiber and cable product line incurred a significant loss in 2002, compared to profits in the prior year, primarily due to significantly lower sales volume, declining prices and unfavorable product mix.

As discussed in Restructuring Actions, the optical fiber and cable product line undertook significant restructuring actions in the fourth quarter of 2002. These actions included permanent closure of two international fiber manufacturing plants and the mothballing of the Concord, North Carolina facility. We believe that the Concord facility can be returned to productive capacity within six to nine months of a decision to do so and construction in progress at the Concord facility can be completed efficiently. We believe the Concord and Wilmington plants will provide sufficient capacity for the foreseeable future.

Hardware and equipment
Sales decreased 32%, or $265 million, compared to 2001. The sales decreases were primarily due to the overall lack of spending impacting the entire telecommunications industry. Excluding restructuring charges, the product line incurred a loss driven by lower volumes and pricing pressure in 2002, compared to a near breakeven performance in 2001.

Photonic technologies
Sales declined 80%, or $436 million, compared to 2001, primarily due to lower sales volume as network buildouts in the telecommunications industry declined resulting in much lower demand for photonic products. The business incurred a significant loss for 2002 primarily due to dramatically lower sales volumes. However, the 2002 losses decreased more than 50%, compared to the losses incurred in 2001, which included inventory writedowns of $333 million. The results in 2002 reflected cost reductions resulting from restructuring actions taken in 2001 and 2002.

During the second quarter of 2002, we favorably resolved an open issue from the second quarter of 2001 with a major customer, resulting in the recognition of revenue of $14 million and pre-tax income of $3 million. This revenue was recognized in part on shipment of inventory previously reserved. In addition, we settled an open matter with a significant vendor in 2002 resulting in the reversal of a vendor reserve of $20 million that was recorded as part of the charge in the second quarter of 2001.

Controls and connectors
Sales decreased 47%, or $96 million, compared to 2001, due to the sale of the appliance controls group in May 2002 and reduced capital spending in the telecommunications industry. Due to lower sales volumes, a loss was incurred for the year compared to earnings in 2001.

Outlook:
The global telecommunications market downturn that began in 2001 continued into 2003; however, we believe that conditions have begun to stabilize. We ultimately expect a recovery in 2005, and we believe 2004 will be comparable to 2003. We expect 2004 sales to be flat to down slightly compared to 2003. Although we expect to see volumes in our hardware and equipment and fiber and cable businesses to increase, we will continue to experience pricing pressure, but at a lower level than in 2003. We expect a loss in 2004; however, we believe it will be significantly less than 2003, primarily due to the exit of the photonic technologies product line and lower operating expenses reflecting cost savings from restructuring actions taken in 2003 and 2002.

Technologies

The Technologies segment manufactures specialized products with unique properties for customer applications utilizing glass, glass ceramic and polymer technologies. Its primary products include liquid crystal display glass for flat panel displays, ceramic substrates for automobile and diesel applications, scientific laboratory products, high-purity fused silica and other advanced materials used for the manufacture of integrated circuits and glass panels and funnels for televisions and cathode ray tubes. In April 2003, we announced that we had reached agreement with our partner to shutdown CAV. CAV manufactured conventional video components in North America and ceased operations on June 30, 2003. We remain in this market through our equity investment in Samsung Corning.

The following table provides net sales and other data for the Technologies segment (in millions):

	2003	2002	2001
Net sales:			
Display technologies	**$ 595**	$ 405	$ 323
Environmental technologies	**476**	394	379
Life sciences	**281**	280	267
Conventional video components	**65**	166	252
Other technologies products	**224**	268	347
Total net sales	**$ 1,641**	$ 1,513	$ 1,568
Net income	**$ 112**	$ 119	$ 92

2003 vs. 2002

Sales in the Technologies segment increased 8%, or $128 million, compared to 2002. Increased sales in display technologies and environmental technologies were partially offset by much lower sales in conventional video components that we exited and lower sales in other technologies products. Segment earnings for 2003 were down 6% compared to the prior year. Improved operating performance from display technologies and environmental technologies were partially offset by the shutdown of CAV and decreased earnings in the semiconductor materials product line. Segment net income for 2003 included net restructuring, impairment and accelerated depreciation charges of $134 million primarily for the exit of CAV and the consolidation of our semiconductor manufacturing sites, and a $66 million charge to equity earnings of Samsung Corning resulting from an asset impairment charge compared to net restructuring, impairment and other charges of $150 million in 2002. See Restructuring, Impairment and Other Charges and Credits and Note 5 (Restructuring Actions) to the Consolidated Financial Statements.

The following discussion of products in the Technologies segment excludes the restructuring and impairment charges and credits to provide clarity on the underlying business trends.

Display technologies
Sales increased 47%, or $190 million, compared to 2002. The increase was primarily due to volume gains of approximately 43%, as penetration of liquid crystal display panels in the desktop market increased, and favorable exchange rates. Earnings doubled in 2003 compared to the prior year due to the increase in volume and significant gains in equity earnings from Samsung Corning Precision over the prior year.

In July 2003, we announced an $180 million expansion of our liquid crystal display glass manufacturing facility in Taiwan. The three-phased project is expected to be completed by the end of 2004 with production to begin in the second quarter of 2004. In February 2004, we announced a $600 million expansion of our liquid crystal display glass manufacturing facility in Japan and Taiwan. This expansion will occur over 2004 and 2005.

Environmental technologies
Sales increased 21%, or $82 million, compared to 2002. The increased sales were primarily due to increased U.S. auto production driven by financing incentives, favorable mix of premium products, favorable exchange rates and higher sales for diesel products. Earnings decreased more than 38% compared to the prior year due to a decrease in equity earnings from Cormetech, a U.S. designer and manufacturer of industrial catalysts, and higher development spending for the diesel product line.

Life sciences
Sales were flat in 2003, compared to 2002, primarily due to weak sales in Europe and a general softness in the market. Earnings were flat compared to the prior year, primarily due to improved manufacturing efficiencies and a gain on the disposition of a minor product line that was more than offset by higher development spending.

Conventional video components
Sales decreased 61%, or $101 million, compared to 2002. The sales declines are due to loss of volume, price declines and our decision to exit CAV. As discussed earlier, we ceased operations in the second quarter of 2003. See Restructuring, Impairment and Other Charges and Credits and Note 5 (Restructuring Actions) to the Consolidated Financial Statements. The loss increased compared to the prior year, primarily due to decreased sales volume, continued competitive pricing pressures and equity losses from Samsung Corning. Although Samsung Corning generates cash, we expect that our equity earnings from this venture will be lower than historical levels going forward. Further, it is possible that future equity results may include operating losses or significant restructuring or fixed asset impairment charges recorded by Samsung Corning. Our investment in Samsung Corning was $320 million at December 31, 2003.

Other technologies products
Sales in our other technologies businesses, including semiconductor materials and ophthalmic products, decreased 16%, or $44 million, compared to 2002. The decrease was primarily due to lower sales volume of high-purity fused silica products, as capital spending in the semiconductor equipment industry remained at relatively low levels, and the exit of the lighting product line in September 2002. The losses from other technologies products more than tripled, compared to the prior year. The losses were primarily due to significantly lower sales volume and increased spending in development and engineering for calcium fluoride products. Due to the cyclicality of the semiconductor equipment market, we are consolidating the semiconductor materials manufacturing facilities to attain greater flexibility than we have in our current cost structure. As a result, we recorded impairment and restructuring charges and accelerated depreciation as discussed in Restructuring Actions and Note 5 (Restructuring Actions) to the Consolidated Financial Statements.

2002 vs. 2001

Sales in the Technologies segment during 2002 decreased 4%, or $55 million, compared to 2001, as increased sales in display technologies, environmental technologies and life sciences were offset by much lower sales in the mature conventional video components product line, decreased demand for semiconductor materials and the impact of Corning's exit of its lighting products line in 2002. Segment earnings increased 29%, or $27 million, compared to 2001, as improved operating performance in display technologies and life sciences and stronger equity earnings were partially offset by restructuring and impairment charges and decreased earnings in the semiconductor materials and conventional video components products. The 2002 restructuring costs recorded in this segment consisted entirely of severance and benefits for retired and separated employees in several businesses. The impairment charges related to assets held for use. See Impairment of Long-Lived Assets Other than Goodwill.

The following discussion of products in the Technologies segment excludes the restructuring and impairment charges and credits to provide clarity on the underlying business trends.

Display technologies
Sales increased 25%, or $82 million, compared to 2001. The increase was primarily due to higher sales volume as penetration in the desktop market increased. The prior year's sales were negatively impacted by an inventory correction in the industry in the first quarter of 2001. Volume gains of over 46% for 2002 were partially offset by price declines of 10% on a constant currency basis. Earnings increased over 30% in 2002, compared to 2001, primarily due to volume gains and a more than 30% improvement in equity earnings from Samsung Corning Precision.

Environmental technologies
Sales increased 4%, or $15 million, compared to 2001, primarily due to increased U.S. auto production driven by financing incentives and strong growth in Europe and Japan. Earnings improved 8%, compared to 2001, as a significant increase in equity earnings from Cormetech, a U.S. designer and manufacturer of industrial catalysts, was partially offset by price declines and increased manufacturing and development costs related to new products.

Life sciences
Sales increased 5%, or $13 million, compared to 2001, primarily due to strong growth in most product lines. Earnings more than doubled over 2001, primarily due to cost savings from the discontinuation of our investment in microarray technology products in the third quarter of 2001, as well as improved manufacturing efficiencies and higher sales.

Conventional video components
Sales decreased 34%, or $86 million, compared to 2001. Pricing pressure was strong in this market due to increased competition. A significant portion of CAV's business was concentrated with few customers, two of which merged. The loss increased almost 50% for the year, compared to 2001, primarily due to decreased sales volume and continued competitive pricing pressures. Samsung Corning also experienced pricing pressure resulting in an approximate 10% decline in equity earnings for 2002, compared to the prior year.

Other technologies products
Sales decreased 23%, or $79 million, compared to 2001. The decrease was led by the exit of the lighting product line and lower sales volume of high purity fused silica products as capital spending in the semiconductor equipment industry remained at relatively low levels. Other technologies products incurred a loss for the year compared to break-even results in 2001. The losses were primarily due to significantly lower sales volume and increased spending in development and engineering for calcium fluoride products.

Outlook:
We expect sales in the Technologies segment to increase in 2004, primarily due to continued growth in our display technologies product line and increased sales of diesel products. All products in this segment expect improved revenue in 2004. We also expect profitability in the segment to improve significantly in 2004 due to the strong volume growth in display technologies and increased equity earnings from Samsung Corning Precision.

NON-SEGMENT RESULTS

Our non-segment results include the operations of Steuben, a crystal glass manufacturer, and equity earnings from nonstrategic investments that are not aligned with our two operating segments. In addition, the results of operating segments do not include amortization of goodwill, gain on repurchases and retirement of debt, charges related to the asbestos litigation and restructuring and impairment charges related to the corporate research and development or staff organizations.

LIQUIDITY AND CAPITAL RESOURCES

Financing Structure

In 2003, we completed two equity offerings of our common stock as follows:

- 45 million shares in July for net proceeds of $363 million, and
- 50 million shares in May for net proceeds of $267 million.

We used the net proceeds of the May offering and $356 million of existing cash to reduce debt through a public tender offer conducted in June. We used the net proceeds of the July offering to reduce debt through open market repurchases. See Note 17 (Shareholders' Equity) to the Consolidated Financial Statements.

We repurchased and retired approximately 1.6 million zero coupon convertible debentures in 2003 for approximately $1.1 billion in cash and 6.5 million shares of treasury common stock. See Note 14 (Long-Term Debt and Loans Payable) to the Consolidated Financial Statements for further detail.

As a result of our debt repurchase program, we reduced the balance of zero coupon convertible debentures as follows:

	December 31, 2003	December 31, 2002	December 31, 2001
Zero coupon convertibles	$ 385	$ 1,606	$ 2,059

The remaining zero coupon convertible debentures will likely be put back to us on November 8, 2005, at $819.54 per debenture and on November 8, 2010, at $905.29 per debenture. We have the option of settling this obligation in cash, common stock, or a combination of both. From time to time, we may retire additional debt securities for cash or equity.

Due to our debt ratings, we continue to be precluded from accessing the short-term commercial paper market. The terms that we could receive on any new long-term debt issues would likely be consistent with those generally available to high-yield issuers.

As an additional source of funds, we currently have full unrestricted access to a $2 billion revolving credit facility with 17 banks, expiring on August 17, 2005. As of December 31, 2003, there were no borrowings under the credit facility. The facility includes one financial covenant limiting the ratio of total debt to total capital, as defined, to not greater than 60%. At December 31, 2003 and December 31, 2002, this ratio was 34% and 47%, respectively.

In March 2001, we filed a universal shelf registration statement with the SEC that became effective in the first quarter of 2001. The shelf permits the issuance of up to $5 billion of various debt and equity securities. As of March 1, 2004, our remaining capacity under the shelf registration statement was approximately $2.9 billion.

Subsequent Event

Through March 1, 2004, we repurchased and retired 25 thousand zero coupon convertible debentures for approximately $19 million in cash resulting in a net decrease of $20 million to the zero coupon convertible debenture book value. In addition, we issued 22 million shares of Corning common stock and $24 million in cash in exchange for 3.5% convertible debentures with a book value of $213 million at an effective conversion price of $9.675 per share. As a result of these transactions, we will record a $23 million pre-tax loss on repurchases and retirement of debt during the first quarter of 2004.

Capital Spending

Capital spending totaled $366 million, $357 million and $1.7 billion in 2003, 2002 and 2001, respectively. Our 2004 capital spending program is expected to be in the range of $600 million to $650 million, of which $425 million to $475 million will be to expand the capacity for liquid crystal display glass. Capital spending activity in 2002 and 2003 primarily included expansion of liquid crystal display capacity and new capacity for diesel substrates. Capital spending in 2001 related primarily to the Telecommunications segment.

Restructuring

During 2003, 2002 and 2001, we made payments of $233 million, $278 million and $77 million, respectively, related to employee severance and other exit costs resulting from restructuring actions. Cash payments for employee-related costs and other exit costs will be substantially completed by the end of 2004, while payments for exit activities will be substantially completed by the end of 2005.

Key Balance Sheet Data

At December 31, 2003, cash, cash equivalents and short-term investments totaled $1.3 billion, compared with $2.1 billion at December 31, 2002. The decrease from December 31, 2002, was primarily due to long-term debt repayments, restructuring payments, capital expenditures and the use for working capital. These items were partially offset by the proceeds from the May and July equity offerings and the receipt of a U.S. federal tax refund of $191 million.

Balance sheet and working capital measures are provided in the following table (dollars in millions):

	As of December 31,	
	2003	2002
Working capital	**$1,141**	$2,145
Working capital, excluding cash and short-term investments	**$ (125)**	$ 55
Current ratio	**1.7:1**	2.3:1
Trade accounts receivable, net of allowances	**$ 525**	$ 470
Days sales outstanding	**58**	56
Inventories	**$ 467**	$ 559
Inventory turns	**4.8**	4.4
Days payable outstanding	**52**	46
Long-term debt	**$2,668**	$3,963
Total debt to total capital	**34%**	47%

Credit Ratings

As of March 1, 2004, our credit ratings were as follows:

RATING AGENCY Last Update	Rating Long-Term Debt	Rating Commercial Paper	Outlook Last Update
Standard & Poor's July 29, 2002	BB+	B	Stable January 16, 2004
Moody's July 29, 2002	Ba2	Not Prime	Stable November 19, 2003
Fitch July 24, 2002	BB	B	Stable July 24, 2003

Our 2003 earnings were not adequate to cover our fixed charges (principally interest and related charges on debt), primarily as a result of the asbestos settlement charge, losses incurred in the Telecommunications segment and restructuring and impairment charges. We expect our full year 2004 earnings will be sufficient to cover our fixed charges.

Management Assessment of Liquidity

Our major source of funding for 2004 and beyond will be our existing balance of cash, cash equivalents and short-term investments. From time to time we may also issue debt or equity securities to raise additional cash to fund a portion of our capital expenditures related to our growth businesses. We believe we have sufficient liquidity for the next several years to fund operations, restructuring, the asbestos settlement, research and development, capital expenditures and scheduled debt repayments. We may accelerate some or all of the funding of the cash payments to the asbestos settlement trust, as needed, to maximize the tax benefits we can realize in connection with the related settlement charges.

Off Balance Sheet Arrangements

We have two variable interest entities ("VIEs") that are not consolidated as we are not the primarily beneficiary. The assets and debt of these entities total $12 million. Our maximum loss exposure as a result of our involvement with these VIEs is approximately $18 million. This amount represents payments that would be due to the lessor in the event of a total loss of the assets. We carry insurance coverage for this risk.

Contractual Obligations

		Amount of commitment and contingency expiration per period				
(In millions)	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	5 years and thereafter
Performance bonds and guarantees	$ 170	$ 31	$ 2	$ 1		$ 136
Contingent purchase price for acquisitions	36	36				
Dow Corning credit facility	150					150
Stand-by letters of credit	16	6				10
Loan guarantees	25		4			21
Purchase obligations (1)	48	15	14	11	$ 8	
Capital expenditure obligations (2)	59	59				
Total debt (3)	2,827	146	590	46	113	1,932
Minimum rental commitments	300	44	33	29	39	155
Total other commercial commitments and contingencies	**$3,631**	**$337**	**$643**	**$ 87**	**$160**	**$2,404**

(1) Balance primarily represents obligations associated with a take or pay contract related to our hardware and equipment operations.
(2) Capital expenditure obligations primarily related to our display technologies product line expansions, which are included on our balance sheet.
(3) At December 31, 2003, $2,814 million of the $2,827 million was included on our balance sheet. Amounts above are stated at their maturity value.

We have provided other financial guarantees and have contingent liabilities in the form of purchase price adjustments for acquisitions, stand-by letters of credit and performance bonds, some of which do not have fixed or scheduled expiration dates. We have agreed to provide a credit facility related to Dow Corning as discussed in Note 10 (Investments) to the Consolidated Financial Statements. The funding of the Dow Corning credit facility is subject to events connected to the Bankruptcy Plan. We believe the significant majority of these guarantees and contingent liabilities will expire without being funded.

In January 2003, the SEC released FR-67, "Disclosure in Management's Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations". In response to this guidance, we have assessed our off-balance sheet and contractual obligations and have determined that in addition to previously disclosed items, purchase obligations would be added. Given the nature of purchase obligations, we limited our assessment to individual items outstanding at December 31, 2003 greater than $1 million.

Pensions

We have a number of defined benefit pension plans covering certain domestic and international employees. Our largest single pension plan is Corning's U.S. qualified plan. At December 31, 2003, this plan accounted for 82% of our consolidated defined benefit pension plans' projected benefit obligation and 89% of the related plans' assets. In 2002, global capital market developments resulted in negative returns on plan assets and a decline in the discount rate used to estimate the related pension liability. In 2003, although global equities had positive returns, interest rates continued to decline. As a result, at December 31, 2003 and 2002, the accumulated benefit obligation (ABO) for our domestic qualified and non-qualified plans and several international plans exceeded the fair value of related plan assets, which required Corning to record an additional minimum pension liability in accordance with SFAS No. 87, "Employers' Accounting for Pensions."

Balances of these non-cash adjustments follow (in millions):

	December 31,	
	2003	2002
Minimum pension liability	**$ 311**	$ 348
Intangible assets	**52**	68
Other accumulated comprehensive loss, pre-tax	**259**	280
Other accumulated comprehensive loss, after-tax	**159**	173

We have traditionally contributed to the U.S. qualified pension plan on an annual basis in excess of the IRS minimum requirements, and as a result, mandatory contributions are not expected to be required for this plan at least until 2006. We contributed $160 million in 2003 to our U.S. pension plan. For 2004, we anticipate making voluntary contributions of at least $40 million to this plan.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements requires us to make estimates and assumptions that affect amounts reported therein. The estimates that required us to make difficult, subjective or complex judgments follow.

Impairment of goodwill

SFAS No. 142, "Goodwill and Other Intangible Assets," requires us to make certain difficult, subjective and complex judgments on a number of matters, including assumptions and estimates used to determine the fair value of our reporting units and the definition of our reporting units.

We measure fair value on the basis of discounted expected future cash flows. Our estimates are based upon our historical experience, our current knowledge from our commercial relationships, and available external information about future trends.

The criteria for establishing a reporting unit is dependent upon how a company determines its operating segments under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Specifically, SFAS No. 142 permits a company to define a reporting unit as either an operating segment, a component of an operating segment or an aggregation of two or more components of an operating segment. The reporting unit for the Telecommunications segment goodwill is the Telecommunications operating segment. The reporting units for the Technologies segment are components of the Technologies segment. At December 31, 2003, the Telecommunications and Technologies operating segment goodwill balances were $1.6 billion and $159 million, respectively.

During 2002, we completed our annual goodwill impairment test, determined the Telecommunications goodwill balance was impaired, and recorded a related impairment charge of $400 million. Our 2002 testing results also determined that the Technologies segment goodwill was not impaired. In the fourth quarter of 2003, we completed our annual goodwill impairment tests and determined that the goodwill balances were not impaired. As discussed in more detail below, while we believe the estimates and judgments about future cash flows used in the goodwill impairment tests are reasonable, we cannot provide assurance that future impairment charges will not be required if the expected cash flow estimates as projected by management do not occur.

We are currently in discussion with the staff of the SEC on the determination of our operating segments. We believe that our determination of our operating segments under SFAS No. 131 is appropriate. However, it is possible that the outcome of this discussion could be a revision of how we define and disclose our operating segments. It is also possible that a change in how we define our Telecommunications operating segment could impact our goodwill impairment tests under SFAS No. 142. Specifically, we could be required to record a net additional goodwill impairment charge of up to $600 million (pre tax) in 2002. Although this potential charge would increase our 2002 net loss, it would not impact our 2002 operating cash flows because goodwill impairments are noncash charges. Our debt to capital ratio ranged from 44% to 50% throughout 2002. This potential charge would have increased our debt to capital ratio to no higher than 51%, which would still be below the 60% financial covenant limit relating to our $2.0 billion revolving credit facility. The potential 2002 goodwill impairment charge would have no impact on operating results or operating cash flows for the year ended December 31, 2003.

Telecommunications

Our expectation is that there will be minimal volume growth in the short term; volume growth is assumed to accelerate beginning in 2005 commensurate with overall market recovery. Terminal value of the business assumes a growth in perpetuity of 3%. These cash flows are also used to value intangible and tangible assets which determine the implied value of reporting unit goodwill. The discount rate applied to these cash flows represents a telecommunications weighted average cost of capital based upon current debt and equity activity of eleven public companies representing a cross section of worldwide competitors of the reporting unit. For our 2002 annual test, we used a discount rate of 12% in our calculation of fair value of the expected future cash flows. An impairment charge of $400 million was recorded in 2002. Had we used a discount rate of 11.5%, the fair value of the reporting unit would have exceeded its carrying value, and there would not have been impairment. Had we used a discount rate of 12.5%, the pre-tax impairment charge would have been approximately $225 million higher. In 2003, we also used a 12% discount rate for our annual impairment test. The results of our test indicated that goodwill was not impaired. The results would not have changed had we used a discount rate of 11.5% or 12.5%.

Technologies

Due to market conditions, we determined that a detailed impairment test of the specialty materials reporting unit was required in the fourth quarter of 2003. While there was a significant decrease in sales in 2003 in this reporting unit due to the cyclicality of the semiconductor industry, we expect increased volume growth beginning in 2004. Our discounted cash flow test for this reporting unit assumes a perpetuity growth rate of 3%. The discount rate applied to the forecasted cash flows represents weighted average cost of capital based upon current debt and equity activity of eight public companies representing a cross section of worldwide competitors of the reporting unit. We used a discount rate of 12% in our calculation of fair value of the expected future cash flows. The results of our test indicated that goodwill was not impaired. The results would not have changed had we used a discount rate of 11.5% or 12.5%.

Impairment of assets held for use

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," requires us to assess the recoverability of the carrying value of long-lived assets when an event of impairment has occurred. We must exercise judgment in assessing whether an event of impairment has occurred. For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets is grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. We must exercise judgment in assessing the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. We concluded events of impairment had occurred in our semiconductor materials product line, which is part of the specialty materials business, in the fourth quarter of 2003, and performed an impairment test. The results of our test indicated that our long-lived assets held for use were not impaired.

In 2002, we recorded pre-tax charges totaling $409 million primarily related to the photonics and conventional television product lines. In each circumstance, behavior of external parties, including customers and competitors, were considered in the determination of whether an impairment was required. We also exercised judgment in the determination of expected future cash flows against which to compare the carrying value of the asset group being evaluated. For the impairment in 2002, we exercised judgment in determining the fair value of the assets from which the impairment charge was measured. For our photonic technologies products, we based the fair value of our long-lived assets on the actual results of recent asset auctions of similar equipment. For the assets related to our conventional television product line, we exercised judgment about alternative volume and sales price scenarios, computed discounted cash flows, and assigned our best estimate of probability to each alternative. We reduced the useful lives of the fixed assets of CAV as a result of this assessment.

Restructuring charges and impairments resulting from restructuring actions

During 2003 and 2002, we recorded write-downs of property, plant and equipment as a result of decisions to exit facilities, primarily in the Telecommunications segment. Assets impaired were primarily equipment, construction in progress and buildings, which were sold or abandoned. We used information available from recent auctions of telecommunications equipment to estimate salvage value when measuring impairment. The estimated salvage values were very low, primarily due to the depressed market for telecommunications related equipment. The salvage values of property impaired were also estimated to be minimal as certain facilities will be abandoned and not sold. We have had significant reversals in 2003, and it is possible that actual results will differ from assumptions and require adjustments to reserves.

Valuation allowances for deferred income taxes

SFAS No. 109, "Accounting for Income Taxes," requires us to exercise judgment about our future results in assessing the realizability of our deferred tax assets. At December 31, 2003, Corning had gross deferred tax assets of $2.1 billion. We determined that the likelihood of realization of certain deferred tax assets is less than 50% and recorded valuation allowances of $469 million. If future taxable income differs from our estimate, adjustments to these allowances will be required and will impact future net income. See Income Taxes and Note 9 (Income Taxes) to the Consolidated Financial Statements for further detail.

Probability of litigation outcomes

SFAS No. 5, "Accounting for Contingencies," requires us to make judgments about future events that are inherently uncertain. In making determinations of likely outcomes of litigation matters, we consider the evaluation of outside counsel knowledgeable about each matter, as well as known outcomes in case law. See Legal Proceedings for a detailed discussion of the key litigation matters we face. The most significant matter involving judgment is the PCC asbestos liability. There are a number of factors bearing upon our potential liability, including the inherent complexity of a Chapter 11 filing, our history of success in defending ourself against asbestos claims, our assessment of the strength of our corporate veil defenses, our continuing dialogue with our insurance carriers and the claimants' representatives, and other factors. We have reached a tentative settlement on PCC as disclosed in Legal Proceedings and Note 10 (Investments) to the Consolidated Financial Statements. The settlement is subject to a number of contingencies, including a favorable vote by 75% of the asbestos claimants voting on the PCC Plan, and approval by the bankruptcy court.

Pension assumptions

In 2002, we made a change in assumption that impacted pension expense in future periods. Specifically, we lowered our expected long-term rate of return on pension assets from 9% to 8.5%. We did not alter the nature of the pension trust investments. Asset performance in 2002 had been below the 9% assumption. As such, we lowered our long-term rate of return assumption. In 2003, this increased our pension expense as measured in accordance with SFAS No. 87, "Employers' Accounting for Pension," compared to amounts recorded in 2002. The increase was approximately $8 million in 2003. In 2003, our actual return on plan assets approximated 20%; however, we will continue to hold our expected long-term rate of return at 8.5%.

ENVIRONMENT

We have been named by the Environmental Protection Agency under the Superfund Act, or by state governments under similar state laws, as a potentially responsible party for twelve active hazardous waste sites. Under the Superfund Act, all parties who may have contributed any waste to a hazardous waste site, identified by such Agency, are jointly and severally liable for the cost of cleanup unless the Agency agrees otherwise. It is our policy to accrue for its estimated liability related to Superfund sites and other environmental liabilities related to property owned and operated by us based on expert analysis and continual monitoring by both internal and external consultants. We have accrued approximately $21 million for our estimated liability for environmental cleanup and related litigation at December 31, 2003. Based upon the information developed to date, we believe that the accrued amount is a reasonable estimate of our liability and that the risk of an additional loss in an amount materially higher than that accrued is remote.

NEW ACCOUNTING STANDARDS

In December 2003, the Financial Accounting Standards Board ("FASB") issued a revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The revised standard requires incremental pension and other postretirement benefit plan disclosures to financial statements and is designed to improve disclosure transparency. The adoption of this accounting standard did not have any effect on our results of operations or financial position.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51," ("FIN 46") which requires all VIEs to be consolidated by the primary beneficiary. The primary beneficiary is the entity that holds the majority of the beneficial interests in the VIE. In addition, the interpretation expands disclosure requirements for both VIEs that are consolidated as well as VIEs from which the entity is the holder of a significant, but not the majority amount of the beneficial interests. We have leased equipment from three VIEs for which the sole purpose is the leasing of equipment to us. We assessed the impact of this interpretation and determined that we are the primary beneficiary of one of these existing VIEs, and therefore, began to consolidate this entity beginning on July 1, 2003. At December 31, 2003, the assets and debt of this entity were $31 million and $34 million, respectively. We also evaluated the impact of this interpretation on the two other entities and determined that we are not the primary beneficiary for either entity. The assets and debt of these entities total $12 million. The adoption of this interpretation did not have a material effect on our results of operations or financial position.

In addition, we adopted the following new standards in 2003, which did not have a material impact on our consolidated financial position or results of operations:

- SFAS No. 143, "Accounting for Asset Retirement Obligations,"
- SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities,"
- FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"),
- SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities," and
- SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity."

FORWARD-LOOKING STATEMENTS

The statements in this Annual Report, in reports subsequently filed by Corning with the SEC on Forms 10-Q and 8-K, and related comments by management which are not historical facts or information and contain words such as "believes," "expects," "anticipates," "estimates," "forecasts," and similar expressions are forward-looking statements. These forward-looking statements involve risks and uncertainties that may cause the actual outcome to be materially different. Such risks and uncertainties include, but are not limited to:

- global economic and political conditions;
- tariffs, import duties and currency fluctuations;
- product demand and industry capacity;
- competitive products and pricing;
- sufficiency of manufacturing capacity and efficiencies;
- cost reductions;
- availability and costs of critical components and materials;
- new product development and commercialization;
- order activity and demand from major customers;
- fluctuations in capital spending by customers in the liquid crystal display industry and other business segments;
- changes in the mix of sales between premium and non-premium products;
- possible disruption in commercial activities due to terrorist activity, armed conflict, political instability or major health concerns;
- facility expansions and new plant start-up costs;
- effect of regulatory and legal developments;
- capital resource and cash flow activities;
- ability to pace capital spending to anticipated levels of customer demand, which may fluctuate;
- equity company activities;
- interest costs;
- credit rating and ability to obtain financing and capital on commercially reasonable terms;
- adequacy and availability of insurance;
- financial risk management;
- acquisition and divestiture activities;
- rate of technology change;
- level of excess or obsolete inventory;
- ability to enforce patents;
- adverse litigation;
- product and components performance issues; and
- stock price fluctuations.

Quantitative and Qualitative Disclosures About Market Risks

We operate and conduct business in many foreign countries and as a result are exposed to movements in foreign currency exchange rates. Our exposure to exchange rate effects includes:

- exchange rate movements on financial instruments and transactions denominated in foreign currencies which impact earnings, and
- exchange rate movements upon conversion of net assets in foreign subsidiaries for which the functional currency is not the U.S. dollar, which impact our net equity.

Our most significant foreign currency exposures relate to Japan, Korea, Taiwan and western European countries. We selectively enter into foreign exchange forward and option contracts with durations generally 15 months or less to hedge our exposure to exchange rate risk on foreign source income and purchases. The hedges are scheduled to mature coincident with the timing of the underlying foreign currency commitments and transactions. The objective of these contracts is to neutralize the impact of exchange rate movements on our operating results. We also enter into foreign exchange forward contracts when situations arise where our foreign subsidiaries or Corning enter into lending situations, generally on an intercompany basis, denominated in currencies other than their local currency. We do not hold or issue derivative financial instruments for trading purposes.

Equity in earnings of associated companies has historically contributed a significant amount of our income from continuing operations. Equity in earnings of associated companies, net of impairments was $209 million in 2003 with foreign-based affiliates comprising over 50% of this amount. Samsung Corning and Samsung Corning Precision totaled $105 million in equity earnings for 2003. Exchange rate fluctuations and actions taken by management of these entities to reduce this risk can affect the earnings of these companies.

We use a sensitivity analysis to assess the market risk associated with our foreign currency exchange risk. Market risk is defined as the potential change in fair value of assets and liabilities resulting from an adverse movement in foreign currency exchange rates. At December 31, 2003, we had open forward contracts, open option contracts, foreign denominated debt with values exposed to exchange rate movements, all of which were designated as hedges at December 31, 2003. A 10% adverse movement in quoted foreign currency exchange rates could result in a loss in fair value of these instruments of $116 million.

The nature of our foreign exchange rate risk exposures has not changed materially from December 31, 2002.

Interest Rate Risk Management

In March and April of 2002, we entered into three interest rate swaps that are fair value hedges and economically exchanged a notional amount of $275 million of fixed rate long-term debt to floating rate debt. Under the terms of the swap agreements, we pay the counterparty a floating rate that is indexed to the six-month LIBOR rate and receive the fixed rates of 8.3% to 8.875%, which are the stated interest rates on the long-term debt instruments. As a result of these transactions, Corning was exposed to the impact of interest rate changes. The interest rate on these instruments is reset every six months, and they expire in 14 to 23 years.

In September 2003, we terminated two of the interest rate swap agreements described above with a notional amount of $150 million. The termination of these swaps resulted in a $15 million gain which we will amortize to earnings as a reduction of interest expense over the remaining life of the debt. The cash proceeds from the termination of the swap agreement totaled $17 million and is included in the financing section of our consolidated cash flow statement. As of December 31, 2003, we have one remaining swap agreement in effect with a notional amount of $125 million.

It is our policy to conservatively manage our exposure to changes in interest rates. Our policy sets a maximum cap that total variable rate debt will not exceed 35% of the total debt portfolio at anytime. At December 31, 2003, our consolidated debt portfolio contained approximately 6% of variable rate instruments.

Executive Officers

James R. Houghton *Chairman and Chief Executive Officer*
Mr. Houghton joined Corning in 1962. He was elected a vice president of Corning and general manager of the Consumer Products Division in 1968, vice chairman in 1971, chairman of the executive committee and chief strategic officer in 1980 and chairman and chief executive officer in April 1983, retiring in April 1996. Mr. Houghton was the non-executive Chairman of the Board of Corning from June 2001 to April 2002. Mr. Houghton came out of retirement in April 2002 when he was elected to his current position. Mr. Houghton is a director of Metropolitan Life Insurance Company and Exxon Mobil Corporation. He is a trustee of the Metropolitan Museum of Art, the Pierpont Morgan Library and the Corning Museum of Glass and a member of the Harvard Corporation. Mr. Houghton has been a member of Corning's Board of Directors since 1969. Age 68.

James B. Flaws *Vice Chairman and Chief Financial Officer*
Mr. Flaws joined Corning in 1973 and served in a variety of controller and business management positions. Mr. Flaws was elected assistant treasurer of Corning in 1993, vice president and controller in 1997 and vice president of finance and treasurer in May 1997, senior vice president and chief financial officer in December 1997, executive vice president and chief financial officer in 1999 and to his current position in 2002. Mr. Flaws is a director of Dow Corning Corporation. Mr. Flaws has been a member of Corning's Board of Directors since 2000. Age 55.

Wendell P. Weeks *President and Chief Operating Officer*
Mr. Weeks joined Corning in 1983 and has served in various accounting, business development, and business manager positions. He was named a vice president and deputy general manager of the Opto-Electronics Components Business in 1995, vice president and general manager of Telecommunications Products in 1996, senior vice president in 1997, senior vice president of Opto-Electronics in 1998, executive vice president of Optical Communications in 1999, president of Corning Optical Technologies in 2001 and to his current position in 2002. Mr. Weeks is a director of Merck & Co., Inc. Mr. Weeks has been a member of Corning's Board of Directors since 2000. Age 44.

Peter F. Volanakis *President, Corning Technologies*
Mr. Volanakis joined Corning in 1982 and subsequently held various marketing, development and commercial positions in several divisions. He was named managing director Corning GmbH in 1992, executive vice president of CCS Holding, Inc., formerly known as Siecor Corporation, in 1995, senior vice president of Advanced Display Products in 1997, executive vice president of Display Technologies and Life Sciences in 1999 and to his current position in 2001. Mr. Volanakis is a director of Dow Corning Corporation, Samsung Corning Co., Ltd., and Samsung Corning Precision Glass Co., Ltd. Mr. Volanakis has been a member of Corning's Board of Directors since 2000. Age 48.

Kirk P. Gregg *Executive Vice President and Chief Administrative Officer*
Mr. Gregg joined Corning in 1993 as director of Executive Compensation. He was named vice president of Executive Resources and Employee Benefits in 1994, senior vice president, administration in December 1997 and to his current position in 2002. Prior to joining Corning, Mr. Gregg was with General Dynamics Corporation as corporate director, Key Management Programs, and was responsible for executive compensation and benefits, executive development and recruiting. Age 44.

Joseph A. Miller *Executive Vice President and Chief Technology Officer*
Dr. Miller joined Corning in 2001 as senior vice president and chief technology officer. He was appointed to his current position in 2002. Prior to joining Corning, Dr. Miller was with E.I. DuPont de Nemours, Inc., where he served as chief technology officer and senior vice president for research and development since 1994. Mr. Miller is a director of Avanex Corporation, Wilson Greatbatch Technologies and Dow Corning Corporation. He began his career with DuPont in 1966. Age 62.

Katherine A. Asbeck *Senior Vice President and Controller*
Ms. Asbeck joined Corning in 1991 as director of accounting. She was appointed assistant controller in 1993, designated chief accounting officer in 1994, elected vice president and controller in 1997 and to her current position in 2001. Age 47.

William D. Eggers *Senior Vice President and General Counsel*
Mr. Eggers joined Corning in 1997 as vice president and deputy general counsel. He was elected senior vice president and general counsel in February 1998. Mr. Eggers was a Partner with the Rochester firm of Nixon, Hargrave, Devans & Doyle, LLP, before joining Corning. Mr. Eggers is a director of Chemung Financial Corp. Age 59.

Mark S. Rogus *Senior Vice President and Treasurer*
Mr. Rogus joined Corning in 1996 as manager of corporate finance. He was appointed assistant treasurer in 1999, Vice President and Treasurer in 2000 and to his current position in 2004. Prior to joining Corning, Mr. Rogus held various business development positions at Wachovia Bank. Age 44.

Pamela C. Schneider *Senior Vice President and Operations Chief of Staff*
Ms. Schneider joined Corning in 1986 as senior financial analyst in the Controllers Division. In 1988 she became manager of internal audit. In 1990 she was named controller and in 1991 chief financial officer of Corning Asahi Video Products Company. In January 1993, she was appointed vice president and chief financial officer and in 1995 vice president for Corning Consumer Products Company. In 1997, she was named vice president and in 1999 senior vice president, Human Resources and Diversity Officer for Corning. Ms. Schneider was appointed to her present position in April 2002. Age 49.

Larry Aiello Jr. *President and Chief Executive Officer - Corning Cable Systems*
Mr. Aiello joined Corning in 1973 and served in several positions in manufacturing from 1975 to 1981. He was named manager-Domestic Accounting in 1981, controller-Telecommunications Products Division in 1984, director-Control and Analysis in 1987 and assistant controller and director in 1989. He was named division vice president and director-Business Development and Planning, Opto-Electronics Group in 1990, general manager-Component Products Group in 1992, vice president and controller, Corning Incorporated in 1993, senior vice president-International and President-Corning International Corporation in 1997, senior vice president and chief of staff-Corning Optical Communications in 2000 and to his current position in 2002. Age 54.

Robert B. Brown *Senior Vice President and General Manager*
Mr. Brown joined Corning in 1972 and served in a variety of manufacturing and engineering positions. He was appointed division vice president-manufacturing and engineering, Telecommunications Products Division in 1995, vice president manufacturing and engineering, Opto-Electronics in 1999, president-Corning Lasertron in February 2000, vice president and general manager-Amplification Products in December 2000, Vice President and General Manager – Optical Fiber in April 2002 and to his current position in 2003. Age 53.

Robert L. Ecklin *Executive Vice President, Environmental Technologies and Strategic Growth*
Mr. Ecklin joined Corning in 1961 and served in a variety of U.S. and international manufacturing and engineering managerial positions. He was named vice president of Corning Engineering in 1982, president of Corning Engineering in 1983, vice president of Business Development in 1986, general manager of the Industrial Products Division in 1989 and senior vice president of the Industrial Products Division in 1990. He was appointed executive vice president of the Environmental Products Division in 1999, executive vice president, Optical Communications in 2001 and to his current position in 2002. Mr. Ecklin is a director of Macdermid Incorporated. Age 65.

Donald B. McNaughton *Senior Vice President - Display*
Mr. McNaughton joined Corning in 1989 and served in a variety of managerial positions. He was named general manager, Display Technologies and president, Display Technologies in Asia in 2000, Vice President, Display in 2002 and to his current position in 2003. Age 44.

Gerald J. Fine *Senior Vice President*
Dr. Fine joined Corning in 1985 as a research scientist in a variety of research and managerial positions. He was named deputy general manager-Advanced Display Products in 1995, vice president and general manager-Photonic Technologies Division in 1997, Senior Vice President and General Manager Photonic Technologies in 2002 and to his current position in 2003. He is currently on a sabbatical leave. Age 46.

**STATEMENT OF MANAGEMENT RESPONSIBILITY
FOR FINANCIAL STATEMENTS**

The management of Corning Incorporated is responsible for the preparation, presentation and integrity of the consolidated financial statements and other information included in this annual report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include certain amounts based on management's best estimates and judgments.

In meeting its responsibility for the reliability of these consolidated financial statements, Corning maintains comprehensive systems of internal accounting control. These systems are designed to provide reasonable assurance at reasonable cost that corporate assets are protected against loss or unauthorized use and that transactions and events are properly recorded. Such systems are reinforced by written policies, selection and training of competent financial personnel, appropriate division of responsibilities and a program of internal audits.

The consolidated financial statements have been audited by our independent auditors, PricewaterhouseCoopers LLP. Their responsibility is to express an independent, professional opinion with respect to the consolidated financial statements on the basis of an audit conducted in accordance with auditing standards generally accepted in the United States of America.

The Audit Committee of the Board of Directors is responsible for reviewing and monitoring Corning's financial reporting and accounting practices and the annual appointment of the independent auditors. The Committee, comprised of independent directors, meets periodically with management, the internal auditors and the independent auditors to review and assess the activities of each. Both the independent auditors and the internal auditors meet with the Committee, without management present, to review the results of their audits and their assessment of the adequacy of the systems of internal accounting control and the quality of financial reporting.



James R. Houghton
Chairman and Chief Executive Officer



James B. Flaws
Vice Chairman and Chief Financial Officer



Katherine A. Asbeck
Senior Vice President and Controller

REPORT OF INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP

To the Board of Directors and Shareholders of Corning Incorporated

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and changes in shareholders' equity present fairly, in all material respects, the financial position of Corning Incorporated and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule appearing on page 95 of this Annual Report presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1, 2 and 4 of the consolidated financial statements, as of January 1, 2002, the Company ceased amortization of goodwill and changed its method of accounting for discontinued operations to conform with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", respectively.

PricewaterhouseCoopers LLP

New York, New York
January 22, 2004, except for Note 22, as to which the date is March 1, 2004

(In millions, except per share amounts)	For the years ended December 31, 2003	2002	2001
Net sales	**$ 3,090**	$ 3,164	$ 6,047
Cost of sales (Note 3)	**2,241**	2,562	4,227
Gross margin	**849**	602	1,820
Operating expenses:			
Selling, general and administrative expenses	**599**	716	1,090
Research, development and engineering expenses	**344**	483	622
Amortization of purchased intangibles (Note 12)	**37**	43	76
Amortization of goodwill (Note 1)			363
Restructuring, impairment and other charges and credits (Notes 4, 5 and 6)	**111**	2,080	5,717
Asbestos settlement (Note 10)	**413**		
Operating loss	**(655)**	(2,720)	(6,048)
Interest income	**32**	41	68
Interest expense (Note 14)	**(154)**	(179)	(153)
Gain on repurchases and retirement of debt, net (Note 14)	**19**	176	
Other expense, net	**(1)**	(38)	(28)
Loss from continuing operations before income taxes	**(759)**	(2,720)	(6,161)
Benefit for income taxes (Note 9)	**(254)**	(726)	(468)
Loss from continuing operations before minority interests and equity earnings	**(505)**	(1,994)	(5,693)
Minority interests	**73**	98	13
Equity in earnings of associated companies, net of impairments (Note 10)	**209**	116	148
Loss from continuing operations	**(223)**	(1,780)	(5,532)
Income from discontinued operations, net of income taxes (Note 2)		478	34
Net loss	**(223)**	(1,302)	(5,498)
Dividend requirements of preferred stock (Note 17)		(128)	(1)
Loss attributable to common shareholders	**$ (223)**	$ (1,430)	$ (5,499)
Basic and diluted (loss) earnings per common share from (Note 18):			
Continuing operations	**$ (0.18)**	$ (1.85)	$ (5.93)
Discontinued operations (Note 2)		0.46	0.04
Basic and diluted loss per common share	**$ (0.18)**	$ (1.39)	$ (5.89)

The accompanying notes are an integral part of these statements.

(In millions, except share and per share amounts)	December 31, 2003	2002
Assets		
Current assets:		
Cash and cash equivalents (Note 1)	**$ 833**	$ 1,426
Short-term investments, at fair value (Note 7)	**433**	664
Total cash, cash equivalents and short-term investments	**1,266**	2,090
Trade accounts receivable, net of doubtful accounts and allowances - $38 and $59	**525**	470
Inventories (Note 8)	**467**	559
Deferred income taxes (Note 9)	**242**	296
Other accounts receivable	**117**	358
Prepaid expenses and other current assets	**77**	52
Total current assets	**2,694**	3,825
Restricted cash and investments (Note 1)	**66**	82
Investments (Note 10)	**1,045**	769
Property, net (Note 11)	**3,620**	3,705
Goodwill (Note 12)	**1,735**	1,715
Other intangible assets, net (Note 12)	**166**	213
Deferred income taxes (Note 9)	**1,225**	887
Other assets	**201**	210
Total Assets	**$ 10,752**	$ 11,406
Liabilities and Shareholders' Equity		
Current liabilities:		
Loans payable (Note 14)	**$ 146**	$ 204
Accounts payable	**333**	339
Other accrued liabilities (Note 13)	**1,074**	1,137
Total current liabilities	**1,553**	1,680
Long-term debt (Note 14)	**2,668**	3,963
Postretirement benefits other than pensions (Note 15)	**619**	617
Other liabilities (Notes 10, 13, 15)	**412**	396
Commitments and contingencies (Note 16)		
Minority interests	**36**	59
Shareholders' equity (Note 17):		
Preferred stock – Par value $100.00 per share;		
Shares authorized: 10 million		
Series C mandatory convertible preferred stock – Shares issued: 5.75 million; Shares outstanding: 854 thousand and 1.55 million	**85**	155
Common stock – Par value $0.50 per share; Shares authorized: 3.8 billion; Shares issued: 1,401 million and 1,267 million	**701**	634
Additional paid-in capital	**10,298**	9,695
Accumulated deficit	**(5,144)**	(4,921)
Treasury stock, at cost; Shares held: 58 million and 70 million	**(574)**	(702)
Accumulated other comprehensive income (loss)	**98**	(170)
Total shareholders' equity	**5,464**	4,691
Total Liabilities and Shareholders' Equity	**$ 10,752**	$ 11,406

The accompanying notes are an integral part of these statements.

(In millions)	For the years ended December 31, 2003	2002	2001
Cash Flows from Operating Activities:			
Loss from continuing operations	**$ (223)**	$ (1,780)	$ (5,532)
Adjustments to reconcile loss from continuing operations to net cash provided by (used in) operating activities:			
Amortization of purchased intangibles	**37**	43	76
Amortization of goodwill			363
Depreciation	**480**	618	621
Asbestos settlement	**413**		
Restructuring, impairment and other charges and credits	**111**	2,080	5,717
Gain on repurchases of debt, net of inducements	**(19)**	(176)	
Inventory write-down			333
Stock compensation charges	**1**	3	130
Undistributed earnings of associated companies	**(97)**	(33)	(75)
Minority interests, net of dividends paid	**(77)**	(98)	(22)
Deferred income tax benefit	**(263)**	(432)	(528)
Interest expense on convertible debentures	**18**	38	41
Tax benefit on stock options	**2**		27
Restructuring payments	**(233)**	(278)	(77)
Increases in restricted cash	**(3)**	(53)	
Income tax refund	**191**		
Employee benefits payments in excess of expense	**(142)**	(55)	(23)
Changes in certain working capital items (Note 1)	**(62)**	(233)	240
Other, net	**(1)**	32	91
Net cash provided by (used in) operating activities	**133**	(324)	1,382
Cash Flows from Investing Activities:			
Capital expenditures	**(366)**	(357)	(1,741)
Acquisitions of businesses, net of cash acquired	**(6)**	(56)	(66)
Proceeds from sale of precision lens business	**9**	787	
Net proceeds from sale or disposal of assets	**46**	92	67
Increase in long-term investments and other long-term assets	**(10)**	(31)	(113)
Short-term investments - acquisitions	**(1,584)**	(2,222)	(1,320)
Short-term investments - liquidations	**1,814**	2,742	853
Restricted investments - acquisitions		(117)	
Restricted investments - liquidations	**19**	88	
Other, net		(2)	4
Net cash (used in) provided by investing activities	**(78)**	924	(2,316)
Cash Flows from Financing Activities:			
Net (repayments of) proceeds from loans payable	**(162)**	(490)	181
Proceeds from issuance of long-term debt		11	735
Repayments of long-term debt	**(1,193)**	(325)	(104)
Proceeds from issuance of Series C preferred stock, net		557	
Proceeds from issuance of common stock, net	**667**	52	247
Repurchases of common stock for treasury		(23)	
Cash dividends paid to preferred and common shareholders	**(19)**	(88)	(113)
Other, net	**(1)**	(8)	(42)
Net cash (used in) provided by financing activities	**(708)**	(314)	904
Effect of exchange rates on cash	**60**	43	(7)
Cash (used in) provided by continuing operations	**(593)**	329	(37)
Cash provided by (used in) discontinued operations (Note 2)		60	(5)
Net (decrease) increase in cash and cash equivalents	**(593)**	389	(42)
Cash and cash equivalents at beginning of year	**1,426**	1,037	1,079
Cash and cash equivalents at end of year	**$ 833**	$ 1,426	$ 1,037

The accompanying notes are an integral part of these statements.

Consolidated Statements of Changes in Shareholders' Equity

(In millions)

	Series C Preferred stock	Common stock	Capital in excess of par value	Unearned compensation	Retained earnings (accumulated deficit)	Treasury stock	Accumulated other comprehensive income (loss)	Total shareholders' equity
Balance, December 31, 2000		$ 501	$ 9,315	$ (304)	$ 2,001	$ (753)	$ (127)	$ 10,633
Net loss					(5,498)			(5,498)
Foreign currency translation adjustment							(31)	(31)
Net unrealized loss on investments, net of tax							(45)	(45)
Other comprehensive income							10	10
Total comprehensive loss								(5,564)
Shares issued in acquisitions		2	163					165
Shares issued in equity offerings		7	218					225
Shares issued to benefit plans			(166)	239		(33)		40
Dividends on stock ($0.12 per share)					(113)			(113)
Other, net		2	7	60		(41)		28
Balance, December 31, 2001		512	9,537	(5)	(3,610)	(827)	(193)	5,414
Net loss					(1,302)			(1,302)
Foreign currency translation adjustment							208	208
Minimum pension liability adjustment							(173)	(173)
Net unrealized gain on investments, net of tax							6	6
Other comprehensive loss							(18)	(18)
Total comprehensive loss								(1,279)
Issuance of Series C preferred stock, net	$ 575		(18)					557
Series C preferred stock conversions	(420)	107	313					
Shares issued in acquisitions		15	34					49
Shares issued to benefit plans			(97)			148		51
Purchase of common stock for treasury						(23)		(23)
Dividends on preferred stock			(118)					(118)
Other, net			46	3	(9)			40
Balance, December 31, 2002	155	634	9,697	(2)	(4,921)	(702)	(170)	4,691
Net loss					(223)			(223)
Foreign currency translation adjustment							239	239
Minimum pension liability adjustment							26	26
Net unrealized gain on investments, net of tax							1	1
Other comprehensive income							2	2
Total comprehensive income								45
Series C preferred stock conversions	(70)	18	52					
Shares issued in equity offerings		47	583					630
Shares issued to benefit plans			(37)			65		28
Other, net		2	22	(17)		63		70
Balance, December 31, 2003	**$ 85**	**$ 701**	**$10,317**	**$ (19)**	**$ (5,144)**	**$ (574)**	**$ 98**	**$ 5,464**

The accompanying notes are an integral part of these statements.

1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of all entities controlled by Corning and our majority-owned domestic and foreign subsidiaries, after elimination of all material intercompany accounts, transactions and profits.

The equity method of accounting is used for investments in associated companies which are not controlled by Corning and in which our interest is generally between 20% and 50%. Our share of earnings or losses of associated companies, in which at least 20% of the voting securities is owned, is included in the consolidated operating results.

We consolidate one variable interest entity in which we are the primary beneficiary.

On December 13, 2002, we completed the sale of the precision lens business to 3M Company ("3M"). Our consolidated statements of operations and cash flows and related notes present the precision lens business as a discontinued operation.

Certain amounts for 2002 and 2001 have been reclassified to conform with the 2003 classifications.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect amounts reported therein. Significant estimates and assumptions in these Consolidated Financial Statements include restructuring and other charges and credits, allowances for doubtful accounts receivable, estimates of future cash flows and other assumptions associated with goodwill and long-lived asset impairment tests, estimates of the fair value of assets held for disposal, environmental and legal liabilities, income taxes and deferred tax valuation allowances, and the determination of discount and other rate assumptions for pension and postretirement employee benefit expenses. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be different from these estimates.

Revenue Recognition

We recognize revenue when it is realized or realizable and has been earned. Product revenue is recognized when persuasive evidence of an arrangement exists, the product has been delivered and legal title and all risks of ownership have been transferred, customer acceptance has occurred, and payment is reasonably assured. We reduce revenue for estimated product returns, allowances and price discounts based on past experience.

Foreign Currencies

Balance sheet accounts of foreign subsidiaries are translated at current exchange rates and statements of operations accounts are translated at average exchange rates for the year. Translation gains and losses are reported as a separate component of accumulated other comprehensive income (loss). Foreign currency transaction gains and losses are included in current earnings.

Stock-Based Compensation

Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation ("SFAS No. 123")," we apply the recognition and measurement principles of Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," to our stock options and other stock-based compensation plans. These plans are more fully described in Note 19 (Stock Compensation Plans).

In accordance with APB No. 25, compensation expense for stock options is recognized in income based on the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the amount an employee must pay to acquire the stock. Generally, the exercise price for stock options granted to employees equals or exceeds the fair market value of our common stock at the date of grant.

1. Summary of Significant Accounting Policies (continued)

The following table illustrates the effect on loss from continuing operations and loss per share if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation. The estimated fair value of each Corning option is calculated using the Black-Scholes option-pricing model.

(In millions, except per share amounts):

	Years ended December 31,		
	2003	2002	2001
Loss from continuing operations – as reported	**$ (223)**	$ (1,780)	$ (5,532)
Less: Dividend requirements of preferred stock		(128)	(1)
Loss from continuing operations attributable to common shareholders – as reported	**(223)**	(1,908)	(5,533)
Add: Stock-based employee compensation expense determined under APB No. 25, included in reported loss from continuing operations, net of tax	**1**	1	79
Less: Stock-based employee compensation expense determined under fair value based method, net of tax	**(162)**	(278)	(446)
Loss from continuing operations attributable to common shareholders – pro forma	**$ (384)**	$ (2,185)	$ (5,900)
Loss per common share from continuing operations:			
Basic – as reported	**$ (0.18)**	$ (1.85)	$ (5.93)
Basic – pro forma	**$ (0.30)**	$ (2.12)	$ (6.32)
Diluted – as reported	**$ (0.18)**	$ (1.85)	$ (5.93)
Diluted – pro forma	**$ (0.30)**	$ (2.12)	$ (6.32)

Cash and Cash Equivalents

All short-term, highly liquid investments with original maturities of 90 days or less, are considered cash equivalents.

Supplemental disclosure of cash flow information follows (in millions):

	Years ended December 31,		
	2003	2002	2001
Changes in certain working capital items:			
Trade accounts receivable		$ 153	$ 666
Inventories	**$ 108**	135	(47)
Other current assets	**49**	(363)	92
Accounts payable and other current liabilities, net of restructuring payments	**(219)**	(158)	(471)
Total	**$ (62)**	$ (233)	$ 240
Cash paid (received) for interest and income taxes:			
Interest expense	**$ 124**	$ 112	$ 111
Income taxes, net of refunds received	**$ (145)**	$ 60	$ 99

Short-Term Investments

Our short-term investments consist of debt securities classified as available-for-sale, which are stated at estimated fair value. These debt securities include U.S. treasury notes, state and municipal bonds, asset-backed securities, corporate bonds, commercial paper and certificates of deposit. These investments are on deposit with a major financial institution. Unrealized gains and losses, net of tax, are computed on the first-in first-out basis and are reported as a separate component of accumulated other comprehensive income (loss) in shareholders' equity until realized.

1. Summary of Significant Accounting Policies (continued)

Inventories

Inventories are stated at the lower of cost (first-in, first-out basis) or market.

Restricted Cash and Investments

Restricted cash and investments represent cash and investments that we are temporarily unable to access or funds set aside for other legally restricted purposes. Restricted cash consists primarily of cash provided as collateral for performance bonds and self-insured workers' compensation liabilities. Restricted investments also include U.S. treasury securities pledged as collateral to secure the payments on a promissory note. The note was issued in connection with a one-time dividend that was declared upon the issuance of the Series C convertible preferred stock.

Other Investments

Other investments include equity securities for which Corning does not have the ability to exercise significant influence. These investments are accounted for under the cost method of accounting. Equity securities that we are restricted from selling beyond one year are carried at cost. Unrestricted shares are adjusted to market value at the end of each accounting period. Unrealized gains and losses are reported in a separate component of shareholders' equity under the caption accumulated other comprehensive income (loss). A decline in the value of other investments below cost that is deemed to be other than temporary is charged to earnings, resulting in a new cost basis for that investment.

Property and Depreciation

Land, buildings and equipment are recorded at cost. Depreciation is based on estimated useful lives of properties using the straight-line method. Except as described in Note 5 (Restructuring Actions) related to accelerated depreciation arising from restructuring programs, the estimated useful lives range from 20 to 40 years for buildings and 3 to 20 years for the majority of our equipment.

Goodwill and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142 ("SFAS No. 142"), "Goodwill and Other Intangible Assets." Among other provisions, goodwill is no longer amortized but is subject to impairment tests at least annually. We selected the fourth quarter to perform the annual impairment test for goodwill. We adopted SFAS No. 142 on January 1, 2002. We completed our initial impairment review during the first quarter of 2002 and concluded a transitional impairment charge from the adoption of the standard was not required. As described in Note 4 (Impairment of Goodwill), during the fourth quarter of 2002, we recorded a goodwill impairment charge in accordance with SFAS No. 142.

The following table presents a reconciliation of reported net loss and loss per share to adjusted net loss and loss per share, as if SFAS No. 142 had been in effect as of January 1, 2001 (in millions, except per share amounts):

	Years ended December 31,		
	2003	2002	2001
Reported net loss	**$ (223)**	$ (1,302)	$ (5,498)
Goodwill amortization, net of income taxes			345
Adjusted net loss	**$ (223)**	$ (1,302)	$ (5,153)
Reported net loss per share - basic	**$ (0.18)**	$ (1.39)	$ (5.89)
Goodwill amortization, net of income taxes			0.37
Adjusted net loss per share - basic	**$ (0.18)**	$ (1.39)	$ (5.52)
Reported net loss per share - diluted	**$ (0.18)**	$ (1.39)	$ (5.89)
Goodwill amortization, net of income taxes			0.37
Adjusted net loss per share - diluted	**$ (0.18)**	$ (1.39)	$ (5.52)

1. Summary of Significant Accounting Policies (continued)

Goodwill is allocated to our reporting units, which are the Telecommunications operating segment and the display technologies and specialty materials products of the Technologies operating segment. SFAS No. 142 defines a reporting unit as an operating segment or one level below an operating segment. SFAS No. 142 requires us to compare the fair value of the reporting unit to its carrying amount on an annual basis to determine if there is potential impairment. We perform interim impairment tests when events or changes in circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying value. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value. The fair value of the reporting unit is determined based on discounted cash flows, market multiples or appraised values as appropriate.

Other intangible assets are recorded at cost and amortized over periods generally ranging from 5 to 20 years.

Impairment of Long-Lived Assets

We review the recoverability of our long-lived assets, such as plant and equipment, intangible assets and investments, when events or changes in circumstances occur that indicate that the carrying value of the asset or asset group may not be recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of the asset or asset group from the expected future pre-tax cash flows (undiscounted and without interest charges) of the related operations. We assess the recoverability of the carrying value of long-lived assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If these cash flows are less than the carrying value of such asset or asset group, an impairment loss is measured based on the difference between estimated fair value and carrying value. Assets to be disposed are written-down to the greater of their fair value or salvage value. Fair values are based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk.

Treasury Stock

Shares of common stock repurchased by us are recorded at cost as treasury stock and result in a reduction of shareholders' equity in the consolidated balance sheets. From time to time, treasury shares may be reissued as contributions to our employee benefit plans. When shares are reissued, we use an average cost method for determining cost. The difference between the cost of the shares and the reissuance price is added or deducted from additional paid-in capital.

Income Taxes

We use the asset and liability approach to account for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax base using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period when the change is enacted. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Derivative Instruments

We participate in a variety of foreign exchange forward contracts, foreign exchange option contracts and interest rate swaps entered into in connection with the management of our exposure to fluctuations in foreign exchange and interest rates. These financial exposures are managed in accordance with corporate policies and procedures.

All derivatives are recorded at fair value on the balance sheet. Changes in the fair value of derivatives designated as cash flow hedges and hedges of net investments in foreign operations are recorded in accumulated other comprehensive income (loss). Amounts are reclassified from accumulated other comprehensive income (loss) when the underlying hedged item impacts earnings. Changes in the fair value of derivatives designated as fair value hedges are recorded currently in earnings offset to the extent the derivative was effective, by the changes in the fair value of the hedged item. Changes in the fair value of derivatives not designated as hedging instruments are recorded currently in earnings.

1. Summary of Significant Accounting Policies (concluded)

Effective January 1, 2001, Corning adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. The adoption of SFAS No. 133 as of January 1, 2001, resulted in a cumulative after-tax credit to comprehensive income of $3 million. For the years ended December 31, 2003 and 2001, respectively, an after-tax loss of $3 million and $4 million was recorded in "other expense, net" for the ineffective portion of cash flow hedges.

We have issued foreign currency denominated debt that has been designated as a hedge of the net investment in a foreign operation. The effective portion of the changes in fair value of the debt is reflected as a component of other comprehensive income (loss) as part of the foreign currency translation adjustment. During 2001, the after-tax amount included in other comprehensive income (loss) as a result of a net investment hedge was $6 million.

Product Warranties

Provisions for estimated expenses related to product warranties are made at the time the products are sold using historical experience as a prediction of expected settlements. Reserves are adjusted when experience indicates an expected settlement will differ from initial estimates. Reserves for warranty items are included in other current liabilities.

New Standards Adopted

In December 2003, the FASB revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The revised standard requires incremental pension and other postretirement benefit plan disclosures to financial statements and is designed to improve disclosure transparency. The adoption of this accounting standard did not have any effect on our results of operations or financial position.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51," ("FIN 46") which requires all variable interest entities ("VIEs") to be consolidated by the primary beneficiary. The primary beneficiary is the entity that holds the majority of the beneficial interests in the VIE. In addition, the interpretation expands disclosure requirements for both VIEs that are consolidated as well as VIEs from which the entity is the holder of a significant, but not the majority amount of the beneficial interests. We have leased equipment from three VIEs for which the sole purpose is the leasing of equipment to us. We assessed the impact of this interpretation and determined that we are the primary beneficiary of one of these existing VIEs, and therefore, began to consolidate this entity beginning on July 1, 2003. At December 31, 2003, the assets and debt of this entity were $31 million and $34 million, respectively. We also evaluated the impact of this interpretation on the two other entities and determined that we are not the primary beneficiary for either entity. The assets and debt of these entities total $12 million. The adoption of this interpretation did not have a material effect on our results of operations or financial position.

In addition, we adopted the following new standards in 2003, which did not have a material impact on our consolidated financial position or results of operations:

- SFAS No. 143, "Accounting for Asset Retirement Obligations,"
- SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities,"
- FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"),
- SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities," and
- SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity."

2. Discontinued Operations

On December 13, 2002, we completed the sale of our precision lens business to 3M for cash proceeds up to $850 million, of which $50 million was deposited in an escrow account. During 2002, we received approximately $800 million in cash and recorded a gain on the sale of $415 million, net of tax, in income from discontinued operations in the consolidated statements of operations. 3M has notified Corning that 3M believes it has certain claims arising out of the representations and warranties made by Corning in connection with the sale of the precision lens business to 3M. The parties are attempting to resolve such claims. In 2003, $1 million of the escrow balance was used to pay state income taxes. At December 31, 2003, approximately $49 million remains in the escrow account, and no other gain on the sale of the precision lens business will be recognized until such claims are resolved.

2. Discontinued Operations (concluded)

The precision lens business operating results and cash flows have been removed from our results of continuing operations for all periods presented and have been excluded from the operating segments data. There were no results from discontinued operations in 2003.

Summarized selected financial information for the discontinued operations related to the precision lens business follows (in millions):

	For the years ended December 31,	
	2002	2001
Net sales	$ 268	$ 225
Income before taxes	$ 100	$ 50
Gain on sale before taxes	652	
Provision for income taxes	(274)	(16)
Net income	$ 478	$ 34

3. Inventory Write-down

During the second quarter of 2001, major customers in the photonic technologies product line reduced their order forecasts and canceled orders already placed. As a result, we determined that certain products were not likely to be sold during their product life cycle. We recorded a charge to write-down excess and obsolete inventory, including estimated purchase commitments, of $273 million ($184 million after-tax), which is included in cost of sales in the consolidated statement of operations. In the fourth quarter of 2001, we recorded an additional charge of $60 million ($37 million after-tax) for excess and obsolete inventory primarily in the photonic technologies product line in response to continued weak demand. This charge was also included in cost of sales.

During the second quarter of 2002, we favorably resolved an open issue from the second quarter of 2001 with a major photonic technologies' customer, which resulted in the recognition of revenue of $14 million and pre-tax income of $3 million. This revenue was recognized in part on shipment of inventory previously reserved. In addition, the business settled an open matter with a significant vendor, which resulted in the reversal of a vendor reserve of $20 million that was included in the second quarter 2001 charge. In total, the impact of these settlements in the second quarter of 2002 was pre-tax income of $23 million.

4. Impairment of Goodwill

2003 Annual Assessment

Due to market conditions in the telecommunications and semiconductor industries, we performed goodwill impairment tests for our Telecommunications and specialty materials reporting units in the fourth quarter of 2003. The results of our impairment tests indicated that the fair value of each reporting unit exceeded its book value.

2002 Charge

In the fourth quarter of 2002, we conducted our annual impairment tests and concluded that an impairment charge of $400 million ($294 million after-tax) was necessary to reduce the carrying value of goodwill in the Telecommunications reporting unit to its estimated fair value of $1.6 billion. The decrease in fair value at the end of 2002 from that measured in the initial benchmark assessment on January 1, 2002 primarily reflected the following:

- a delay in the timing of the expected recovery from late 2002, or early 2003 to 2005,
- a reduction in the short-term cash flow expectations of the fiber and cable business and a lower base from which the expected recovery will occur, and
- a reduction in the short and long-term cash flow expectations of the photonic technologies product line.

4. Impairment of Goodwill (concluded)

We retained valuation specialists to assist in the valuation of our tangible and identifiable intangible assets for the purpose of determining the implied fair value of goodwill at December 31, 2002.

2001 Charge

During the first half of 2001, we experienced a significant decrease in the rate of growth of our Telecommunications segment, primarily in the photonic technologies product line due to a dramatic decline in infrastructure spending in the telecommunications industry, and determined that there were events of impairment within photonics. We determined that our goodwill related to photonics was not recoverable under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," which was the governing GAAP guidance at that time. As a result, we recorded a charge of $4.6 billion to impair a significant portion of goodwill, of which $3.0 billion related to the Pirelli transaction and $1.6 billion related to goodwill resulting from the acquisition of NetOptix Corporation.

5. Restructuring Actions

Corning recorded net charges of $49 million ($14 million credit after tax and minority interest) in 2003. Major actions approved and initiated in 2003 included the following:

- the shutdown of our 51% owned venture Corning Asahi Video Products Company ("CAV"), which was a manufacturer of glass panel and funnels for use in conventional tube televisions within the Technologies segment,
- the sale and exit of our photonics products within the Telecommunications segment, and
- the shutdown of two of our specialty materials manufacturing facilities, which are within the Technologies segment.

Restructuring Charges

The 2003 restructuring charges of $41 million included $90 million of employee separation costs (including special termination and curtailment losses related to pension and postretirement health care plans) and $37 million in other exit costs (principally lease termination and contract cancellation payments), offset by an $86 million credit related to previous restructuring actions. These credits were primarily the result of revised cost estimates of existing restructuring plans and a decision to not exit two small cabling sites. The charge entailed the elimination of approximately 1,975 hourly and salaried positions including involuntary separation, early retirement and social programs. In addition, we recorded a $20 million foreign deferred tax benefit adjustment related to restructuring charges recorded in 2002. This credit is reflected in the consolidated statement of operations under, "Benefit for income taxes."

Impairment of Plant and Equipment to be Shutdown or Disposed

Corning recorded a net credit of $21 million in 2003. This included $40 million of charges to impair plant and equipment related to facilities to be shutdown or disposed, which comprised $11 million for the North Brookfield semiconductor materials plant closure, $14 million related to a cabling plant, $10 million related to the final exit of photonics, and $5 million of other various costs. The impairment charges were determined based on the amount by which the carrying value exceeded the fair market value of the asset. The charge was more than offset by $61 million in credits related to previous restructuring actions. These credits were primarily the result of our decision not to exit two of the previous cabling sites marked for shutdown in 2002 as well as proceeds on asset disposals exceeding assumed salvage values.

Impairment of Cost Investments

In the first quarter, we recorded a $5 million charge for other than temporary declines in certain cost investments in the Telecommunications segment. In the third quarter, we sold these investments for $4 million in cash, which was $1 million more than previously expected. We reported this gain as a credit to restructuring actions.

Loss on Sale of Photonics

We recorded a loss of $13 million in the third quarter when we completed the sale of certain photonic technologies assets to Avanex Corporation ("Avanex"). In exchange for our photonics assets and $22 million in cash, we received 21 million restricted shares of Avanex common stock, which we valued at approximately $53 million. These shares are restricted from sale for approximately one year at which point the restrictions are lifted at intervals beginning July 2004 and ending October 2005. As the shares become unrestricted, we will mark-to-market the shares through other comprehensive income as available-for-sale securities. The Avanex restricted shares are reflected as a cost investment and recorded under "Investments" in our consolidated balance sheet. Approximately 400 employees of the photonic technologies products became employees of Avanex in the third quarter. The loss on sale included a $21 million reduction of our goodwill. See Note 10 (Investments) for further detail.

5. Restructuring Actions (continued)

In addition to these restructuring action costs, we also incurred the following charges in our consolidated statement of operations related to the exit of photonics:

- an increase to the deferred tax valuation allowance by $21 million as we do not expect to realize certain deferred tax assets in Italy, which is reflected in the consolidated statement of operations under, "Benefit for income taxes," and
- a $7 million impairment charge for equity investments that were abandoned as part of the exit from photonics, which is reflected in the consolidated statement of operations under, "Equity in earnings of associated companies, net of impairments."

Accelerated Depreciation

We recorded $12 million of accelerated depreciation as a result of our decision to shutdown our semiconductor materials manufacturing facility in Charleston, South Carolina by March 31, 2004. We will record an additional $36 million in the first quarter of 2004 while the plant continues operating.

The following table summarizes the charges, credits and balances of the restructuring reserves as of and for the year ended December 31, 2003 (in millions):

	January 1, 2003	Year ended December 31, 2003 Charges	Reversals to existing plans	Net charges/ (reversals)	Non-cash uses in 2003	Cash payments in 2003	Remaining reserve at Dec. 31, 2003
Restructuring:							
Employee related costs	$ 273	$ 90	$ (63)	$ 27	$ (27)	$ (195)	$ 78
Exit costs	132	37	(23)	14		(38)	108
Total restructuring charges	$ 405	$ 127	$ (86)	$ 41	$ (27)	$ (233)	$ 186
Impairment:							
Assets to be disposed of by sale or abandonment		$ 40	$ (61)	$ (21)			
Cost investments		5	(1)	4			
Total impairment charges		$ 45	$ (62)	$ (17)			
Other:							
Loss on Avanex transaction		$ 13		$ 13			
Accelerated depreciation		12		12			
Total other charges		$ 25		$ 25			
Total restructuring, impairment and other charges and credits		$ 197	$ (148)	$ 49			
Tax (benefit) expense and minority interest		(83)	20	(63)			
Restructuring, impairment and other charges and credits, net		**$ 114**	**$ (128)**	**$ (14)**			

Cash payments for employee-related costs will be substantially completed by the end of 2004, while payments for exit activities will be substantially completed by the end of 2005. We expect approximately one-half of the 2003 restructuring charges to be paid in cash.

The following table summarizes the net charge (reversals) for 2003 restructuring actions by operating segment (in millions):

	Telecom-munications	Technologies	Corporate Functions Including Research	Total
Net charges (reversals) for restructuring actions	$ (36)	$ 72	$ 13	$ 49

5. Restructuring Actions (continued)

The following table summarizes the headcount reduction related to the 2003 plans:

	U.S. Hourly	U.S. Salaried	Non-U.S.	Total
Headcount reduction	975	750	250	1,975

As of December 31, 2003, approximately 1,600 of the 1,975 employees had been separated under the 2003 plans. We expect the remaining to be separated by December 31, 2004, with the majority to be separated by the end of the first quarter of 2004.

2002 Restructuring Actions

The continued decline in demand in the Telecommunications segment during 2002 required additional restructuring beyond that taken in 2001 to bring manufacturing capacity in line with revenue projections. We recorded total charges of $1.3 billion ($929 million after-tax and minority interest) over the second, third and fourth quarters. Actions approved and initiated in 2002 included the following:

- permanent closing of our optical fiber manufacturing facilities in Noble Park, Victoria, Australia, and Neustadt bei Coburg, Germany. We also mothballed our optical fiber manufacturing facility in Concord, North Carolina and transferred certain capabilities to our Wilmington, North Carolina facility,
- reductions in capacity and employment in our cabling and hardware and equipment locations worldwide to reduce costs,
- permanent closure of our photonic technologies thin film filter manufacturing facility in Marlborough, Massachusetts,
- permanent abandonment of certain construction projects that had been stopped in 2001 in the fiber and cable business within the Telecommunications segment,
- closure of minor manufacturing facilities, primarily in the Telecommunications segment,
- closure and consolidation of research facilities,
- elimination of positions worldwide through voluntary and involuntary programs, and
- divestiture of a portion of the controls and connectors product line in the Telecommunications segment.

In addition, we impaired cost based investments in a number of private telecommunications companies based upon a decision in the fourth quarter of 2002 to divest the portfolio.

The following table summarizes the charges, credits and balances of the restructuring reserves as of December 31, 2002 (in millions):

		Year ended December 31, 2002					
	January 1, 2002	Charges	Reversals to existing plans	Net charges/ (reversals)	Non-cash uses in 2002	Cash payments in 2002	Remaining reserve at Dec. 31, 2002
Restructuring:							
Employee related costs	$ 198	$ 376	$ (5)	$ 371	$ (40)	$ (256)	$ 273
Exit costs	78	85	(9)	76		(22)	132
Total restructuring charges	$ 276	$ 461	$ (14)	$ 447	$ (40)	$ (278)	$ 405
Impairment:							
Assets to be disposed of by sale or abandonment		$ 712	$ (11)	$ 701			
Cost investments		107		107			
Total impairment charges		$ 819	$ (11)	$ 808			
Other:							
Loss on divestiture		$ 16		$ 16			
Total restructuring, impairment and other charges and credits		$ 1,296	$ (25)	$ 1,271			
Tax (benefit) expense and minority interest		(352)	10	(342)			
Restructuring, impairment and other charges and credits, net		**$ 944**	**$ (15)**	**$ 929**			

5. Restructuring Actions (continued)

The following table summarizes the net charges (reversals) for 2002 restructuring actions by operating segment (in millions):

	Telecom-munications	Technologies	Corporate Functions Including Research	Total
Net charges for restructuring actions	$ 1,053	$ 10	$ 208	$ 1,271

The following table summarizes the headcount reduction related to the 2002 plans:

	U.S. Hourly	U.S. Salaried	Non-U.S.	Total
Headcount reduction	1,650	2,950	2,500	7,100

As of December 31, 2003, all of the 7,100 employees from the 2002 plan had been separated.

2001 Restructuring Actions

In July and October of 2001, we announced a series of restructuring actions in response to significant deteriorating business conditions which began initially in our Telecommunications segment, but eventually spread to our other businesses as the year progressed. The following actions were approved and undertaken in 2001:

- closure of seven major manufacturing facilities and the consolidation of several smaller facilities in the Telecommunications and Technologies segments,
- discontinuation of our initiative in Corning Microarray Technology products, part of our life sciences products, and
- elimination of approximately 12,000 positions affecting all operating segments, but especially impacting the photonic technologies, hardware and equipment and the optical fiber and cable products. This action included a selective voluntary early retirement program for certain employees along with involuntary separations.

These actions resulted in a pre-tax charge totaling $953 million ($585 million after-tax) for the year ended December 31, 2001. Approximately one third of the total charge was expected to be paid in cash.

The following table summarizes the charges and balances of the restructuring reserves as of December 31, 2001 (in millions):

	Total charges	Non-cash uses in 2001	Cash payments in 2001	Remaining reserve at Dec. 31, 2001
Restructuring:				
Employee related costs	$ 324	$ (66)	$ (60)	$ 198
Exit costs	95		(17)	78
Total restructuring charges	$ 419	$ (66)	$ (77)	$ 276
Impairment:				
Assets held for use	$ 46			
Assets to be disposed of by sale or abandonment	496			
Total impairment charges	$ 542			
Total restructuring and impairment charges	$ 961			
Discontinued operations	(8)			
Restructuring and impairment charges from continuing operations	953			
Tax benefit and minority interest	368			
Restructuring and impairment charges, net	$ 585			

5. Restructuring Actions (concluded)

The following table summarizes the charge for 2001 restructuring actions by operating segment (in millions):

	Telecom-munications	Technologies	Corporate Functions Including Research	Total
Charges for restructuring actions	$ 640	$ 122	$ 191	$ 953

The following table summarizes the headcount reduction related to the 2001 plans:

	U.S. Hourly	U.S. Salaried	Non-U.S.	Total
Headcount reduction	6,000	3,100	2,900	12,000

As of December 31, 2002, all of the 12,000 employees had been separated under the plans.

6. Impairment of Long-Lived Assets Other Than Goodwill

Given our restructuring actions and the market conditions facing our businesses, at various times throughout 2001 to 2003, we performed evaluations of the recoverability of our long-lived assets. In each case that an impairment evaluation was required, we developed operating cash flow projections for each strategic alternative and made assessments as to the probability of each outcome. If our projections indicated that our long lived assets were not recoverable through future cash flows, we were then required to estimate the fair value of the long-lived assets, which were limited to property, plant and equipment, using the expected cash flow approach as a measure of fair value.

2003 Impairment Charges

In April 2003, we announced that we had agreed with our partner to shutdown CAV and wrote down its assets to their estimated salvage values. This resulted in an impairment charge of $62 million ($19 million after-tax and minority interest).

Subsequent to our decision to exit, CAV signed a definitive agreement to sell tangible assets to Henan Anyang CPT Glass Bulb Group, Electronic Glass Co., Ltd. (Henan Anyang), located in China, for amounts exceeding estimated salvage values. Upon the receipt of $10 million in cash, we recognized a $5 million credit in restructuring. We expect the sale to be completed in the first half of 2004 at which time we anticipate recognizing an additional gain of approximately $40 million ($13 million after-tax and minority interest).

2002 Impairment Charges

Photonic technologies
In 2002, the telecommunications market underwent a dramatic decline in demand for its products as major buyers of network equipment in this industry reduced their capital spending. This negative trend was expected to continue into the foreseeable future. As a result of our impairment evaluation, the photonics assets were written down to estimated salvage value, as this amount was our best estimate of fair value. This resulted in a $269 million ($195 million after-tax) write-down of the long-lived assets including $90 million related to patents.

Conventional video components
In 2002, the market was impacted by a decline in demand for conventional television glass and a dramatic increase in the importation of television glass, tubes and sets from Asia. These trends were expected to continue into the foreseeable future. As a result of our impairment evaluation, the CAV's assets were written down to their estimated fair values. This resulted in a $140 million ($44 million after-tax and minority interest) write down of the assets.

2001 Impairment Charges

Photonic technologies
In 2001, the telecommunications market's dramatic decline began. We performed an asset impairment evaluation of our photonics product line and incurred a charge of $116 million to write-down intangible assets to their estimated fair values.

7. Short-Term Investments

We invest in publicly traded, highly liquid debt securities with credit ratings of A or better (A-2 and P-2 or better for short-term ratings).

The following is a summary of the fair value of available-for-sale securities (in millions):

	December 31,	
	2003	2002
Bonds, notes and other securities		
United States government and agencies	**$ 88**	$ 315
States and municipalities	**93**	168
Asset-backed securities	**93**	58
Commercial paper	**25**	10
Other debt securities	**134**	113
Total short-term investments	**$ 433**	$ 664

Gross unrealized gains and losses were insignificant at December 31, 2003 and 2002.

The following table summarizes the contractual maturities of debt securities at December 31, 2003 (in millions):

Less than one year	$ 137
Due in 1-2 years	123
Due in 2-5 years	89
Due after 5 years	84
Total	$ 433

Proceeds from sales of short-term investments totaled $1.4 billion and $2.2 billion in 2003 and 2002, respectively. The gross realized gains related to sales of short-term investments were $2 million in 2003 and $10 million in 2002. The gross realized losses related to sales of short-term investments were insignificant in 2003 and $8 million in 2002.

8. Inventories

Inventories consist of the following (in millions):

	December 31,	
	2003	2002
Finished goods	**$ 141**	$ 212
Work in process	**113**	115
Raw materials and accessories	**138**	135
Supplies and packing materials	**75**	97
Total inventories	**$ 467**	$ 559

9. Income Taxes

(In millions)	Years ended December 31, 2003	2002	2001
(Loss) income from continuing operations before income taxes:			
U.S. companies	**$ (927)**	$ (2,045)	$ (2,995)
Non-U.S. companies	**168**	(675)	(3,166)
Loss from continuing operations before income taxes	**$ (759)**	$ (2,720)	$ (6,161)
Current and deferred (benefit) provision for income taxes:			
Current:			
Federal	**$ (11)**	$ (330)	$ (22)
State and municipal	**(3)**	(7)	9
Foreign	**23**	43	73
Deferred:			
Federal	**(258)**	(263)	(420)
State and municipal	**(24)**	(70)	(72)
Foreign	**19**	(99)	(36)
Benefit for income taxes	**$ (254)**	$ (726)	$ (468)
Effective tax rate reconciliation:			
Statutory U.S. benefit rate	**(35.0)%**	(35.0)%	(35.0)%
State income benefit, net of federal benefit	**(5.3)%**	(2.7)	(0.8)
Nondeductible goodwill and other expenses	**0.6**	1.1	28.4
Foreign and other tax credits	**(0.1)**		(0.3)
Lower (higher) taxes on subsidiary earnings	**0.8**	(0.1)	(0.3)
Valuation allowances	**4.9**	10.2	0.5
Other items, net	**0.7**	(0.2)	(0.1)
Effective income tax (benefit) rate	**(33.4)%**	(26.7)%	(7.6)%

The tax effects of temporary differences and carryforwards that gave rise to significant portions of the deferred tax assets and liabilities follow (in millions):

	December 31, 2003	2002
Loss and tax credit carryforwards	**$ 1,045**	$ 435
Capitalized research and development	**252**	182
Restructuring reserves	**146**	532
Postretirement medical and life benefits	**244**	240
Inventory	**55**	93
Intangible and other assets	**125**	111
Other accrued liabilities	**177**	121
Other employee benefits	**14**	45
Other	**79**	68
Gross deferred tax assets	**2,137**	1,827
Valuation allowance	**(469)**	(417)
Deferred tax assets	**1,668**	1,410
Fixed assets	**(201)**	(224)
Other		(3)
Deferred tax liabilities	**(201)**	(227)
Net deferred tax assets	**$ 1,467**	$ 1,183

9. Income Taxes (continued)

At December 31, 2003, we have recorded gross deferred tax assets of approximately $2.1 billion with a valuation allowance of $469 million, and offset by deferred tax liabilities of $201 million. The valuation allowance is primarily attributable to the uncertainty regarding the realization of specific foreign and state tax benefits, net operating losses and tax credits. The net deferred tax assets of approximately $1.5 billion consist of a combination of domestic (U.S. federal, state and local) and foreign tax benefits for: (a) items which have been recognized for financial reporting purposes, but which will be reported on tax returns to be filed in the future, and (b) loss and tax credit carryforwards. As explained further below, we have performed the required assessment of positive and negative evidence regarding the realization of the net deferred tax assets in accordance with SFAS No. 109, "Accounting for Income Taxes." This assessment included the evaluation of scheduled reversals of deferred tax liabilities, estimates of projected future taxable income and tax-planning strategies. Although realization is not assured, based on our assessment, we have concluded that it is more likely than not that such assets, net of the existing valuation allowance, will be realized.

Net domestic deferred tax assets are approximately $1.3 billion at December 31, 2003. Approximately $460 million of these net deferred tax assets relate to loss and tax credit carryforwards that expire through 2023. The remaining net deferred tax assets comprise the following deductible temporary differences:

1. other postretirement benefits of $244 million, which will reverse over the next 40 to 50 years;
2. restructuring and other liabilities of $155 million, which will reverse over the next 10 years;
3. research and development expenditures of $252 million, which will reverse over the next 10 years; and
4. other miscellaneous items of $178 million, which will reverse, on average, over the next 10 years.

Approximately 10% of our net domestic deferred tax assets will be realized through net operating loss carrybacks claims to be filed over the next three to five years, which will generate cash refunds during such period. We expect the remaining net domestic deferred tax assets to be realized from future earnings. However, in the event future earnings are insufficient, approximately 40% of our net domestic deferred tax assets could be realized through a tax-planning strategy involving the sale of a non-strategic appreciated asset. Realization of the remaining 50% of our net domestic deferred tax assets is solely dependent on our ability to generate sufficient future taxable income during carryforward periods of approximately 20 years.

The minimum amount of domestic future taxable income that would have to be generated to realize this portion of our deferred tax assets is $1.7 billion over at least 20 years. Currently, we are generating domestic losses. However, our forecast of domestic taxable income indicates it is more likely than not that the future results of operations in the U.S. will generate sufficient taxable income to realize this portion of our deferred tax assets. Specifically, we expect to incur significantly lower domestic losses in 2004 and to return to profitability in the U.S. in 2005. Key assumptions embedded in these near-term forecasts follow:

1. Our 2004 U.S. losses will decrease as a result of the 2003 exit of the photonics technologies business and CAV.
2. We expect to see improved earnings trends in our Telecommunications segment which is primarily in the U.S. This includes a significantly lower loss in 2004 and a return to profitability in 2005. This trend is partially being driven by the realization of lower operating costs as a result of prior years' restructuring actions. In addition, we are forecasting revenue to be flat or down slightly in 2004 but significantly higher in 2005 due to an expected recovery in the telecommunications industry in 2005.
3. Our specialty materials semiconductor business will generate higher earnings in 2004 as a result of a recovery in the semiconductor equipment industry and lower operating costs as a result of the fourth quarter 2003 restructuring actions, which will be completed by the end of the first quarter of 2004.
4. Our display business will continue its rapid growth. Although this business is largely based in Asia, domestic earnings relating to this business have increased in 2003 and are expected to continue to increase over the next several years, in part due to an increase in U.S. royalty income.
5. We will continue to sustain modest growth in our remaining domestic businesses and, except for the restructuring actions announced prior to December 31, 2003, we do not expect to incur any significant additional restructuring or impairment charges.

9. Income Taxes (concluded)

Our forecast of domestic income is based on assumptions about and current trends in Corning's operating segments, and there can be no assurance that such results will be achieved. We review such forecasts in comparison with actual results and expected trends quarterly for purpose of our recoverability assessment. As a result of this review, if we determine that we will not return to profitability in the U.S. in 2005 or if sufficient future taxable income may not be generated to fully realize the net deferred tax assets, we will increase the valuation allowance by a charge to income tax expense by an amount equal to the portion of the deferred tax assets to be realized through projected future taxable income. If we record such a valuation allowance, we will also cease to recognize additional tax benefits on losses in the U.S.

The change in the total valuation allowance for the year ended December 31, 2003 was an increase of $52 million. The increase in the 2003 valuation allowance was primarily due to the uncertainty regarding the realization of certain foreign tax benefits, foreign net operating losses and foreign tax credits.

We currently provide income taxes on the earnings of foreign subsidiaries and associated companies to the extent these earnings are currently taxable or expected to be remitted. Taxes have not been provided on approximately $1.2 billion of accumulated foreign unremitted earnings which are expected to remain invested indefinitely.

We do not provide income taxes on the post-1992 earnings of domestic subsidiaries that we expect to recover tax-free without significant cost. Income taxes have been provided for post-1992 unremitted earnings of domestic corporate joint ventures that we do not expect to recover tax-free. Unremitted earnings of domestic subsidiaries and corporate joint ventures that arose in fiscal years beginning on or before December 31, 1992 have been indefinitely reinvested.

In 2001, tax legislation was enacted in the U.S. that temporarily extended the net operating loss carryback period from two to five years. Due to this legislative change, we were able to carryback the 2002 U.S. federal net operating loss and claim a refund that would not have otherwise been available. Corning received a $191 million refund in the first quarter of 2003.

10. Investments

Associated Companies at Equity

At December 31, 2003 and 2002, our total investments accounted for by the equity method were $978 million and $746 million, respectively.

The financial position and results of operations of these investments follows (in millions):

	For the years ended December 31,		
	2003 (1)	2002	2001
Statement of Operations:			
Net sales	**$ 4,971**	$ 1,846	$ 1,892
Gross profit	**$ 1,649**	$ 648	$ 631
Net income	**$ 505**	$ 317	$ 340
Corning's equity in earnings of affiliated companies (2)(3)	**$ 209**	$ 116	$ 148

	December 31,	
	2003	2002
Balance Sheet:		
Current assets	**$ 3,531**	$ 854
Long-lived assets	**$ 5,028**	$ 1,557
Current portion of long-term debt	**$ 120**	$ 108
Other current liabilities	**$ 1,716**	$ 322
Long-term debt	**$ 219**	$ 181
Long-term liabilities	**$ 315**	$ 184
Liabilities subject to compromise (1)	**$ 3,615**	
Minority interest	**$ 147**	$ 59

	For the years ended December 31,		
	2003	2002	2001
Dividends received from affiliated companies	**$ 112**	$ 83	$ 73

(1) Corning resumed recognition of equity earnings in Dow Corning in 2003. See Dow Corning discussion below.
(2) Equity in earnings shown above and in the consolidated statements of operations is net of amounts recorded for income tax.
(3) Includes $7 million and $34 million of charges to impair investments in equity affiliates in 2003 and 2002, respectively, and $66 million related to Samsung Corning's 2003 asset impairment charge.

At December 31, 2003, approximately $789 million of equity in undistributed earnings of equity companies was included in our accumulated deficit.

We have contractual agreements with several of our equity investees which include sales, purchasing, licensing and technology agreements. Except for Samsung Corning Precision Glass Co., Ltd., as noted below, transactions with and balances due to and from these related companies were not material to the consolidated financial statements taken as a whole.

10. Investments (continued)

A discussion and summarized results of Corning's significant investees at December 31, 2003 are as follows:

Samsung Corning Precision Glass Co., Ltd. ("Samsung Corning Precision")

Samsung Corning Precision, a 50%-owned South Korea-based manufacturer of liquid crystal display glass, represented $299 million and $187 million of our investments accounted for by the equity method at December 31, 2003 and 2002, respectively.

The financial position and results of operations of Samsung Corning Precision follow (in millions):

	For the years ended December 31,		
	2003	2002	2001
Statement of Operations:			
Net sales	**$ 590**	$ 335	$ 237
Gross profit	**$ 424**	$ 217	$ 160
Net income	**$ 295**	$ 162	$ 119
Corning's equity in earnings of affiliated companies	**$ 144**	$ 80	$ 60

	December 31,	
	2003	2002
Balance Sheet:		
Current assets	**$ 162**	$ 137
Long-lived assets	**$ 720**	$ 393
Current portion of long-term debt	**$ 24**	$ 6
Other current liabilities	**$ 218**	$ 100
Long-term debt	**$ 24**	$ 43
Long-term liabilities	**$ 17**	$ 8

	For the years ended December 31,		
	2003	2002	2001
Dividends received from affiliated companies	**$ 33**	$ 23	$ 17

Sales to Samsung Corning Precision totaled $68 million, $39 million and $18 million for the years ended December 31, 2003, 2002 and 2001, respectively. Purchases from Samsung Corning Precision totaled $26 million, $10 million and $12 million for the years ended December 31, 2003, 2002 and 2001, respectively. Balances due to and from Samsung Corning Precision were immaterial at December 31, 2003 and 2002.

10. Investments (continued)

Samsung Corning Co. Ltd. ("Samsung Corning")

Samsung Corning, a 50%-owned South Korea-based manufacturer of glass panels and funnels for television and display monitors, represented $320 million and $381 million of our investments accounted for by the equity method at December 31, 2003 and 2002, respectively. In 2003, Samsung Corning recorded a significant asset impairment charge, our portion of which was $66 million after tax.

The financial position and results of operations of Samsung Corning follow (in millions):

	For the years ended December 31,		
	2003	2002	2001
Statement of Operations:			
Net sales	**$ 895**	$ 854	$ 886
Gross profit	**$ 199**	$ 225	$ 227
Net (loss) income	**$ (74)**	$ 99	$ 107
Corning's equity in (losses) earnings of affiliated companies	**$ (39)**	$ 44	$ 51

	December 31,	
	2003	2002
Balance Sheet:		
Current assets	**$ 467**	$ 347
Long-lived assets	**$ 572**	$ 859
Current portion of long-term debt	**$ 72**	$ 63
Other current liabilities	**$ 116**	$ 115
Long-term debt	**$ 87**	$ 90
Long-term liabilities	**$ 68**	$ 119
Minority interest	**$ 55**	$ 59

	For the years ended December 31,		
	2003	2002	2001
Dividends received from affiliated companies	**$ 29**	$ 17	$ 22

10. Investments (continued)

Dow Corning Corporation ("Dow Corning")

Dow Corning, a 50%-owned U.S. based manufacturer of silicone products represented $185 million of our investments accounted for by the equity method at December 31, 2003. In 1995, Corning fully impaired its investment of Dow Corning upon its entry into bankruptcy proceedings and did not recognize equity earnings from the second quarter of 1995 through the end of 2002. Corning began recognizing equity earnings in the first quarter of 2003 when management concluded that its emergence from bankruptcy protection was probable based on the Bankruptcy Court's findings on December 11, 2002. See discussion below for additional information for a history of this matter. With the exception of the remote possibility of a future bankruptcy related charge, Corning considers the difference between the carrying value of its investment in Dow Corning and its 50% share of Dow Corning's equity to be permanent. This difference is $270 million.

The financial position and results of operations of Dow Corning follow (in millions):

	For the years ended December 31,		
	2003	2002	2001
Statement of Operations:			
Net sales	**$ 2,873**	$ 2,610	$ 2,439
Gross profit	**$ 820**	$ 728	$ 542
Net income (loss)	**$ 177**	$ 59	$ (28)
Corning's equity in earnings of affiliated companies	**$ 82**		

	December 31,	
	2003	2002
Balance Sheet:		
Current assets	**$ 2,558**	$ 2,162
Long-lived assets	**$ 3,450**	$ 3,465
Current portion of long-term debt	**$ 9**	$ 13
Other current liabilities	**$ 1,185**	$ 1,159
Long-term debt	**$ 52**	$ 50
Long-term liabilities	**$ 212**	$ 108
Liabilities subject to compromise (1)	**$ 3,615**	$ 3,667
Minority interest	**$ 92**	$ 90

(1) Dow Corning's financial statements for 2003, 2002 and 2001 have been prepared in conformity with the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (SOP 90-7). SOP 90-7 requires a segregation of liabilities subject to compromise by the Bankruptcy Court as of the filing date (May 15, 1995) and identification of all transactions and events that are directly associated with the reorganization.

10. Investments (continued)

Dow Corning filed for bankruptcy protection to address pending and claimed liabilities arising from many thousand breast-implant product lawsuits each of which typically sought damages in excess of one million dollars. On November 8, 1998, Dow Corning and the Tort Claimants Committee jointly filed a revised Plan of Reorganization ("Joint Plan") which provided for the settlement or other resolution of implant claims. The Joint Plan included releases for third parties (including Corning and The Dow Chemical Company ("Dow Chemical") as shareholders) in exchange for contributions to the Joint Plan. By an order dated November 30, 1999, the Bankruptcy Court confirmed the Joint Plan, but with certain limitations concerning the third party releases as reflected in an opinion issued on December 21, 1999. On November 13, 2000, the U.S. District Court for the Eastern District of Michigan reversed the Bankruptcy Court's order, restored the third-party releases, and confirmed the Joint Plan. Certain foreign claimants, the U.S. government, and certain other tort claimants appealed from the District Court's order. On January 29, 2002, the U.S. Court of Appeals for the Sixth Circuit affirmed the determinations made in the District Court with respect to the foreign claimants, but remanded to the District Court for further proceedings with respect to certain lien claims of the U.S. government and with respect to the findings supporting the non-debtor releases in favor of Dow Corning's shareholders, foreign subsidiaries and insurers. The Plan proponents have settled the lien claims of the U.S. government for $9.8 million to be paid from the Settlement Fund under the Plan. On December 11, 2002, the District Court entered further findings and conclusions supporting the non-debtor releases. Certain tort claimants filed appeals to the U.S. Court of Appeals for the Sixth Circuit from the District Court's order. One group of foreign claimants has settled and dismissed their appeal, leaving a grouping of approximately 50 plaintiffs from Nevada as the remaining appellants. The appellate process may take another 6 months. If the Joint Plan with shareholder releases is upheld after all appeals, any remaining personal injury claims against Corning in these matters will be channeled to the resolution procedures under the Joint Plan. If the Joint Plan with shareholder releases is not upheld after all appeals, Corning would expect to defend any remaining claims against it (and any new claims) on the same grounds that led to a series of orders and judgments dismissing all claims against us in the federal courts and in many state courts as described under the heading Implant Tort Lawsuits immediately hereafter. Management believes that the claims against Corning lack merit and that the risk of material impact on Corning's financial statements is remote.

Under the terms of the Joint Plan, Dow Corning will establish a Settlement Trust and a Litigation Facility to provide a means for tort claimants to settle or litigate their claims. Dow Corning would have the obligation to fund the Trust and the Facility, over a period of up to 16 years, in an amount up to approximately $3.3 billion, subject to the limitations, terms and conditions stated in the Joint Plan. Corning and Dow Chemical have each agreed to provide a credit facility to Dow Corning of up to $150 million ($300 million in the aggregate), subject to the terms and conditions stated in the Joint Plan. The Joint Plan also provides for Dow Corning to make full payment, through cash and issuance of senior notes, to its commercial creditors. These creditors claim approximately $810 million in principal plus an additional sum for pendency interest, costs and fees from the petition date (May 15, 1995) through the effective date under the Plan when payment is made. The commercial creditors have contested the Bankruptcy Court's disallowance of their claims for post-petition interest at default rates of interest, and have appealed to the District Court. The District Court heard oral arguments on this appeal on May 2, 2002, and has not ruled. The amount of additional interest, costs and fees at issue in these claims against Dow Corning is approximately $100 million pre-tax.

Pittsburgh Corning Corporation ("PCC")

Corning and PPG Industries, Inc. ("PPG") each own 50% of the capital stock of PCC. Over a period of more than two decades, PCC and several other defendants have been named in numerous lawsuits involving claims alleging personal injury from exposure to asbestos. On April 16, 2000, PCC filed for Chapter 11 reorganization in the United States Bankruptcy Court for the Western District of Pennsylvania. As of the bankruptcy filing, PCC had in excess of 140,000 open claims and had insufficient remaining insurance and assets to deal with its alleged current and future liabilities. More than 100,000 additional claims have been filed with PCC after its bankruptcy filing. At the time PCC filed for bankruptcy protection, there were approximately 12,400 claims pending against Corning in state court lawsuits alleging various theories of liability based on exposure to PCC's asbestos products and typically requesting monetary damages in excess of one million dollars per claim. Corning has defended those claims on the basis of the separate corporate status of PCC and the absence of any facts supporting claims of direct liability arising from PCC's asbestos products. Corning is also currently named in approximately 11,200 other cases (approximately 40,700 claims) alleging injuries from asbestos and similar amounts of monetary damages per claim. Those cases have been covered by insurance without material impact to Corning to date. Asbestos litigation is inherently difficult, and past trends in resolving these claims may not be indicators of future outcomes.

10. Investments (continued)

In the bankruptcy court, PCC in April 2000 obtained a preliminary injunction against the prosecution of asbestos actions arising from PCC's products against its two shareholders to afford the parties a period of time ("the Injunction Period") in which to negotiate a plan of reorganization for PCC ("PCC Plan"). The Injunction Period was extended on several occasions through September 30, 2002, and later for a period from December 23, 2002, through January 23, 2003, and was reinstated as of April 22, 2003, and will now continue, pending developments with respect to the PCC Plan as described below.

On May 14, 2002, PPG announced that it had agreed with certain of its insurance carriers and representatives of current and future asbestos claimants on the terms of a settlement arrangement applicable to claims arising from PCC's products. The announced arrangement would permit PPG and certain of its insurers to make contributions of cash over a period of years, PPG's shares in PCC and Pittsburgh Corning Europe N.V. (PCE), a Belgian corporation, and an agreed number of shares of PPG's common stock in return for a release and injunction channeling claims against PPG into a settlement trust under the PCC Plan.

On March 28, 2003, Corning announced that it had reached agreement with representatives of current and future asbestos claimants on a settlement arrangement that will be incorporated into the PCC Plan. This settlement is subject to a number of contingencies, including a favorable vote by 75% of the asbestos claimants voting on the PCC Plan, and approval by the bankruptcy court. Corning's settlement will require the contribution, when the Plan becomes effective, of its equity interest in PCC, its one-half equity interest in PCE, and 25 million shares of Corning common stock. Corning also will be making cash payments of $136 million (net present value as of December 31, 2003) in six installments beginning in June 2005 assuming the Plan is effective. Corning will accelerate the cash funding, if necessary, to maximize the realization of tax benefits. In addition, Corning will assign policy rights or proceeds under primary insurance from 1962 through 1984, as well as rights or proceeds under certain excess insurance, most of which falls within the period from 1962 through 1973. In return for these contributions, Corning expects to receive a release and an injunction channeling asbestos claims against it into a settlement trust under the PCC Plan.

Corning recorded an initial charge of $298 million ($192 million after-tax) in the period ending March 31, 2003 to reflect the settlement terms. However, the amount of the charge for this settlement requires adjustment each quarter based upon movement in Corning's common stock price prior to contribution of the shares to the trust. Corning recorded total charges of $413 million ($263 million after-tax) to reflect the settlement and to mark-to-market the value of Corning common stock for the year ended December 31, 2003. This charge was previously reported as a nonoperating charge in our 2003 Quarterly Reports on Form 10-Q. Effective with this Annual Report, we have reclassified this charge to operating expenses in the consolidated statements of operations.

Two of Corning's primary insurers and several excess insurers have commenced litigation for a declaration of the rights and obligations of the parties under insurance policies, including rights that may be affected by the settlement arrangement described above. Corning is vigorously contesting these cases. Management is unable to predict the outcome of this insurance litigation.

The PCC Plan, a disclosure statement and various supplement Plan documents were filed with the Court in the second quarter of 2003. Additional supplemental plan documents were filed in mid-August 2003. In October 2003, the Court held a hearing to review the disclosure documents. The Court has announced a schedule projecting that the Plan and disclosure documents will be mailed to creditors for voting expected to be completed in March 2004, to be followed by confirmation hearings in May 2004. Although the confirmation of the PCC Plan is subject to a number of contingencies, management believes that the asbestos claims against Corning will be resolved without additional material impact on the company's financial statements and (apart from the quarterly adjustment in the value of 25 million shares of Corning common stock) believes the risk of additional loss is remote.

Other Investments

At December 31, 2003, other investments primarily represent our current holdings of 19 million shares of Avanex common stock. These shares were received as proceeds from the sale of certain photonic assets to Avanex. Approximately 17 million shares or 88% of these shares are contractually restricted from sale for more than one year. As such, these restricted shares have been accounted for at cost. Shares of Avanex stock that are saleable within one year have been adjusted to market value at December 31, 2003 and are accounted for as available-for-sale securities.

10. Investments (concluded)

At December 31, 2003, the fair value and cost of our equity securities was $67 million and $62 million, respectively. The difference between fair value and cost is due to gross unrealized gains of $5 million primarily on Avanex stock. At December 31, 2002, the fair value and cost of our equity securities was $23 million.

Proceeds from sales of other investments were $4 million and $1 million in 2003 and 2002, respectively, and related net realized losses included in income were $8 million and $1 million, respectively.

In 2002, we decided to divest our portfolio of cost based investments related to start-up companies with emerging technologies in the telecommunications industry. As a result, we impaired the portfolio to estimated fair market value. See Note 5 (Restructuring Actions) for further detail.

11. Property, Net

Property, net follows (in millions):

	December 31,	
	2003	2002
Land	**$ 80**	$ 93
Buildings	**1,946**	1,828
Equipment	**4,264**	4,620
Construction in progress	**745**	539
	7,035	7,080
Accumulated depreciation	**(3,415)**	(3,375)
Property, net	**$ 3,620**	$ 3,705

Approximately $9 million, $13 million and $49 million of interest costs were capitalized as part of property, net in 2003, 2002 and 2001, respectively.

12. Goodwill and Other Intangible Assets

The change in the carrying amount of goodwill for the year ended December 31 by segment follows (in millions):

	2003			2002		
	Telecom-munications	**Technologies**	**Total**	Telecom-munications	Technologies	Total
Balance at January 1	**$ 1,556**	**$ 159**	**$ 1,715**	$ 1,772	$ 165	$ 1,937
Foreign currency translation	**36**		**36**	90		90
Impairment				(400)		(400)
Divestitures	**(21)**		**(21)**	(16)	(6)	(22)
Acquisitions	**5**		**5**	110		110
Balance at December 31	**$ 1,576**	**$ 159**	**$ 1,735**	$ 1,556	$ 159	$ 1,715

Other intangible assets follow (in millions):

	December 31,					
	2003			2002		
	Gross	**Accumulated Amortization**	**Net**	Gross	Accumulated Amortization	Net
Amortized intangible assets:						
Patents and trademarks	**$ 145**	**$ 57**	**$ 88**	$ 138	$ 40	$ 98
Non-competition agreements	**113**	**89**	**24**	106	62	44
Other	**4**	**1**	**3**	5	2	3
Total amortized intangible assets	**262**	**147**	**115**	249	104	145
Unamortized intangible assets:						
Intangible pension assets	**51**		**51**	68		68
Total	**$ 313**	**$ 147**	**$ 166**	$ 317	$ 104	$ 213

12. Goodwill and Other Intangible Assets (concluded)

Amortized intangible assets are primarily related to the Telecommunications segment.

Amortization expense related to these intangible assets is expected to be approximately $36 million in 2004, $16 million in 2005, $11 million in 2006, $11 million in 2007, and insignificant thereafter.

13. Other Accrued Liabilities

Other accrued liabilities follow (in millions):

	December 31,	
	2003	2002
Restructuring reserves	**$ 186**	$ 405
Wages and employee benefits	**238**	224
Income taxes	**88**	153
Asbestos settlement (1)	**282**	
Other	**280**	355
Other accrued liabilities	**$ 1,074**	$ 1,137

(1) The $282 Asbestos settlement represents the fair value of Corning's 25 million shares at December 31, 2003 and Corning's investment balance of PCE to be contributed to the trust as part of the settlement. The remainder of Corning's reserve for this settlement is reflected in other long-term liabilities. See Note 10 (Investments) for further information related to the Asbestos settlement.

Our product warranty liability (included in "Other" in the table above) relates primarily to the Telecommunications segment.

A reconciliation of the changes in the product warranty liability for the year ended December 31 follows (in millions):

	2003	2002
Balance at January 1	**$ 64**	$ 60
Provision based on current year sales	**7**	15
Adjustments to liability existing on January 1 (1)	**(22)**	(4)
Foreign currency translation	**3**	4
Settlements made during the current year	**(11)**	(11)
Balance at December 31	**$ 41**	$ 64

(1) The 2003 adjustment primarily relates to the photonics technologies product line.

14. Long-Term Debt and Loans Payable

Long-term debt and loans payable follow (in millions):

	December 31,	
	2003	2002
Loans Payable		
Current portion of long-term debt	**$ 120**	$ 191
Other short-term borrowings	**26**	13
Total loans payable	**$ 146**	$ 204
Long-Term Debt		
Debentures, 6%, due 2003		$ 100
Euro notes, 5.625%, due 2005	**$ 173**	206
Debentures, 7%, due 2007, net of unamortized discount of $20 million in 2003 and $25 million in 2002	**80**	75
Convertible notes, 4.875%, due 2008	**96**	96
Convertible debentures, 3.5%, due 2008	**665**	665
Notes, 6.3%, due 2009	**150**	150
Euro notes, 6.25%, due 2010	**374**	310
Debentures, 6.75%, due 2013	**100**	100
Zero coupon convertible debentures, 2%, due 2015, redeemable and callable in 2005	**385**	1,606
Debentures, 8.875%, due 2016	**82**	86
Debentures, 8.875%, due 2021	**83**	88
Debentures, 7.625%, putable in 2004, due 2024	**100**	100
Medium-term notes, average rate 8.1%, due through 2025	**178**	242
Debentures, 6.85%, due 2029	**150**	150
Other, average rate 2.9%, due through 2015	**172**	180
Total long-term debt	**2,788**	4,154
Less current portion of long-term debt	**120**	191
Long-term debt	**$ 2,668**	$ 3,963

At December 31, 2003 and 2002, the weighted-average interest rate on short-term borrowings was 5.7% and 5.5%, respectively.

Based on borrowing rates currently available to us for loans with similar terms and maturities, the fair value of long-term debt was $3.0 billion at December 31, 2003.

The following table shows the maturities by year of total long-term debt and loans payable obligations at December 31, 2003 (in millions):

2004	2005	2006	2007	2008-2030
$146	$590	$46	$113	$1,932

The 7.625% debentures and the zero coupon convertible debentures are presented in the above table as due in 2004 and 2005, respectively, which is the earliest possible redemption date.

We have convertible debt of $665 million due November 1, 2008 that is convertible into approximately 69 million shares of common stock at an effective conversion price of $9.675 per share. The debentures are available for conversion into 103.3592 shares of Corning common stock if certain conditions are met. Each $1,000 debenture was issued at par and pays interest of 3.5% semi-annually on May 1 and November 1 of each year. We may repurchase securities at certain redemption prices beginning on November 8, 2004.

14. Long-Term Debt and Loans Payable (concluded)

We have $385 million of zero coupon convertible debentures outstanding. The initial price of the debentures was $741.92 with a 2% annual yield. Interest is compounded semi-annually with a 25% conversion factor. The remaining debentures mature on November 8, 2015, and are convertible into approximately 17 million shares of Corning common stock at the rate of 8.3304 per $1,000 debenture. We may call the debentures at any time on or after November 8, 2005. The debentures may be put to us for $819.54 on November 8, 2005 and $905.29 on November 8, 2010. The holder can convert the debenture into Corning common stock at any time prior to maturity or redemption. We have the option of settling this obligation in cash, common stock, or a combination of both.

During the years ended December 31, 2003 and 2002, we repurchased and retired a significant portion of our zero coupon convertible debentures due November 8, 2015. In 2003, we repurchased and retired 1,531,000 debentures with an accreted value of $1.2 billion for cash of approximately $1.1 billion through open market purchases and a public tender offer and recorded a net gain of $55 million. We also issued 6.5 million shares of common stock from treasury in exchange for 55,000 debentures with an accreted value of $43 million, and we recognized a charge of $35 million reflecting the fair value of the incremental shares issued beyond those required by the terms of the debentures. The increase in equity due to the issuance of shares from treasury stock was $77 million. We recorded the net gain of $20 million on these repurchases as a component of income from continuing operations.

The following table summarizes the activity related to our zero coupon convertible debentures (dollars in millions):

	For the years ended December 31,	
	2003	2002
Bonds repurchased or exchanged for equity	**1,586,000**	638,987
Book value	**$ 1,239**	$ 493
Fair value	**$ 1,154**	$ 308
Pre-tax gain (1)	**$ 20**	$ 176
After-tax gain (1)	**$ 13**	$ 108

(1) Net of the write-off of unamortized issuance and deal costs.

In addition to our zero coupon debentures, we repurchased and retired 60,000 euro notes due 2005 with a book value of 60 million euros for cash of 63 million euros (including accrued interest) or $70 million. We recorded a loss of $1 million on the transaction.

We also have $100 million of convertible subordinated notes bearing interest at 4.875%, due in 2008. The notes are convertible into 6 million shares of Corning common stock at a conversion price of approximately $16 per share.

We have full access to a $2.0 billion revolving line of credit with a syndicate of banks. The line of credit expires in August 2005. There were no borrowings under the agreement at December 31, 2003. The revolving credit agreements provide for borrowing of U.S. dollars and Eurocurrency at various rates and supports our commercial paper program when available. The facility includes a covenant requiring us to maintain a total debt to total capital ratio, as defined, not greater than 60%. At December 31, 2003, this ratio was 34%.

15. Employee Retirement Plans

Defined Benefit Plans

We have defined benefit pension plans covering certain domestic and international employees. Our funding policy has been to contribute, as necessary, an amount in excess of the minimum requirements determined jointly by us and our consulting actuaries to achieve the company's long-term funding targets. In 2003, we made a voluntary incremental contribution of $160 million to the pension trust.

In 2000, we amended our U.S. pension plan to include a cash balance pension feature. All salaried and non-union hourly employees hired before July 1, 2000 were given the choice of staying in the existing plan or participating in the cash balance plan beginning January 1, 2001. Salaried employees hired after July 1, 2000 automatically became participants in the new cash balance plan. Under the cash balance plan, employee accounts are credited monthly with a percentage of eligible pay based on age and years of service. Benefits are 100% vested after five years of service.

15. Employee Retirement Plans (continued)

Corning and certain of its domestic subsidiaries also offer postretirement plans that provide health care and life insurance benefits for retirees and eligible dependents. Certain employees may become eligible for such postretirement benefits upon reaching retirement age. Prior to January 1, 2003, our principal retiree medical plans required retiree contributions each year equal to the excess of medical cost increases over general inflation rates. In response to rising health care costs, effective January 1, 2003, we changed our cost-sharing approach for retiree medical coverage. For current retirees (including surviving spouses) and active employees eligible for the salaried retiree medical program, we are placing a "cap" on the amount we will contribute toward retiree medical coverage in the future. The cap will equal 150% of our 2001 contributions toward retiree medical benefits. Once our contributions toward retiree medical costs reach this cap, impacted retirees will have to pay the excess amount, in addition to their regular contributions for coverage.

We use a December 31 measurement date for the majority of our plans.

Obligations and Funded Status

The change in benefit obligation and funded status of our employee retirement plans follow (in millions):

	Pension Benefits		Postretirement Benefits	
December 31,	**2003**	2002	**2003**	2002
Change in Benefit Obligation				
Benefit obligation at beginning of year	**$ 1,890**	$ 1,742	**$ 718**	$ 631
Service cost	**33**	37	**9**	11
Interest cost	**126**	125	**48**	52
Plan participants' contributions	**2**	3	**4**	4
Amendments	**(1)**	22	**(17)**	(80)
Curtailment gain	**(9)**	(15)	**(12)**	(9)
Special termination benefits	**15**	21	**10**	11
Actuarial losses	**168**	82	**124**	151
Benefits paid	**(158)**	(147)	**(55)**	(53)
Foreign currency translation	**29**	20		
Benefit obligation at end of year	**2,095**	1,890	**829**	718
Change in Plan Assets				
Fair value of plan assets at beginning of year	**1,517**	1,628		
Actual gain (loss) on plan assets	**292**	(76)		
Employer contributions	**170**	96		
Plan participants' contributions	**2**	3		
Benefits paid	**(158)**	(147)		
Foreign currency translation	**16**	13		
Fair value of plan assets at end of year	**1,839**	1,517		
Unfunded status	**(256)**	(373)	**(829)**	(718)
Unrecognized transition asset	**(1)**	(1)		
Unrecognized prior service cost (credit)	**53**	70	**(78)**	(71)
Unrecognized actuarial loss	**409**	402	**235**	127
Recognized asset (liability)	**$ 205**	$ 98	**$ (672)**	$ (662)
Amounts recognized in the consolidated balance sheets consist of:				
Prepaid benefit cost	**$ 338**	$ 205		
Accrued benefit liability	**(133)**	(107)	**$ (672)**	$ (662)
Additional minimum liability	**(311)**	(348)		
Intangible asset	**52**	68		
Accumulated other comprehensive loss	**259**	280		
Recognized asset (liability)	**$ 205**	$ 98	**$ (672)**	$ (662)

15. Employee Retirement Plans (continued)

The accumulated benefit obligation for all defined benefit pension plans was $2.0 billion and $1.8 billion at December 31, 2003 and 2002, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets follows (in millions):

	December 31,	
	2003	2002
Projected benefit obligation	**$ 1,902**	$ 1,724
Accumulated benefit obligation	**1,808**	1,644
Fair value of plan assets	**1,641**	1,351

Information for pension plans with a projected benefit obligation in excess of plan assets follows (in millions):

	December 31,	
	2003	2002
Projected benefit obligation	**$ 2,060**	$ 1,786
Accumulated benefit obligation	**1,958**	1,691
Fair value of plan assets	**1,794**	1,408

The components of net periodic benefit expense for our employee retirement plans follow (in millions):

	Pension Benefits			Postretirement Benefits		
Years ended December 31,	**2003**	2002	2001	**2003**	2002	2001
Service cost	**$ 33**	$ 37	$ 38	**$ 9**	$ 11	$ 14
Interest cost	**126**	125	118	**48**	52	43
Expected return on plan assets	**(146)**	(159)	(161)			
Amortization of transition asset			(1)			
Amortization of net loss (gain)	**9**	2	(6)	**5**	2	
Amortization of prior service cost (credit)	**9**	11	14	**(6)**	(1)	(1)
Net periodic benefit expense	**31**	16	2	**56**	64	56
Discontinued operations		9	2		(7)	1
Curtailment loss (gain)	**9**	10	44	**(5)**	(2)	(13)
Special termination benefits	**15**	21	18	**10**	11	17
Total expense	**$ 55**	$ 56	$ 66	**$ 61**	$ 66	$ 61

Additional information on our pension plan follows (in millions):

	Pension Benefits	
	2003	2002
(Decrease) increase in minimum liability included in other comprehensive income (loss), after tax	**$(26)** (1)	$173

(1) Includes $12 million after-tax decrease in minimum liability included in other comprehensive income related to an investment accounted for under the equity method.

Measurement of postretirement benefit expense is based on assumptions used to value the postretirement benefit obligation at the beginning of the year.

15. Employee Retirement Plans (continued)

The weighted-average assumptions for our domestic employee retirement plans follow (in millions):

Weighted-average assumptions used to determine benefit obligations at December 31	Pension Benefits			Postretirement Benefits		
	2003	2002	2001	**2003**	2002	2001
Discount rate	**6.25%**	6.75%	7.25%	**6.25%**	6.75%	7.25%
Rate of compensation increase	**4.50%**	4.50%	4.50%	**4.50%**	4.50%	4.50%

Weighted-average assumptions used to determine net cost for years ended December 31	Pension Benefits			Other Benefits		
	2003	2002	2001	**2003**	2002	2001
Discount rate	**6.75%**	7.25%	7.75%	**6.75%**	7.25%	7.75%
Expected return on plan assets	**8.50%**	9.00%	9.00%			
Rate of compensation increase	**4.50%**	4.50%	4.50%	**4.50%**	4.50%	4.50%

The expected rate of return on assets was based on the current interest rate environment and historical market premiums of equity and other asset classes relative to fixed income rates.

Assumed Health Care Trend Rates at December 31	2003	2002
Health care cost trend rate assumed for next year	**10%**	9%
Rate that the cost trend rate gradually declines to	**5%**	5%
Year that the rate reaches the ultimate trend rate	**2009**	2007

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans.

A one-percentage-point change in assumed health care cost trend rates would have the following effects (in millions):

	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total of service and interest cost	$ 4.1	$ (3.4)
Effect on postretirement benefit obligation	$ 52.9	$ (44.7)

Medicare Prescription Drug, Improvement and Modernization Act of 2003

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was passed which expands Medicare to include an outpatient prescription drug benefit beginning in 2006. In January 2004, the FASB issued Staff Position No. FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("FSP No. 106-1")," which provides preliminary accounting guidance on how to account for the effects of the Act on postretirement benefit plans. As permitted by FSP No. 106-1, we have elected to defer accounting for the impact of the Act until the FASB issues final accounting guidance later in 2004. Such guidance from the FASB is pending and that guidance, when issued, could require us to change previously reported information. We are currently evaluating the impact of the Act on our postretirement benefit plans.

Plan Assets (domestic plans only)

Corning's pension plan weighted average asset allocation for domestic pension plans at December 31, 2003 and December 31, 2002, by asset category is as follows:

	Plan Assets At December 31,	
	2003	2002
Equity Securities	**50%**	44%
Fixed Income Securities	**34%**	37%
Real Estate	**8%**	11%
Other	**8%**	8%
Total	**100%**	100%

15. Employee Retirement Plans (concluded)

The total fair value of domestic plan assets at December 31, 2003 is $1,672 million and the expected long-term rate of return on these assets is 8.5%.

We have an investment policy for domestic pension plans with a primary objective to adequately provide for both the growth and liquidity needed to support all current and future benefit payment obligations. The investment strategy is to invest in a diversified portfolio of assets which are expected to satisfy the above objective and produce both absolute and risk adjusted returns competitive with a benchmark that is 60% Russell 3000 Index and 40% Lehman Long Government/Credit Index. The strategy includes the following target asset allocation:

Equity Securities	50%
Fixed Income Securities	32%
Real Estate	8%
Other	10%
Total	100%

A tactical allocation mandate, which is part of the overall investment strategy, allows the actual allocation in equity securities to be reduced by maximum of 10% relative to the total based on market valuations.

Equity securities include Corning common stock in the amount of $5.7 million (0.3% of total plan assets) and $1.8 million (0.1% of total plan assets) at December 31, 2003 and 2002, respectively.

Cash Flows Data (domestic plans only)

We expect to contribute $40 million to its domestic pension plans in 2004.

The following benefit payments, which reflect expected future service, are expected to be paid for the domestic plans (in millions):

	Pension Benefits	Postretirement Benefits
2004	$ 138	$ 68
2005	137	72
2006	136	75
2007	135	77
2008	134	79
Years 2009-2013	663	408

Other Benefit Plans

We offer defined contribution plans covering employees meeting certain eligibility requirements. On January 1, 2003, we reduced our matching contributions to the domestic Corning Incorporated Investment Plan by 2.5% of pay for all salaried employees. This reduction was temporary, and we increased our contributions to prior levels on January 1, 2004. Total consolidated defined contribution plan expense was $24 million, $44 million and $56 million for the years ended December 31, 2003, 2002 and 2001, respectively.

16. Commitments, Contingencies, Guarantees and Hedging Activities

Commitments, Contingencies and Guarantees

In 2003, we adopted the initial recognition and measurement provisions of FIN 45. We do not routinely provide significant third-party guarantees and, as a result, this interpretation has not had a material effect on our consolidated financial statements. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

We provide financial guarantees and incur contingent liabilities in the form of purchase price adjustments related to attainment of milestones, stand-by letters of credit and performance bonds. These guarantees have various terms, and none of these guarantees are individually significant.

16. Commitments, Contingencies, Guarantees and Hedging Activities (continued)

Minimum rental commitments under leases outstanding at December 31, 2003 follow (in millions):

2004	2005	2006	2007	2008	2009 and thereafter
$44	$33	$29	$39	$42	$113

Total rental expense was $66 million for 2003, $85 million for 2002 and $89 million for 2001.

Corning and PPG each own 50% of the capital stock of PCC. PCC and several other defendants have been named in numerous lawsuits involving claims alleging personal injury from exposure to asbestos. See Note 10 (Investments) for a more complete discussion.

The ability of certain subsidiaries and associated companies to transfer funds is limited by provisions of certain loan agreements and foreign government regulations. At December 31, 2003, the amount of equity subject to such restrictions for consolidated subsidiaries totaled $43 million. While this amount is legally restricted, it does not result in operational difficulties since we have generally permitted subsidiaries to retain a majority of equity to support their growth programs. In addition, we have provided other financial guarantees and contingent liabilities in the form of purchase price adjustments related to attainment of milestones, stand-by letters of credit and performance bonds. We have agreed to provide a credit facility related to Dow Corning as discussed in Note 10 (Investments). The funding of the Dow Corning credit facility is subject to events connected to the Bankruptcy Plan. The purchase obligations primarily represent take or pay contracts associated with our hardware and equipment operations. We believe a significant majority of these guarantees and contingent liabilities will expire without being funded.

The amounts of our obligations follow (in millions):

		Amount of commitment and contingency expiration per period				
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	5 years and thereafter
Performance bonds and guarantees	$ 170	$ 31	$ 2	$ 1		$ 136
Contingent purchase price for acquisitions	36	36				
Dow Corning credit facility	150					150
Purchase obligations	48	15	14	11	$ 8	
Stand-by letters of credit	16	6				10
Loan guarantees	25		4			21
Total other commercial commitments and contingencies	**$445**	**$ 88**	**$ 20**	**$ 12**	**$ 8**	**$ 317**

We have two VIEs that are not consolidated as we are not the primary beneficiary. The assets and debt of these entities total $12 million. Our maximum loss exposure as a result of our involvement with these unconsolidated VIEs is approximately $18 million. This amount represents payments that would be due to the VIE in the event of a total loss of the equipment. We carry insurance coverage for this risk.

Hedging Activities

We operate and conduct business in many foreign countries. As a result, there is exposure to potentially adverse movement in foreign currency exchange rates. We enter into foreign exchange forward and option contracts with durations generally 15 months or less to reduce our exposure to exchange rate risk on foreign source income and purchases. The objective of these contracts is to neutralize the impact of foreign currency exchange rate movements on our operating results.

We engage in foreign currency hedging activities to reduce the risk that changes in exchange rates will adversely affect the eventual net cash flows resulting from the sale of products to foreign customers and purchases from foreign suppliers. The hedge contracts reduce the exposure to fluctuations in exchange rate movements because the gains and losses associated with foreign currency balances and transactions are generally offset with gains and losses of the hedge contracts. Because the impact of movements in foreign exchange rates on hedge contracts offsets the related impact on the underlying items being hedged, these financial instruments help alleviate the risk that might otherwise result from currency exchange rate fluctuations.

16. Commitments, Contingencies, Guarantees and Hedging Activities (concluded)

The following table (in millions) summarizes the notional amounts and respective fair values of the derivative financial instruments at December 31, 2003. These contracts are held by Corning and its subsidiaries and mature at varying dates:

	Notional Amount	Fair Value
Foreign exchange forward contracts	$ 182	$ 3
Foreign exchange option contracts	$ 379	$ (10)

The forward and option contracts we use in managing our foreign currency exposures contain an element of risk in that the counterparties may be unable to meet the terms of the agreements. However, we minimize this risk by limiting the counterparties to a diverse group of highly-rated major domestic and international financial institutions with which we have other financial relationships. We are exposed to potential losses in the event of non-performance by these counterparties; however, we do not expect to record any losses as a result of counterparty default. We do not require and are not required to place collateral for these financial instruments.

17. Shareholders' Equity

Preferred Stock

We have 10 million authorized shares of Preferred Stock, par value $100 per share.

Series A Junior Participating Preferred Stock
Of the authorized shares, we have designated 2.4 million shares as Series A Junior Participating Preferred Stock for which no shares have been issued.

In June 1996, the Board of Directors approved the renewal of the Preferred Share Purchase Right Plan, which entitles shareholders to purchase 0.01 of a share of Series A Junior Participating Preferred Stock upon the occurrence of certain events. In addition, the rights entitle shareholders to purchase shares of common stock at a 50% discount in the event a person or group acquires 20% or more of our outstanding common stock. The preferred share purchase rights became effective July 15, 1996 and expire July 15, 2006.

Series C Mandatory Convertible Preferred Stock
In July and August 2002, we issued 5.75 million shares of 7% Series C mandatory convertible preferred stock having a liquidation preference of $100 per share, plus accrued and unpaid dividends, and resulting in gross proceeds of $557 million. The mandatory convertible stock has an annual dividend rate of 7%, payable quarterly in cash. The first dividend payment date was November 16, 2002. The dividends are also payable immediately upon conversion to Corning common stock. At the time we issued the Series C convertible stock, a one-time dividend was declared for all dividends that will be payable from issuance through the mandatory conversion date of August 16, 2005. We secured the payment of the dividends through the issuance of a promissory note and used a portion of the proceeds from the sale of the Series C preferred stock to purchase $117 million of U.S. treasury securities that were pledged as collateral to secure the payments on the promissory note. As a result, net proceeds of the offering were $440 million.

The Series C preferred stock will automatically convert on the mandatory conversion date of August 16, 2005, into between 50.813 and 62.5 shares of Corning common stock, depending on the then current market price. At any time prior to the mandatory conversion date, holders may elect to convert in whole or part of their shares of Series C preferred stock into 50.813 shares of common stock plus an amount of cash equal to the market value at that time of the pro rata share of the collateral portfolio that secures the promissory note. At December 31, 2003, approximately 4.9 million shares of the Series C preferred stock had been converted into 248.8 million common shares.

As the closing price of Corning common stock was $1.60 on July 31, 2002, the holder could immediately convert the Series C preferred stock and obtain a value of $101.72 (50.813 shares valued at $1.60 plus $20.42 in future dividends) indicating that the preferred stock contains a beneficial conversion feature of $1.72 per preferred share. The beneficial conversion totaled approximately $10 million and was charged to additional paid in capital. The beneficial conversion was also deducted from earnings attributable to common shareholders in the 2002 earnings per share calculations.

17. Shareholders' Equity (continued)

Common Stock

In July 2003, we completed an equity offering of 45 million shares of common stock generating net proceeds of approximately $363 million. This offering's net proceeds were used to reduce debt through open market repurchases, public tender offers or other methods, and for general corporate purposes. We invest the net proceeds in short-term, interest bearing, investment grade obligations until they are applied as described.

In May 2003, we completed an equity offering of 50 million shares of common stock generating net proceeds of approximately $267 million. We used the net proceeds of this offering and approximately $356 million of existing cash to reduce debt through a public tender offer in the second quarter of 2003 as discussed in Note 14 (Long-Term Debt and Loans Payable).

On July 9, 2001, we announced the discontinuation of the payment of dividends on our common stock. Dividends paid to common shareholders in 2001 totaled $112 million.

Treasury Stock

We did not repurchase any of our common stock in 2003. On July 22, 2002, we repurchased 5.5 million shares of our common stock for $23 million in a privately negotiated transaction.

17. Shareholders' Equity (concluded)

Accumulated Other Comprehensive Income (Loss)

Components of other comprehensive income (loss), accumulated in shareholders' equity, are reported net of income taxes, follow (in millions):

	Foreign currency translation adjustment	Minimum pension liability adjustment	Net unrealized gains (losses) on investments	Net unrealized gains (losses) on cash flow hedges	Accumulated other comprehensive (loss) income
December 31, 2000	$ (168)		$ 41		$ (127)
Foreign currency translation adjustment	(31)				(31)
Unrealized loss on investments (net of tax of $17 million)			(27)		(27)
Realized gains on securities (net of tax of $12 million)			(18)		(18)
Cumulative effect of adoption of SFAS No. 133				$ 3	3
Unrealized derivative gain on cash flow hedges (net of tax of $7 million)				11	11
Reclassification adjustments on cash flow hedges (net of tax of $2 million)				(4)	(4)
December 31, 2001	(199)		(4)	10	(193)
Foreign currency translation adjustment	208				208
Minimum pension liability adjustment		$ (173)			(173)
Unrealized gain on investments (net of tax of $1 million)			1		1
Realized loss on securities (net of tax of $3 million)			5		5
Unrealized derivative loss on cash flow hedges (net of tax of $17 million)				(27)	(27)
Reclassification adjustments on cash flow hedges (net of tax of $6 million)				9	9
December 31, 2002	9	(173)	2	(8)	(170)
Foreign currency translation adjustment	239				239
Minimum pension liability adjustment (1)		26			26
Unrealized gain on investments (net of tax of $2 million)			4		4
Realized gain on securities (net of tax of $2 million)			(3)		(3)
Unrealized derivative loss on cash flow hedges (net of tax of $4 million)				(30)	(30)
Reclassification adjustments on cash flow hedges (net of tax of $4 million)				32	32
December 31, 2003	**$ 248**	**$ (147)**	**$ 3**	**$ (6)**	**$ 98**

(1) Includes adjustments from Dow Corning.

18. Loss Per Common Share

Basic loss per common share is computed by dividing loss attributable to common shareholders by the weighted-average number of common shares outstanding for the period. The net loss attributable to common shareholders for 2002 is further increased by the Series C mandatory convertible preferred stock dividend requirement.

Diluted loss per common share is computed by dividing net loss attributable to common shareholders, adjusted for the preferred dividend requirements in 2002, by the weighted average shares outstanding. Since we reported a loss from continuing operations in 2003, 2002 and 2001, the diluted loss per share is the same as basic, as any potentially dilutive securities would reduce the loss per share from continuing operations.

A reconciliation of the basic and diluted loss per common share from continuing operations computations for 2003, 2002 and 2001 follows (in millions, except per share amounts):

	For the years ended December 31,								
	2003			2002			2001		
	Loss	**Weighted-Average Shares**	**Per Share Amount**	Loss	Weighted-Average Shares	Per Share Amount	Loss	Weighted-Average Shares	Per Share Amount
Loss from continuing operations	**$ (223)**			$(1,780)			$(5,532)		
Less: Preferred stock dividend requirements				128			1		
Loss income from continuing operations attributable to common shareholders	**(223)**			(1,908)			(5,533)		
Basic and Diluted Loss Per Common Share	**$ (223)**	**1,274**	**$(0.18)**	$(1,908)	1,030	$(1.85)	$(5,533)	933	$(5.93)

The potential common shares excluded from the calculation of diluted loss per share because their effect would be anti-dilutive and the amount of stock options excluded from the calculation of diluted loss per share because their exercise price was greater than the average market price of the common shares of the periods presented follow (in millions):

	For the years ended December 31,		
	2003	2002	2001
Potential common shares excluded from the calculation of diluted loss per share:			
Stock options	**19**	1	6
7% mandatory convertible preferred stock	**65**	31	
Convertible preferred stock			1
4.875% convertible notes	**6**	6	6
3.5% convertible debentures	**69**	69	9
Zero coupon convertible debentures	**10**	21	23
Total	**169**	128	45
Stock options excluded from the calculation of diluted loss per share because the exercise price was greater than the average market price of the common shares	**76**	84	48

19. Stock Compensation Plans

At December 31, 2003, our stock compensation programs are in accordance with the 2000 Employee Equity Participation Program and 2000 Equity Plan for Non-Employee Directors Program. For calendar years beginning January 1, 2001, 3.5% of our common stock outstanding at the beginning of the year and any ungranted shares from prior years will be available for grant in the current year. At December 31, 2003, 76.9 million shares will be available under these programs for 2004. Any remaining shares available for grant, but not yet granted will be carried over and used in the following year.

19. Stock Compensation Plans (continued)

Stock Option Plans

Our stock option plans provide non-qualified and incentive stock options to purchase unissued or treasury shares at the market price on the grant date and generally become exercisable in installments from one to five years from the grant date. The maximum term of non-qualified and incentive stock options is 10 years from the grant date.

Changes in the status of outstanding options were as follows:

	Number of Shares (in thousands)	Weighted-Average Exercise Price
Options outstanding January 1, 2001	45,003	$ 42.27
Options granted under plans	29,784	$ 21.02
Options exercised	(1,258)	$ 9.40
Options terminated	(1,138)	$ 37.53
Options outstanding December 31, 2001	72,391	$ 34.21
Options granted under plans	26,852	$ 4.55
Options exercised	(56)	$ 1.86
Options terminated	(1,860)	$ 23.20
Options outstanding December 31, 2002	97,327	$ 26.47
Options granted under plans	40,953	$ 5.85
Options exercised	(1,547)	$ 6.75
Options terminated	(1,381)	$ 16.26
Options outstanding December 31, 2003	**135,352**	**$ 20.58**
Options exercisable at December 31, 2003	**72,867**	**$ 27.47**
Options exercisable at December 31, 2002	42,428	$ 28.96
Options exercisable at December 31, 2001	20,882	$ 26.33

The weighted-average fair value of options granted was $3.82 in 2003, $3.64 in 2002 and $13.83 in 2001.

The following table summarizes information about our stock option plans at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2003 (in thousands)	Weighted-Average Remaining Contractual Life in Years	Weighted-Average Exercise Price	Number Exercisable at December 31, 2003 (in thousands)	Weighted-Average Exercise Price
$ 0.47 to 3.80	15,551	8.9	$ 3.15	1,444	$ 1.60
$ 4.06 to 6.93	23,606	8.9	$ 4.76	2,987	$ 4.79
$ 7.08 to 9.95	39,014	7.6	$ 8.41	22,128	$ 8.64
$ 10.04 to 15.95	13,271	7.2	$ 14.07	10,133	$ 14.77
$ 16.08 to 29.58	13,198	7.1	$ 19.82	12,410	$ 19.62
$ 30.01 to 59.50	13,348	6.7	$ 47.28	11,273	$ 46.98
$ 60.24 to 70.75	9,791	6.7	$ 67.02	9,033	$ 67.45
$71.04 to 111.00	7,573	6.5	$ 73.95	3,459	$ 75.74
	135,352	7.7	$ 20.58	72,867	$ 27.47

19. Stock Compensation Plans (concluded)

Incentive Stock Plans

The Corning Incentive Stock Plan permits stock grants, either determined by specific performance goals or issued directly, in most instances, subject to the possibility of forfeiture and without cash consideration.

In 2003, 2002 and 2001, grants of 1,842,000 shares, 88,500 shares and 1,028,000 shares, respectively, were made under this plan. The weighted-average price of the grants was $10.61 in 2003, $7.15 in 2002 and $36.89 in 2001, respectively. A total of 2.2 million shares issued remain subject to forfeiture at December 31, 2003.

We apply APB No. 25 accounting for our stock-based compensation plans. Compensation expense is recorded for awards of shares or share rights over the period earned. Compensation expense of $1 million, $1 million and $79 million after-tax was recorded in 2003, 2002 and 2001, respectively.

SFAS No. 123 requires that reload options be treated as separate grants from the related original option grants. Under our reload program, upon exercise of an option, employees may tender unrestricted shares owned at the time of exercise to pay the exercise price and related tax withholding, and receive a reload option covering the same number of shares tendered for such purposes at the market price on the date of exercise. The reload options vest in one year and are only granted in certain circumstances according to the original terms of the option being exercised. The existence of the reload feature results in a greater number of options being measured.

For purposes of SFAS No. 123 disclosure, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model.

The following are weighted-average assumptions used for grants under our stock plans in 2003, 2002 and 2001, respectively:

For Options Granted During	**2003**	2002	2001
Expected life in years	**5**	5	6
Risk free interest rate	**2.9%**	4.0%	4.8%
Dividend yield			0.46%
Expected volatility	**79%**	80%	75%

We discontinued payment of dividends on our common stock in July 2001. The dividend yield assumption applies to grants prior to July 2001.

Worldwide Employee Share Purchase Plan

In addition to the Stock Option Plan and Incentive Stock Plans, we have a Worldwide Employee Share Purchase Plan ("WESPP"). Under the WESPP, substantially all employees can elect to have up to 10% of their annual wages withheld to purchase our common stock. The purchase price of the stock is 85% of the lower of the beginning-of-quarter or end-of-quarter market price.

20. Business Combinations and Divestitures

Purchases

The transactions listed on the following table were all accounted for under the purchase method of accounting. We are responsible for estimating the fair value of the assets and liabilities acquired. We have made estimates and assumptions that affect the reported amounts of assets, liabilities and expenses resulting from such acquisitions. From time to time we use our common stock as consideration for business combinations. The value of the common stock is based upon the average closing price of Corning common stock for a range of days surrounding the agreement or announcement and adjusted for a discount commensurate with restrictions on the shares, if applicable.

20. Business Combinations and Divestitures (concluded)

We had no acquisitions in 2003. The following table presents information related to our acquisitions for the years ended December 31, 2002 and 2001 (in millions):

Acquisition	Date	Initial Price	Form	Goodwill & Intangibles
Lucent Technologies Joint Ventures (1)	9/02	$ 198	Cash/Stock	$ 110
Tropel Corporation (2)	3/01	$ 160	Cash/Stock	$ 155

(1) Acquisition of 56% interest in Lucent Technologies Shanghai Fiber Optic Co., Ltd. and a 68% interest in Lucent Technologies Beijing Fiber Optic Cable Co., Ltd. from Lucent Technologies. The Shanghai-based company manufactures optical fiber and the Beijing-based company manufactures fiber cable. Purchase price included 30 million shares of Corning common stock valued at $48 million. These entities are included in the Telecommunications segment.

(2) Manufacturer of precision optics and metrology instruments for the semiconductor and other industries. Purchase price included 1.95 million shares of Corning common stock valued at $94 million.

Divestitures

Photonic Technologies

In July 2003, we completed the sale of certain optical component products to Avanex. See Note 5 (Restructuring Actions) for a description of the transaction.

Appliance Controls Group

In May 2002, we completed the sale of our appliance controls group, which was included in the controls and connectors products within the Telecommunications segment. During 2002, we received proceeds of $30 million and realized a loss on the sale of approximately $16 million ($10 million after-tax). This loss is included in restructuring, impairment and other charges in the consolidated statements of operations.

21. Operating Segments

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," set standards for reporting information regarding operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision-making group is comprised of the Chairman and Chief Executive Officer, Vice Chairman and Chief Financial Officer, President and Chief Operating Officer, President-Corning Technologies, Executive Vice President-Chief Administrative Officer and Executive Vice President-Chief Technology Officer.

We are a world-leading provider of optical fiber and cable and hardware and equipment products for the telecommunications industry; high-performance glass for computer monitors, and other information display applications; advanced optical materials for the semiconductor industry and the scientific community; scientific laboratory products for the scientific community; ceramic substrates for the automotive industry; specialized polymer products for biotechnology applications; and other technologies.

Our reportable operating segments consist of Telecommunications and Technologies. We include the earnings of equity affiliates that are closely associated with our operating segments in that respective segment's net income. Segment amounts exclude revenues, expenses and equity earnings not specifically identifiable to segments.

We prepared the financial results for our operating segments on a basis that is consistent with the manner in which we internally disaggregate financial information to assist in making internal operating decisions. We have allocated certain common expenses among segments differently than we would for stand-alone financial information prepared in accordance with GAAP. These expenses include interest, taxes and corporate functions. Segment net income may not be consistent with measures used by other companies. The accounting policies of our operating segments are the same as those applied in the consolidated financial statements. Revenue attributed to geographic areas is based on the location of the customer.

21. Operating Segments (continued)

Operating Segments (In millions)	Telecom-munications	Technologies	Non-segment/ Other items	Consolidated Total
For the year ended December 31, 2003				
Net sales	$ 1,426	$ 1,641	$ 23	$ 3,090
Depreciation (1)	$ 246	$ 232	$ 2	$ 480
Amortization of purchased intangibles	$ 37			$ 37
Research, development and engineering expenses (2)	$ 120	$ 227	$ (3)	$ 344
Restructuring, impairment and other charges and credits (3)	$ (36)	$ 134	$ 13	$ 111
Interest expense (4)	$ 75	$ 79		$ 154
Benefit for income taxes	$ (78)	$ (6)	$ (170)	$ (254)
Loss before minority interests and equity (losses) earnings (5)	$ (158)	$ (98)	$ (249)	$ (505)
Minority interests (6)		73		73
Equity in (losses) earnings of associated companies, net of impairments	(11)	137	83	209
Net (loss) income	$ (169)	$ 112	$ (166)	$ (223)
Investment in associated companies, at equity	$ 59	$ 713	$ 206	$ 978
Segment assets (7)	$ 1,901	$ 2,576	$ 6,275	$ 10,752
Capital expenditures	$ 15	$ 349	$ 27	$ 391
For the year ended December 31, 2002				
Net sales	$ 1,631	$ 1,513	$ 20	$ 3,164
Depreciation (1)	$ 379	$ 245	$ (6)	$ 618
Amortization of purchased intangibles	$ 41		$ 2	$ 43
Research, development and engineering expenses (2)	$ 308	$ 177	$ (2)	$ 483
Restructuring, impairment and other charges and credits (3)	$ 1,722	$ 150	$ 208	$ 2,080
Interest expense (4)	$ 99	$ 71	$ 9	$ 179
(Benefit) provision for income taxes	$ (722)	$ (28)	$ 24	$ (726)
Loss before minority interests and equity (losses) earnings (5)	$ (1,838)	$ (145)	$ (11)	$ (1,994)
Minority interests (6)	1	96	1	98
Equity in (losses) earnings of associated companies, net of impairments	(60)	168	8	116
Income from discontinued operations			478	478
Net (loss) income	$ (1,897)	$ 119	$ 476	$ (1,302)
Investment in associated companies, at equity	$ 72	$ 655	$ 19	$ 746
Segment assets (7)	$ 2,243	$ 2,382	$ 6,781	$ 11,406
Capital expenditures	$ 49	$ 183	$ 84	$ 316
For the year ended December 31, 2001				
Net sales	$ 4,458	$ 1,568	$ 21	$ 6,047
Depreciation (1)	$ 401	$ 215	$ 5	$ 621
Amortization of purchased intangibles	$ 76			$ 76
Research, development and engineering expenses (2)	$ 474	$ 151	$ (3)	$ 622
Restructuring, impairment and other charges and credits (3)	$ 5,404	$ 122	$ 191	$ 5,717
Interest expense (4)	$ 104	$ 48	$ 1	$ 153
Benefit for income taxes	$ (336)	$ (38)	$ (94)	$ (468)
Loss before minority interests and equity earnings (5)	$ (5,215)	$ (53)	$ (425)	$ (5,693)
Minority interests		13		13
Equity in earnings of associated companies	12	132	4	148
Income from discontinued operations			34	34
Net (loss) income	$ (5,203)	$ 92	$ (387)	$ (5,498)
Investment in associated companies, at equity	$ 101	$ 511	$ 24	$ 636
Segment assets (7)	$ 3,972	$ 2,571	$ 6,250	$ 12,793
Capital expenditures	$ 941	$ 403	$ 273	$ 1,617

(1) Depreciation expense for Telecommunications and Technologies includes an allocation of depreciation of corporate property not specifically identifiable to a segment. Related depreciable assets are not allocated to segment assets.

(2) Non-direct research, development and engineering expenses are allocated to segments based upon direct project spending for each segment.

(3) Related tax benefit:
Year ended December 31, 2003: $17, $28, $4 and $49.
Year ended December 31, 2002: $452, $30, $66 and $548.
Year ended December 31, 2001: $282, $48, $69 and $399.

(4) Interest expense is allocated to segments based on a percentage of segment net operating assets. Consolidated subsidiaries with independent capital structures do not receive additional allocations of interest expense.

(5) Many of Corning's administrative and staff functions are performed on a centralized basis. Where practicable, Corning charges these expenses to segments based upon the extent to which each business uses a centralized function. Other staff functions, such as corporate finance, human resources and legal are allocated to segments, primarily as a percentage of sales.

(6) Includes $30 million and $68 million in 2003 and 2002, respectively, related to impairment of long-lived assets of CAV, within the Technologies segment

(7) Includes inventory, accounts receivable, property and investments in associated equity companies.

21. Operating Segments (continued)

Non-segment (loss) income is detailed below (in millions):

	Years ended December 31,		
	2003	2002	2001
Non-segment (loss) income and other (1)	**$ (44)**	$ 4	$ (33)
Amortization of goodwill (2)			(363)
Non-segment restructuring, impairment and other charges and credits	**(13)**	(208)	(191)
Asbestos settlement	**(413)**		
Interest income (3)	**32**	41	68
Gain on repurchases of debt, net	**19**	176	
Benefit (provision) for income taxes (4)	**170**	(24)	94
Minority interests		1	
Equity in earnings of associated companies, net of impairments (5)	**83**	8	4
Income from discontinued operations		478	34
Non-segment net (loss) income	**$ (166)**	$ 476	$ (387)

(1) Includes non-segment operations and other corporate activities.
(2) Amortization of goodwill relates primarily to the Telecommunications segment.
(3) Corporate interest income is not allocated to reportable segments.
(4) Includes tax associated with non-segment restructuring, impairment and other charges and amortization of goodwill.
(5) Includes amounts derived from corporate investments and activities, primarily Dow Corning in 2003.

The following table provides net sales and other data for the Telecommunications segment (in millions):

	2003	2002	2001
Net sales:			
Optical fiber and cable	**$ 760**	$ 859	$ 2,889
Hardware and equipment	**535**	552	817
Photonic technologies	**54**	111	547
Controls and connectors	**77**	109	205
Total net sales	**$ 1,426**	$ 1,631	$ 4,458

The following table provides net sales and other data for the Technologies segment (in millions):

	2003	2002	2001
Net sales:			
Display technologies	**$ 595**	$ 405	$ 323
Environmental technologies	**476**	394	379
Life sciences	**281**	280	267
Conventional video components	**65**	166	252
Other technologies products	**224**	268	347
Total net sales	**$ 1,641**	$ 1,513	$ 1,568

Non-segment assets are detailed below (in millions):

	Years ended December 31,		
	2003	2002	2001
Property, net (1)	**$ 973**	$ 903	$ 636
Investments (2)	**211**	25	80
Other non-current assets (3)	**3,393**	3,107	2,811
Current assets (4)	**1,698**	2,746	2,723
Total non-segment assets	**$ 6,275**	$ 6,781	$ 6,250

(1) Represents corporate property not specifically identifiable to a segment.
(2) Represents corporate investments in associated companies, at both cost and equity.
(3) Includes non-current corporate assets, pension assets and deferred taxes.
(4) Includes current corporate assets, primarily cash, short-term investments and deferred taxes.

21. Operating Segments (concluded)

Information concerning principal geographic areas was as follows (in millions):

	2003		2002		2001	
	Net Sales	**Long-lived Assets (1)**	Net Sales	Long-lived Assets (1)	Net Sales	Long-lived Assets (1)
North America						
United States	**$ 1,222**	**$ 4,435**	$ 1,446	$ 4,588	$ 2,665	$ 6,249
Canada	**88**	**70**	122	66	238	54
Mexico	**65**	**72**	56	73	85	3
Total North America	**1,375**	**4,577**	1,624	4,727	2,988	6,306
Asia Pacific						
Japan	**382**	**349**	372	292	518	264
China	**134**	**191**	102	189	511	170
Korea	**55**	**620**	57	574	50	454
Other, including Taiwan	**472**	**253**	331	129	373	79
Total Asia Pacific	**1,043**	**1,413**	862	1,184	1,452	967
Europe						
Germany	**198**	**295**	210	236	443	484
France	**42**	**133**	46	121	141	123
United Kingdom	**74**	**67**	82	83	223	97
Italy	**36**	**268**	47	265	114	319
Other	**194**	**77**	183	39	479	37
Total Europe	**544**	**840**	568	744	1,400	1,060
Latin America						
Brazil	**17**	**2**	15	2	59	7
Other	**11**	**1**	6	1	39	3
Total Latin America	**28**	**3**	21	3	98	10
All Other	**100**		89	36	109	30
Total	**$ 3,090**	**$ 6,833**	$ 3,164	$ 6,694	$ 6,047	$ 8,373

(1) Long-lived assets primarily include investments, plant and equipment, goodwill and other intangible assets.

22. Subsequent Event

Through March 1, 2004, we repurchased and retired 25 thousand zero coupon convertible debentures for approximately $19 million in cash resulting in a net decrease of $20 million to the zero coupon convertible debenture book value. In addition, we issued 22 million shares of Corning common stock and $24 million in cash in exchange for 3.5% convertible debentures with a book value of $213 million at an effective conversion price of $9.675 per share. As a result of these transactions, we will record a $23 million pre-tax loss on repurchases and retirement of debt during the first quarter of 2004.

Corning Incorporated and Subsidiary Companies
Valuation Accounts and Reserves
(In millions)

Year ended December 31, 2003	Balance at Beginning of Period	Additions	Net Deductions and Other	Balance at End of Period
Doubtful accounts and allowances	$ 59	$ 5	$ 26	$ 38
Deferred tax assets valuation allowance	$ 417	$ 52		$ 469
Accumulated amortization of purchased intangible assets	$ 104	$ 43		$ 147
Reserves for accrued costs of business restructuring	$ 405	$ 127	$ 346	$ 186

Year ended December 31, 2002	Balance at Beginning of Period	Additions	Net Deductions and Other	Balance at End of Period
Doubtful accounts and allowances	$ 60	$ 15	$ 16	$ 59
Deferred tax assets valuation allowance	$ 189	$ 228		$ 417
Accumulated amortization of purchased intangible assets	$ 90	$ 43	$ 29	$ 104
Reserves for accrued costs of business restructuring	$ 276	$ 461	$ 332	$ 405

Year ended December 31, 2001	Balance at Beginning of Period	Additions	Net Deductions and Other	Balance at End of Period
Doubtful accounts and allowances	$ 47	$ 32	$ 19	$ 60
Deferred tax assets valuation allowance	$ 72	$ 117		$ 189
Accumulated amortization of goodwill	$ 303	$ 363	$ 5	$ 661
Accumulated amortization of purchased intangible assets	$ 52	$ 76	$ 38	$ 90
Reserves for accrued costs of business restructuring		$ 419	$ 143	$ 276

QUARTERLY OPERATING RESULTS
(unaudited)

(In millions, except per share amounts)

2003	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Total Year**
Net sales	**$ 746**	**$ 752**	**$ 772**	**$ 820**	**$ 3,090**
Gross margin	**$ 200**	**$ 181**	**$ 226**	**$ 242**	**$ 849**
Restructuring, impairment and other charges and (credits)	**$ 51**	**$ 49**	**$ (10)**	**$ 21**	**$ 111**
Asbestos settlement	**$ 298**	**$ 39**	**$ 51**	**$ 25**	**$ 413**
Loss from continuing operations before income taxes, minority interests and equity earnings	**$ (445)**	**$ (149)**	**$ (74)**	**$ (91)**	**$ (759)**
Benefit for income taxes	**(144)**	**(34)**	**(30)**	**(46)**	**(254)**
Minority interests	**37**	**33**	**2**	**1**	**73**
Equity in earnings of associated companies, net of impairments	**59**	**60**	**75**	**15**	**209**
Net (loss) income	**$ (205)**	**$ (22)**	**$ 33**	**$ (29)**	**$ (223)**
Basic (loss) earnings per common share	**$ (0.17)**	**$ (0.02)**	**$ 0.03**	**$ (0.02)**	**$ (0.18)**
Diluted (loss) earnings per common share	**$ (0.17)**	**$ (0.02)**	**$ 0.02**	**$ (0.02)**	**$ (0.18)**

2002	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Total Year**
Net sales	$ 839	$ 827	$ 762	$ 736	$ 3,164
Gross margin	$ 184	$ 184	$ 129	$ 105	$ 602
Restructuring, impairment and other charges		$ 494	$ 125	$ 1,461	$ 2,080
Loss from continuing operations before income taxes, minority interests and equity earnings	$ (184)	$ (606)	$ (290)	$(1,640)	$(2,720)
Benefit for income taxes	(50)	(184)	(91)	(401)	(726)
Minority interests	6	6	5	81	98
Equity in earnings of associated companies, net of impairments	30	25	42	19	116
Loss from continuing operations	(98)	(391)	(152)	(1,139)	(1,780)
Income from discontinued operations, net of income tax (1)	8	21	19	430	478
Net loss	$ (90)	$ (370)	$ (133)	$ (709)	$(1,302)
Basic and diluted (loss) earnings per common share from:					
Continuing operations	$ (0.10)	$ (0.41)	$ (0.27)	$ (0.96)	$ (1.85)
Discontinued operations (1)		0.02	0.02	0.36	0.46
Basic and diluted loss per common share	$ (0.10)	$ (0.39)	$ (0.25)	$ (0.60)	$ (1.39)

(1) Discontinued operations are described in Note 2 (Discontinued Operations) to the Consolidated Financial Statements.

Corning Incorporated and Subsidiary Companies
Computation of Ratio of (Losses) Earnings to Combined Fixed Charges and Preferred Dividends:
(In millions, except ratios)

	Fiscal Years ended				
	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000	Dec. 31, 1999
(Loss) income from continuing operations before taxes on income	**$ (759)**	$ (2,720)	$ (6,161)	$ 621	$ 632
Adjustments:					
Distributed income of equity investees	**112**	83	73	45	51
Amortization of capitalized interest	**6**	9	10	11	14
Fixed charges net of capitalized interest	**176**	207	191	135	118
(Loss) earnings before taxes and fixed charges as adjusted	**$ (465)**	$ (2,421)	$ (5,887)	$ 812	$ 815
Fixed charges:					
Interest incurred	**$ 158**	$ 186	$ 202	$ 163	$ 135
Portion of rent expense which represents an appropriate interest factor	**22**	28	30	25	20
Amortization of debt costs	**5**	6	8	4	4
Total fixed charges	**185**	220	240	192	159
Capitalized interest	**(9)**	(13)	(49)	(57)	(41)
Total fixed charges net of capitalized interest	**$ 176**	$ 207	$ 191	$ 135	$ 118
Preferred dividends:					
Preferred dividend requirement		$ 128	$ 1	$ 1	$ 3
Ratio of pre-tax income to income before minority interest and equity earnings				2.6	1.4
Pre-tax preferred dividend requirement		128	1	3	4
Total fixed charges	**$ 185**	220	240	192	159
Fixed charges and pre-tax preferred dividend requirement	**$ 185**	$ 348	$ 241	$ 195	$ 163
Ratio of earnings to fixed charges	*	*	*	4.2x	5.1x
Ratio of earnings to combined fixed charges and preferred dividends	*	*	*	4.2x	5.0x

* Loss before taxes and fixed charges as adjusted were inadequate to cover total fixed charges by approximately $650 million, $2.6 billion and $6.1 billion and inadequate to cover fixed charges and pre-tax preferred dividend requirement by approximately $650 million, $2.8 billion and $6.1 billion at December 31, 2003, 2002 and 2001, respectively.

Investor Information

Annual Meeting

The annual meeting of shareholders will be held on Thursday, April 29, 2004, in Corning, NY. A formal notice of the meeting together with a proxy statement will be mailed to shareholders on or about March 10, 2004. The proxy statement can also be accessed electronically through the Investor Relations category of the Corning home page on the Internet at www.corning.com. A summary report of the proceedings at the annual meeting will be available without charge upon written request to Ms. Denise A. Hauselt, Secretary and Assistant General Counsel, Corning Incorporated, HQ-E2-10, Corning, NY 14831.

Additional Information

A copy of Corning's 2003 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available upon written request to Ms. Denise A. Hauselt, Secretary and Assistant General Counsel, Corning Incorporated, HQ-E2-10, Corning, NY 14831. The Annual Report on Form 10-K can also be accessed electronically through the Investor Relations category of the home page on the Internet at: www.corning.com

Investor Information

Investment analysts who need additional information may contact Mr. Kenneth C. Sofio, Director of Investor Relations, Corning Incorporated, HQ-E2-25, Corning, NY 14831; Telephone 607.974.9000

Common Stock

Corning Incorporated common stock is listed on the New York Stock Exchange and the SWX Swiss Exchange. In addition, it is traded on the Boston, Midwest, Pacific and Philadelphia stock exchanges. Common stock options are traded on the Chicago Board Options Exchange. The abbreviated ticker symbol for Corning Incorporated is "GLW."

Transfer Agent and Registrar

Computershare Investor Services LLC
P.O. Box A-3504
Chicago, IL 60690-3504
Telephone: 800.255.0461
Website: www.computershare.com

Change of Address

Report change of address to Computershare Investor Services LLC at the above address.

Independent Auditors

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York, NY 10036

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

The statements in this annual report that are not historical facts or information are forward-looking statements. These forward-looking statements involve risks and uncertainties that may cause the outcome to be materially different. Such risks and uncertainties include, but are not limited to:

— global economic conditions,
— currency fluctuations,
— product demand and industry capacity,
— competitive products and pricing,
— sufficiency of manufacturing capacity and efficiencies,
— cost reductions,
— availability and costs of critical materials,
— new product development and commercialization,
— order activity and demand from major customers,
— fluctuations in capital spending by customers in the telecommunications industry and other business segments,
— changes in the mix of sales between premium and non-premium products,
— facility expansions and new plant start-up costs,
— adverse litigation or regulatory developments, including future or pending tax legislation,
— adequacy and availability of insurance,
— capital resource and cash flow activities,
— capital spending,
— equity company activities,
— interest costs,
— acquisition and divestiture activity,
— the rate of technology change,
— the ability to enforce patents,
— product performance issues,
— stock price fluctuations, and
— other risks detailed in Corning's SEC filings.

Neither this report nor any statement contained herein is furnished in connection with any offering of securities or for the purpose of promoting or influencing the sale of securities.

Corning is an equal opportunity employer.
Printed in USA

Trademarks

The following trademarks of Corning Incorporated appear in this report:

Corning
Discovering Beyond Imagination
Flame of Discovery Design
EAGLE 2000



Printed on recycled paper using soybean ink

Corporate Officers

James R. Houghton
Chairman of the Board
and Chief Executive Officer

James B. Flaws
Vice Chairman
and Chief Financial Officer

Wendell P. Weeks
President
and Chief Operating Officer

Peter F. Volanakis
President—
Corning Technologies

Kirk P. Gregg
Executive Vice President
and Chief Administrative Officer

Joseph A. Miller Jr.
Executive Vice President
and Chief Technology Officer

Katherine A. Asbeck
Senior Vice President
and Corporate Controller

William D. Eggers
Senior Vice President
and General Counsel

Mark S. Rogus
Senior Vice President
and Treasurer

Pamela C. Schneider
Senior Vice President
and Operations Chief of Staff

Denise A. Hauselt
Corporate Secretary
and Assistant General Counsel

Other Officers

Larry Aiello Jr.
President
and Chief Executive Officer—
Corning Cable Systems

R. Pierce Baker III
Senior Vice President
and General Manager—
Life Sciences

Robert B. Brown
Senior Vice President
and General Manager—
Corning Optical Fiber

James P. Clappin
General Manager—
Display Technologies

Charles R. Craig
Vice President—
Science & Technology
and Director of Administration
and Operations

Robert L. Ecklin
Executive Vice President—
Environmental Technologies
and Strategic Growth

Alan T. Eusden
Senior Vice President—
Corning Shared Services

Kurt R. Fischer
Vice President—
Human Resources
and Diversity Officer

Richard J. Fishburn
Senior Vice President
and Chief Information Officer

Vincent P. Hatton
Senior Vice President—
Legal Department

Thomas R. Hinman
Vice President
and General Manager—
Diesel Technologies

Clark S. Kinlin
General Manager—
Greater China

Donald A. McCabe Jr.
Vice President—
Performance Excellence

E. Marie McKee
Senior Vice President—
Corning Incorporated

Donald B. McNaughton
Senior Vice President—
Display Technologies

Lawrence D. McRae
Senior Vice President—
Corporate Development

David L. Morse
Vice President—
Science & Technology
and Director of Corporate Research

Mark A. Newhouse
Vice President—
Strategic Growth,
Science & Technology

William Plerhoples
Senior Vice President—
Manufacturing Technology
and Engineering

Timothy J. Regan
Senior Vice President—
Government Affairs

James R. Steiner
Senior Vice President
and General Manager—
Specialty Materials

Steven P. Suttle
Senior Vice President
and General Manager—
Environmental Technologies

Corning's Values provide an unchanging moral and ethical compass that guides the actions of everyone in the company. The corporate values are: *Quality, Integrity, Performance, Leadership, Innovation, Independence and The Individual.*

Total Quality

It is the policy of Corning Incorporated to achieve Total Quality through Performance Excellence. Performance Excellence is Quality in Action — Values, Execution and Improvement.

This means each of us, individually and in teams, will understand, anticipate and surpass the expectations of customers and markets without error, on time, every time.

Environmental Policy

Corning Incorporated is committed to protecting the environment — everywhere in the world where we operate — through continuous improvement of our processes, products and services.

We achieve this by:

- Complying with and striving to exceed all applicable laws, regulations and company standards.
- Maintaining an environmental management system that assures this policy is implemented, including:
  - Establishing goals and targets.
  - Conducting environmental audits and progress reviews.
  - Communicating policy to everyone involved.
- Implementing measures to reduce pollution, waste and energy consumption.
- Recycling and working to create innovative recycling opportunities.
- Promoting and increasing environmental awareness within our plants and facilities.

Building into our research, development and engineering process a commitment to explore the use of environmentally friendly technologies and materials.

In summary, Corning is committed to providing a safe work environment for employees, and a safe living environment for our neighbors.

Corning Incorporated Foundation

Corning Incorporated Foundation was established in 1952 to administer the charitable contributions of Corning Incorporated. Grants to communities in which Corning operates account for over 50 percent of the Foundation's investments. Typical recipients are performing arts organizations, public school systems, libraries, hospitals and other institutions which promote the quality of life in locations where we operate.

Employee giving is encouraged by the Foundation through its Matching Gifts Program. A Foundation Report of Activities is available to shareholders upon written request to Ms. Denise A. Hauselt, Secretary and Assistant General Counsel, Corning Incorporated, HQ-E2-10, Corning, NY 14831.



CORNING
Discovering Beyond Imagination

Corning Incorporated

One Riverfront Plaza
Corning, NY 14831-0001
607 974 9000
www.corning.com

02AR28903EN